Exhibit 99.3

2025 Annual Report

Sayona Annual Report 2025 2

Contents 01 Overview 4 About Sayona 5 Our Performance 6 Chief Executive Officer’s Review 7 02 Operating and Financial Review 9 Sayona at a Glance 10 Our Strategy 12 Review of Financial Performance 14 Review of North American Operations and Projects 16 Review of Australian Operations and Projects 24 People and Culture 28 Sustainability 32 Environmental Governance 34 Social Responsibility 36 Risk Management 38 03 Governance 43 Board of Directors 44 Executive Leadership Team 46 Directors' Report 47 Remuneration Report 53 Auditor’s Independence Declaration 73 04 Financial Report 74 Consolidated Statement of Profit or Loss 75 Consolidated Statement of Comprehensive Income 76 Consolidated Statement of Financial Position 77 Consolidated Statement of Changes in Equity 78 Consolidated Statement of Cash Flows 79 Notes to the Financial Statements 80 Consolidated Entity Disclosure Statement 123 Directors' Declaration 125 Independent Auditor's Report 126 05 Additional Information 132 Mineral Resources and Ore Reserves 133 Tenement Schedule 136 Shareholder Information 139 Glossary 141 Corporate Directory 146 Sayona Annual Report 2025 3

01 Overview Sayona Annual Report 2025 4

Sayona has a vision to support global decarbonisation by sustainably producing high quality lithium products. We are a purpose-led organisation that is committed to ensuring our projects are sources of pride for our shareholders and host communities. About this Report This Annual Report covers the consolidated results, operations, activities, and financial position of Sayona Mining Limited (ABN 26 091 951 978) and its controlled entities for the year ended 30 June 2025. The report presents information about our financial and operational performance across our key lithium assets, including North American Lithium (NAL) and Moblan. All references to ‘Sayona’, ‘Sayona Mining’, ‘the Company’, ‘the Group’, ‘we’, ‘us’ and ‘our’ refer to Sayona Mining Limited and its controlled entities, unless stated otherwise. All dollar figures are expressed in Australian dollars (AUD), unless otherwise stated. Forward-Looking Statements Forward-looking statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause the actual results, performances and achievements to differ materially from any expected future results, performances or achievements expressed or implied by such forward-looking statements, including but not limited to, the risk of further changes in government regulations, policies or legislation; the risks associated with the current joint venture with Piedmont Lithium; the risks that further funding may be required, but unavailable, for the ongoing development of the Company’s projects; fluctuations or decreases in commodity prices; uncertainty in the estimation, economic viability, recoverability and processing of mineral resources; risks associated with development of the Company’s projects; unexpected capital or operating cost increases; uncertainty of meeting anticipated program milestones at the Company’s projects; risks associated with investment in publicly listed companies, such as the Company; and risks associated with general economic conditions. Subject to any continuing obligation under applicable law or relevant listing rules of the ASX, the Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements in this Release to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statements are based. Nothing in this Release shall under any circumstances (including by reason of this Release remaining available and not being superseded or replaced by any other Release or publication with respect to the subject matter of this Release), create an implication that there has been no change in the affairs of the Company since the date of this Release. The distribution of this presentation in other jurisdictions outside Australia may also be restricted by law and any restrictions should be observed. To avoid doubt, this presentation is not for distribution or dissemination within Canada. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. Non-IFRS Measures This report includes certain non-IFRS financial measures, including underlying measures of earnings or liquidity. Non-IFRS measures should not be considered as alternatives to an IFRS measure of profitability, financial performance or liquidity. In the opinion of the Company’s directors, these non-IFRS measures provide useful information to assess the financial performance of the Group over the reporting period. Acknowledgement Sayona acknowledges that its operations in Canada take place on the traditional, unceded territories of the Anishnabe and Cree First Nations. We also wish to recognise the Anishnabe communities of Lac Simon, Abitibiwinni and Long Point First Nation, as well as the Cree Nation of Mistissini. Sayona recognises the people and communities that are or have been part of these lands and territories. In Australia, Sayona acknowledges the Traditional Owners of the land on which we work and recognise their deep connection to the country that they share. We pay our respects to their Elders past, present and emerging. Merger with Piedmont Lithium and Report Scope On 19 November 2024, Sayona announced it had entered into a definitive merger agreement with Piedmont Lithium Inc. (‘Piedmont’) to consolidate Sayona’s assets with Piedmont’s assets to deliver enhanced scale under a unified corporate structure and create a leading lithium business under the name Elevra Lithium. The merger is expected to deliver long-term strategic benefits, including expanded operational flexibility, a diversified development pipeline, and improved access to global markets. Sayona will complete its merger with Piedmont on 30 August 2025 (Australian time), marking a transformational milestone in the Company’s growth strategy. The merger enhances Sayona’s scale, broadens its resource base, and strengthens its positioning within the global battery materials sector. This Annual Report covers the fiscal year ended 30 June 2025, and as such, reflects the performance of Sayona Mining on a standalone basis. The merger with Piedmont was completed after the conclusion of the fiscal year and therefore has no impact on the financial or operational results presented in this report. Following completion, this report will be the final annual report regarding Sayona Mining Limited on a standalone basis with future disclosures made by Elevra Lithium Limited on the merged asset base. About Sayona Sayona Annual Report 2025 5

Our Performance

Delivering on targets: setting new production records and growing resources.

Operations

Production
204,858 (+31%)
dry metric tonnes produced

Sales
209,038 (+32%)
dry metric tonnes sold

Recovery
69% (+5%)
recovery in FY25 with incremental improvement each quarter

Financial

Revenue
$223 million (+11%)
driven by sales volume growth

Unit Operating Cost
$1,290 (-9%)
meeting FY25 guidance

Cash
$72 million

Exploration

Increased
mineral resources at NAL and Moblan following CY2024 drill campaign

129,000 metres
drilled at NAL and Moblan during CY2024 utilising Flow Through Share funding

Continued
WA exploration at highly prospective Tabba Tabba lithium project

Corporate

Merger
with Piedmont Lithium received shareholder approval

$38 million
net capital raise proceeds received to fortify balance sheet

Laurie Lefcourt
joins Board as Non-Executive Director

Sayona Annual Report 2025
6

Dear shareholders, It is my pleasure to detail what has been a defining year in Sayona’s journey. FY25 was a period marked by strong operational performance, strategic progress, and the positioning of our business for long-term growth in the global lithium supply chain. A significant improvement in our safety performance was a highlight as were the gains made in relation to our environmental and sustainability metrics. We delivered on every one of our full-year guidance metrics — including a 31% increase in annual production and a 9% reduction in unit operating cost sold compared to FY24 — while achieving critical operational and developmental milestones across our assets. Most importantly, we set the stage for a transformative merger with Piedmont Lithium, forming what will become Elevra Lithium Limited. Corporate In November 2024, we announced our definitive agreement to merge with Piedmont Lithium — a strategic move to combine complementary assets, unlock synergies, and create a globally significant lithium company. The merged entity will be named Elevra Lithium Limited and the Board of Elevra includes distinguished nominees from each company with deep industry, technical, and capital markets expertise. We also: • Completed a successful capital raise, securing $38 million in net proceeds to support growth initiatives. • Welcomed Laurie Lefcourt to our Board of Directors, strengthening governance as we enter a new phase. • Finalised drilling at NAL and Moblan and turned our focus to the operation and development of each asset. • Realised strong pricing outcomes through our forward sales strategy, with average realised prices exceeding market benchmarks. North American Lithium FY25 was a year of strong operational improvements at our flagship North American Lithium operation. We began the year by improving safety performance. Notably, we recorded our first Triple-Zero month for safety — a testament to the operational leadership at NAL. As the year progressed, NAL consistently improved mill utilisation and recovery. Quarterly records were set in mill utilisation (93%) and lithium recovery (73%), with May 2025 marking our highest-ever monthly production at 19,895 tonnes. Optimisation of the flotation process and the improved availability of crushed material contributed to these outstanding results. On the logistics front, through strategic collaboration with Piedmont Lithium, we also began realising tangible benefits from pooled shipments, reducing our shipping costs and increasing efficiency. Despite weather-related downtime in early 2025, we quickly responded by deploying additional mobile crushing capacity. We also maintained stable unit operating costs, finishing the last quarter of the financial year with a low of US$737 per tonne produced, further strengthening NAL’s cost competitiveness. Additionally, we finalised a robust drilling program totalling 53,444 metres across 153 holes (over CY24) and completed a review of Reserves and Resources which have increased to 48.6Mt @ 1.11% Li2O and 95Mt @ 1.15% Li2O respectively. In light of the material increase in the size of NAL, we have launched environmental and engineering studies to support a potential expansion of the operation. These are critical steps as we plan for the next phase of growth at NAL. Chief Executive Officer’s Review Sayona Annual Report 2025 7

Moblan Lithium Project Moblan continues to emerge as one of North America’s most promising undeveloped lithium resources. A comprehensive drill program was completed during CY24 comprising 76,202 metres across 281 holes. Incorporation of this drilling saw our JORC-compliant MRE increase 30% to 121 million tonnes (Mt) at 1.19% Li2O, reinforcing Moblan’s strategic value to our portfolio. We have also reviewed the Reserves at Moblan which have increased 39% to 48Mt at 1.31% Li2O. These results represent a more than 650% increase in resource and 340% increase in reserves since Moblan was acquired in 2021. Considering the inherent value of this asset we have launched a tender process for permit-related studies for project development, with more than a dozen parties expressing interest across six work packages. Looking Ahead As we look ahead, Sayona stands on the threshold of an exciting new chapter. With Sayona shareholders having approved the merger with Piedmont Lithium, we are advancing toward the formation of Elevra Lithium — a premier lithium company with a leading position in the North American lithium supply chain. The combination of Sayona and Piedmont’s complementary assets, technical teams, and market strategies will create significant operational and commercial synergies. Together, we will be better positioned to meet surging global demand for lithium and deliver long-term value to our stakeholders. At the same time, we remain firmly focused on unlocking further potential within our current portfolio. In particular, we are progressing critical development work for a potential brownfield expansion at North American Lithium. The expansion has the potential to significantly increase NAL’s scale and improve unit economics while further strengthening Québec’s role as a cornerstone of the global battery materials supply chain. As we move into FY26, our priorities are clear: complete the transition to Elevra Lithium and execute on our growth pipeline. With a talented and committed team, a clear strategy, and the momentum of a transformational year behind us, we are well-positioned to lead the next phase of operational performance and growth. Lucas Dow Managing Director and Chief Executive Officer Sayona Annual Report 2025 8

02 Operating and Financial Review Sayona Annual Report 2025 9

Eeyou Istchee James Bay Hub Lac Albert Lithium Project (100%) Stage: Early stage Product: Spodumene concentrate Moblan Lithium Project (60%) Stage: Studies Product: Spodumene concentrate Troilus Claims (100%) Stage: Early Stage Product: Spodumene concentrate Abitibi-Témiscamingue Hub North American Lithium (75%) Stage: Production Product: Spodumene concentrate Authier Lithium Project (75%) Stage: Studies Product: Spodumene concentrate Pontiac Claims (75%) Stage: Early Stage Product: Spodumene concentrate Tansim Lithium Project (75%) Stage: Early Stage Product: Spodumene concentrate Vallée Lithium Project (18.75%) Stage: Early Stage Product: Spodumene concentrate Montréal Office Sayona at a Glance Sayona Annual Report 2025 10

Pilbara Projects Morella Lithium Joint Venture (49%) Stage: Exploration Product: Spodumene concentrate WA Lithium (100%) Stage: Exploration Product: Spodumene concentrate WA Gold (100%) Stage: Exploration Product: Gold Corporate Head Office Sayona Annual Report 2025 11

Our Strategy Producing Minerals Critical to the Electrification Transition Our purpose, strategy, values and guiding principles are fundamental in shaping the work that we do and the way that we do it. Our people work tirelessly each and every day to execute our strategy and achieve our purpose for the benefit of all stakeholders. Our Purpose Our purpose is to support the global decarbonisation drive by sustainably producing high quality lithium products. We are trusted by our partners and committed to ensuring our projects are sources of pride for our host communities. Our Strategy Our strategy is focused on five key pillars which shape the decisions and activities required to achieve our purpose: Optimise operations Maximise returns and cash flow by sustainably optimising our operations. Expand resource base Expand known mineral resources, and continue value accretive exploration. Develop assets Rapidly develop upstream assets and pursue value accretive growth options. Integrate downstream Evaluate partnering and JV opportunities for downstream integration. Strategic partnerships Develop strategic partnerships to lock-in demand, provide access to end markets, and accelerate development of our portfolio. Sayona Annual Report 2025 12

Integrity Sayona places the integrity of its organisation and its leaders at the heart of its fundamental values by honouring its commitments and following its guiding principles. Respect Sayona is committed to conducting its mining activities with respect for the environment, local communities, and all the stakeholders involved. It ensures that it respects the people around its organisation and treats them with dignity and kindness. Act transparently Act to ensure the Company’s sustainability Act in harmony with host communities Act to protect the environment by promoting the circular economy and applying best practice Act with respect for our teammates, their health, safety and wellbeing, and promote the development of their skills Our Guiding Principles Our Values Excellence Sayona aims to achieve optimal and sustainable results by promoting an approach built on learning and continuous improvement. It uses industry best practices and transforms innovative ideas into tangible results for the benefit of communities, shareholders and stakeholders. Sayona Annual Report 2025 13

Review of Financial Performance 2025 was a year of record production for Sayona. The Company delivered strong operational performance, progressing the ramp-up of production at North American Lithium (NAL) which rose 31% compared to FY24. This was supported by continued improvements in safety, sustainability, and operational efficiency, including a 9% reduction in unit operating costs. Key Data Revenue $223 million Revenue for the year ended 30 June 2025 Cash Flows Used in Operations ($15) million Net cash flows used in operating activities for the year ended 30 June 2025 Cash $72 million Cash and cash equivalents of the Group as at 30 June 2025 Underlying EBITDA ($67) million Underlying EBITDA for the year ended 30 June 2025 Capital Investment $50 million Capital expenditure and exploration investment for the year ended 30 June 2025 Net Assets $475 million Net assets of the Group as at 30 June 2025 Sayona advanced its strategic capital investment program across the Québec lithium projects, strengthening its mineral resource base and completing infrastructure upgrades at NAL to position the operation for long-term success. The year also marked a defining strategic milestone with the announcement of Sayona’s merger with Piedmont Lithium. This transformative transaction will create Elevra Lithium, a globally significant lithium company with a world-class portfolio, expanded growth opportunities, and enhanced access to global capital markets. Sayona closed FY25 in a solid financial position and the business is well placed to capture value from the accelerating global demand for lithium. Sayona Annual Report 2025 14

Financial Performance

Revenue for the year ended 30 June 2025 increased by 11 per cent to $223 million (30 June 2024: $201 million), driven by a 32 per cent increase in spodumene concentrate sales volumes, offset by a 16 per cent decrease in average realised selling prices related to adverse lithium market conditions. Lower prices were realised despite significant savings achieved in seaborne freight costs from pooled cargos in addition to pricing gains from the forward sales program.

The underlying EBITDA loss for the year was $67 million, resulting from increased sales volumes of higher cost inventory carried over from the NAL operational ramp-up phase, which was partly offset by cost savings at the operational and corporate level.

The Group's consolidated loss after income tax for the year ended 30 June 2025 was $382 million (30 June 2024: $119 million loss), which included income from the sale of tax benefits under flow through share arrangements of $6 million (30 June 2024: $5 million) and non-recurring merger transaction costs of $13 million (30 June 2024: nil). The Group also recorded an impairment of the assets of North American Lithium of $271 million as at 30 June 2025 (30 June 2024: $4 million) due to a decline in forecast long-term lithium prices.

The Group has reviewed the carrying value of the NAL Cash Generating Unit (CGU) as of 30 June 2025 as required under the Accounting Standards. The softening of the forward lithium prices over the past 12 months combined with the Company's limited ability to take advantage of any upswings in forward lithium prices due to onerous conditions in the offtake agreement with Piedmont have been major factors in recognising the $271 million impairment charge against the NAL assets. Once the merger with Piedmont is completed, the impact of the offtake agreement will no longer be a factor in assessing future recoverable amounts for NAL's assets.

Cash Flows and Liquidity

The Group recorded a net cash outflow from operating activities of $15 million for the year, which was a 76 per cent reduction on the operating cash outflow compared to the prior year.

Cash outflows for capital expenditure and capitalised exploration expenditure was $50 million during the year, a decrease of 56 per cent compared to the prior year. Capital expenditure at NAL focused predominantly on sustaining capital projects, whilst the remaining Flow Through Share funding was expended on exploration drilling at NAL and Moblan.

Cash and cash equivalents at the end of the period decreased by $18 million to $72 million at 30 June 2025, mainly due to the net cash outflow from operating activities and sustaining capital expenditure at NAL, which was partly offset by receipts from non-controlling interests and proceeds from a capital raise completed in November 2024.

Key Financial Metrics

	FY25	FY24	FY23	FY22	FY21
Total revenue ($M)	**223**	201	–	–	–
Profit/(loss) after income tax ($M)	**(382)**	(119)	(10)	74	(4)
Net cash flows used in operating activities ($M)	**(15)**	(62)	(66)	(14)	(11)
Cash and cash equivalents ($M)	**72**	91	211	185	36
Total assets ($M)	**653**	945	1,010	661	72
Total liabilities ($M)	**177**	149	136	101	4
Net assets ($M)	**475**	796	873	561	68
Basic earnings per share (cents)	**(2.73)**	(1.01)	(0.13)	0.76	(0.13)
Dividends paid (cents per share)	**–**	–	–	–	–
Closing share price at 30 June ($)	**0.015**	0.036	0.175	0.15	0.087
Market capitalisation ($M)	**173**	371	1,757	1,238	468
Annual total shareholder return (%)	**(58)**	(79)	17	72	1,179

Sayona Annual Report 2025
15

Review of North American Operations and Projects Sayona holds a diverse portfolio of projects across Québec, encompassing exploration, development and production, firmly establishing the company as a leading force in the North American lithium sector. Sayona Annual Report 2025 16

Overview Lac Albert Lithium Project Authier Lithium Project Tansim Lithium Project Québec City Montréal Office North American Lithium Vallée Lithium Project Moblan Lithium Project Troilus Claims 250km Eeyou Istchee James Bay Hub Abitibi-Témiscamingue Hub Québec NEWFOUNDLAND NEW BRUNSWICK USA Lithium Office Port Hudson Bay Pontiac Claims Sayona Annual Report 2025 17

FY25 in Review The 2025 financial year marked a significant turning point for the North American Lithium operation. The year was defined by improved safety and production performance, record performance milestones, and laying the foundation for a potential future expansion of the facility. Having restarted operations in early 2023, NAL transitioned from commissioning to full-scale production during FY24 and then focused on optimisation and stabilisation in FY25. Through strong collaboration between Sayona’s operational teams and joint venture partner Piedmont Lithium, NAL achieved key technical and operational milestones that underscore the asset’s long-term strategic value. Notable highlights from the year include: • Achievement of record monthly production in May 2025, with 19,895 tonnes of spodumene concentrate produced. • Highest-ever mill utilisation of 93% and lithium recovery of 73% in the June Quarter, demonstrating significant process improvements. • Execution of a 53,444 metre(1) drilling program to support resource expansion and resource classification upgrades. • The launch of environmental and engineering studies related to a potential brownfield expansion. While the operation experienced temporary processing disruptions due to unseasonal weather events early in calendar year 2025, rapid response measures ensured minimal impact on full-year production targets. By year-end, NAL demonstrated its ability to deliver sustained, efficient output, positioning itself as a key pillar in the future of the North American lithium supply chain. Highlights Record monthly production of spodumene concentrate 19,895 tonnes (May 2025) Highest-ever mill utilisation (June Quarter) 93% Record lithium recovery (June Quarter) 73% Drilling for resource expansion 53,444 metres(1) over 153 holes Environmental and engineering studies Potential brownfield expansion Through strong collaboration between Sayona’s operational teams and joint venture partner Piedmont Lithium, NAL achieved key technical and operational milestones that underscore the asset’s long-term strategic value. North American Lithium Sayona (1) Over calendar year 2024. Annual Report 2025 18

Spodumene Concentrate Production (dmt) 1,250 1,300 1,350 1,400 1,450 FY24 1,417 1,290 FY25 1,200 9% 220,000 FY24 155,822 204,858 FY25 100,000 120,000 140,000 160,000 180,000 200,000 31% Unit Operating Cost Sold (FOB) Operational and Financial Performance FY25 saw meaningful gains across nearly every key production metric. Total spodumene concentrate production increased throughout the year, with record quarterly output in the June quarter and the May 2025 monthly production total of 19,895 tonnes marked a new benchmark for the operation. Recovery rates improved steadily due to optimisation of the flotation circuits and improvements in feed consistency. In the June quarter the operation achieved a record lithium recovery of 73%. Mill utilisation reached 93%, driven by improvements in equipment reliability and the efforts of the operational team. To address unplanned downtime, a mobile crushing unit was mobilised in the March quarter to aid the Crushed Ore Dome’s ability to stabilise feed availability. NAL’s improved process performance also translated into strong cost control. Unit operating costs finished the year at US$737 per tonne on a units produced basis in the June Quarter and full year unit operating cost sold declined by 9% compared to FY24. Ongoing implementation of cost improvement strategies — particularly related to logistics — played a key role in delivering the cost reduction. These cost reductions are expected to deepen following the completion of the Sayona-Piedmont merger. Development and Expansion To support potential long-term growth at NAL, Sayona undertook several key initiatives during FY25: • A 53,444 metre drill program across 153 holes was completed, targeting resource growth and increases in reserves. Subsequent to the end of the fiscal year we have completed a review of Reserves and Resources which have increased to 48.6Mt @ 1.11% Li2O and 95Mt @ 1.15% Li2O respectively. • Environmental baseline studies and engineering assessments were launched to support a brownfield expansion scenario, which could increase annual plant throughput beyond its current capacity. • Initial scoping indicates that expanded output could be achieved with incremental infrastructure upgrades, particularly in crushing, grinding, and tailings management. These efforts represent the next step in maximising NAL’s value and cementing its role as a long-term supplier to the North American EV and battery markets. FY25 saw meaningful gains across nearly every key production metric. Sayona Annual Report 2025 19

FY25 in Review FY25 was a pivotal year for the Moblan Lithium Project, solidifying its status as one of North America’s largest and highest-quality undeveloped lithium deposits. Through sustained exploration success, increased resource confidence, and early-stage development progress, Sayona advanced Moblan from a growth-stage asset into a strategic cornerstone of its long-term portfolio. Located in the Eeyou Istchee James Bay region of Québec, the Moblan Lithium Project is jointly owned by Sayona (60%) and Investissement Québec (40%). With proximity to existing infrastructure, hydropower, and key transport corridors, Moblan is well positioned to become a future large-scale, low-cost supplier of spodumene concentrate to global markets. FY25 highlights included: • Completion of a 76,202 metre(1) drill program over 281 holes — one of the largest lithium exploration programs in Québec to date. • Launch of tenders for key environmental studies, including permit-related baseline work and stakeholder engagement with Cree Nation partners. Subsequent to the end of the fiscal year Reserves and Resources which have increased to 48Mt @ 1.31% Li2O and 121Mt @ 1.19% Li2O respectively. As global demand for high-purity lithium feedstock continues to rise, Moblan has emerged as a core element of Sayona’s medium- to long-term growth strategy. The project is also strongly aligned with Québec’s ambitions to become a leader in green battery materials supply, reinforcing its strategic and socio-economic importance. Highlights August 2025 JORC-compliant Mineral Resource Estimate (MRE) 121Mt at 1.19% Drilling for resource expansion 76,202 metres(1) over 281 holes Launch of tenders Tenders for key environmental studies As global demand for high-purity lithium feedstock continues to rise, Moblan has emerged as a core element of Sayona’s medium-to long-term growth strategy. Moblan Lithium Project Sayona (1) Over calendar year 2024. Annual Report 2025 20

Mineral Resource Growth The updated Mineral Resource Estimate, released in August 2025, marked a major milestone in Moblan’s evolution: • 121Mt @ 1.19% Li2O, classified as 107.7Mt Measured and Indicated and 13.3Mt Inferred. • This update represents more than 650% increase in tonnage compared to the tonnage when Moblan was acquired in 2021, driven primarily by successful step-out drilling and increased geological continuity across the deposit. • Drilling confirmed that mineralisation remains open along strike and at depth, indicating strong potential for future resource growth. The CY24 drill program of 76,202 metre included extension drilling in underexplored zones, infill drilling to convert Inferred to Indicated resources, geotechnical drilling to support mine design, and hydrogeological holes to inform water management strategies. Project Development Activities Moblan’s transition from exploration to development was also advanced during FY25, with a number of key workstreams launched: • The tender process for environmental and permitting studies commenced which will include data collection for baseline wildlife, water, noise, and air quality metrics. These studies will feed into the environmental and regulatory approvals required under Québec and Federal regulations. • Engagement continued with local Cree communities. A collaborative approach to long-term economic participation, environmental stewardship, and cultural respect remains a cornerstone of the project’s development strategy. Moblan represents a key source of growth and value creation for Sayona and its stakeholders. The scale, grade, and jurisdictional advantages of this asset uniquely position it to meet future lithium demand from North American and global battery markets. Sayona Annual Report 2025 21

FY25 in Review In FY25, Sayona maintained its regional lithium exploration portfolio in Québec with targeted exploration, resource growth assessments, and prospecting programs across several key tenements. These projects play a critical role in supporting Sayona’s long-term strategy, with the potential to provide satellite feed or future standalone development opportunities. Authier Lithium Project 24 claims, 884ha The Authier Lithium Project in Québec is a hard rock spodumene lithium deposit set to play a key role in the Company’s multi-project Abitibi-Témiscamingue Hub, providing supplementary ore for processing at NAL. The project is located approximately 70 kilometres north-west of the city of Val d’Or and is easily accessed by a rural road network connecting to a national highway a few kilometres east of the project site. The project area comprises 24 mineral claims totalling 884 hectares. No new activities were undertaken at the project during the period. Tansim Lithium Project 132 claims, 7,622ha The Tansim Lithium Project is situated 82 kilometres south-west of the Authier Lithium Project. Tansim comprises 132 mineral claims spanning 7,622 hectares and is prospective for lithium, tantalum, and beryllium. Mineralisation is hosted within spodumene-bearing pegmatite intrusions striking east-west, dipping to the north and hosted by metasedimentary — metavolcanic rocks of the Pontiac sub-province. The main prospects are Viau-Dallaire, Viau and Vezina. No work was carried out at Tansim during the period as activities focused on NAL and Moblan however, 54 claims were relinquished following an evaluation and prioritisation of prospectivity. This project supports the broader strategy of establishing a significant lithium hub in the region and Sayona is focused on ensuring the project generates maximum benefits for all local stakeholders, including First Nations people, together with minimising any environmental impacts. Vallée Lithium Project 28 claims, 1,247ha The Vallée Lithium Project is located in Abitibi, Québec, near the township of La Corne. The project is situated within the heart of the southern portion of the Abitibi Greenstone Belt, approximately 60 kilometres north of Val-d’Or and contiguous and adjacent to the NAL mine. NAL achieved the required spend in FY24 to earn an initial 25% interest in the Vallée Joint Venture. However, the drilling results did not support progression to the Second Option of the earn-in agreement. As such, NAL retains its current 25% interest in the Vallée Joint Venture and will evaluate other opportunities within the joint venture tenements as they are identified. No new activities were undertaken at the project during the period. Pontiac Claims 257 claims, 14,560ha Sayona’s Pontiac Claims are situated 15–60 kilometres from the Tansim Lithium Project. Pontiac comprises 257 mineral claims spanning 14,560 hectares and is prospective for lithium, tantalum, caesium and beryllium. The Pontiac prospect lies along the southeastern edge of the Superior Craton, featuring metasedimentary and metavolcanic rocks of the late Archean eon. The sites were chosen for their geological similarity to the drill ready target of Viau-Dallaire at the Tansim Project. As such, the Pontiac claims have a strong exploration potential for lithium-bearing pegmatites. Following an evaluation and prioritisation of prospectivity, 1,027 claims were relinquished during the year to focus on the highest priority targets and reduce expenditure commitments. Regional Exploration Projects (Québec) Sayona Annual Report 2025 22

Lac Albert Lithium Project 121 claims, 6,592ha The Lac Albert Lithium Project, another potential asset in Sayona’s Québec portfolio, is located 3.5 kilometres west of the Moblan Lithium Project, in the same proven lithium mining province, the new claims span 6,592 hectares and will be assessed for lithium pegmatite occurrences. These claims are separate to the Moblan Lithium Project. Initial exploration efforts have focused on mapping and sampling to identify target areas for drilling. This project is part of Sayona’s strategy to diversify its resource base and support long-term growth. During the year prospecting activities were undertaken, however no results of significance were returned. Troilus Claims 1,824 claims, 98,423ha Acquired in November 2022, the Troilus Claims near the Moblan Lithium Project cover 1,824 claims spanning 984 square kilometres. These claims offer potential for significant lithium mineralisation, with possible extensions to Moblan mineralisation. The strategic location and size of this package make it a valuable addition to Sayona’s exploration portfolio, contributing to the company’s growth strategy in the Eeyou Istchee James Bay region. During the year rock and soil samples were collected in conjunction with geological reconnaissance and geophysical surveys. A number of promising assay results were returned and will be further investigated in future work. This portfolio of projects supports the broader strategy of establishing a significant lithium hub in the region and Sayona is focused on ensuring the portfolio generates maximum benefits for all local stakeholders, including First Nations people, together with minimising any environmental impacts. Sayona Annual Report 2025 23

Review of Australian Operations and Projects Sayona’s WA portfolio includes lithium rights across 346 square kilometres including the well-positioned Tabba Tabba project. We also hold gold leases in the Pilbara region and a 49% stake in the Morella Lithium Joint Venture. Sayona Annual Report 2025 24

Overview WA Lithium WA Lithium WA Gold KALGOORLIE MT MAGNET PERTH GERALDTON PORT HEDLAND Western Australia 250km Lithium Gold Port Sayona Annual Report 2025 25

FY25 in Review During the year Sayona continued to advance its portfolio of early-stage lithium and gold projects in Western Australia through systematic exploration, joint venture collaboration and disciplined investment. The Western Australian assets offer exposure to discoveries within one of the world’s most prospective mining jurisdictions. In the Pilbara region the Company holds 100% of the lithium rights to seven tenements/applications covering 346 square kilometres. At the Tabba Tabba project, which is the most advanced, Sayona continued its drill programs which have provided valuable geochemical and geological data, enhancing the understanding of the tenement’s potential. Work is focused in the search for flat lying pegmatite systems, principally hosted along a six kilometre strike of the Western Gabbro Corridor. The Tabba Tabba project is directly south and along strike from Wildcat Resources’ (ASX: WC8) Tabba Tabba lithium deposit. Within the 597 square kilometres of tenure where Sayona has 100% of the gold rights, exploration is focused on intrusion hosted gold mineralisation in a style similar to Northern Star’s nearby Hemi gold deposit. The Morella Lithium Joint Venture remains a material component of Sayona’s Western Australian lithium strategy and is managed by Morella Corporation Limited (ASX: 1MC). The Pilbara JV area comprises six tenements covering 356 square kilometres. Projects include the advanced Mallina area which is host to spodumene pegmatite, as well as strategically placed tenure in the Tabba Tabba area. The JV also includes two tenements in the South Murchison covering 48 square kilometres where first drilling at Mt Edon has identified rubidium-bearing pegmatites. Sayona intends to continue contributing its share of JV expenditures to maintain its 49% equity in this key JV collaboration. In the Pilbara region the Company holds 100% of the lithium rights to seven tenements/applications covering 346 square kilometres. At the Tabba Tabba project, which is the most advanced, Sayona continued its drill programs which have provided valuable geochemical and geological data, enhancing the understanding of the tenement’s potential. Western Australia Sayona Annual Report 2025 26

Exploration Activities Tabba Tabba Drilling has included three phases of reverse circulation (RC) drilling in the northern portion of the tenement area, with 9 holes for 2,873 metres completed. Holes were sighted on extensions to the Tabba Tabba deposit stratigraphy and gravity features indicative of the target gabbro host. Additionally, a 76 hole, 1,410 metre air core drill programme has been completed over parts of the central and eastern tenement areas. Although drilling to date has not identified material assay results, encouraging geochemistry and geological data have led to a large number of targets for future drilling being identified along the Western Gabbro Corridor. These include potential extensions to the Luke and Leia pegmatite systems immediately south of the Wildcat lithium resource. Fieldwork has also enhanced targeting of prospective gabbro host units and structural settings which facilitate emplacement of flat lying spodumene pegmatite. Newly identified pegmatites along the central western flank of the Western Gabbro trend will be a focus for future fieldwork. 100%-Owned Lithium and Gold Projects Regional geochemical sampling, mapping, and reconnaissance was carried out to advance drill targeting at the Red Rock and Mt Dove project areas. A total of 1,374 samples, assayed using the low level CSIRO ultrafine+ technique has advanced planning for the drill testing of targets. Morella Lithium Joint Venture At the Mt Edon JV project RC drilling has intersected significant pegmatite hosted rubidium mineralisation. Assays up to 0.59% Rb2O were returned with elevated lithium levels of up to 0.63% Li2O. Broad zones of pegmatite, including stacked systems, were identified in 15 of the 17 RC holes. At the Sophie prospect, which extends ~600 metres in strike extent, pegmatite intercepts up to 112m wide were recorded, including rubidium mineralisation across a 74 metre zone. To help guide project development, a formal research agreement has been entered into with Edith Cowan University to characterise the Mt Edon rubidium mineralisation. The Stage 1 study will use drill samples to identify optimal steps in the direct extraction and purification of a rubidium end product. Further development drilling is planned at Mt Edon with potential to lead to a maiden mineral resource. Exploration work in other JV areas included regional reconnaissance sampling and follow up of promising soil geochemical results at the West Wodgina lease. Five new targets will be assessed to identify potential areas for maiden drill testing. At Mallina, a ground gravity geophysical survey commenced in July 2025 to help in the search for gabbro hosted spodumene pegmatite systems. Further development drilling is planned at Mt Edon with potential to lead to a maiden mineral resource. Sayona Annual Report 2025 27

People and Culture At Sayona, our people are at the heart of our operations. The skills, commitment, and diversity of our workforce and contracting partners are critical to delivering safe, efficient, and sustainable performance. In FY25, we continued to invest in attracting talent, building capability, and fostering a respectful and inclusive workplace, while laying the groundwork for our future. Sayona Annual Report 2025 28

Strategic Workforce Overview As at the end of FY25, Sayona’s global workforce comprises 230 employees, with 78% men and 22% women. At our operating site, North American Lithium, women hold 42% of management positions, demonstrating a strong foundation of gender diversity in operational leadership. More broadly, women are represented across all levels of leadership, including the Board, reaffirming our commitment to building an inclusive and equitable organisation. Workforce Gender Breakdown Women Men 22% 78% Throughout the year, Sayona also strengthened its leadership team and governance framework in preparation for the Company’s next phase of growth. Notably, the board welcomed the appointment of Ms. Laurie Lefcourt in October 2024. Proportion of Women Employees FY25 FY24 Change Board 1 out of 6 (17%) 0.0% Senior Executive positions(1) 3 out of 13 (23%) 14% Whole organisation 50 out of 230 (22%) 22% = (1) We define “Senior Executive” as a person who is a member of our Senior Management Team who reports either to the Managing Director/CEO or to a direct report of the Managing Director/CEO (i.e. it includes N-2 employees). Our workforce reflects a multigenerational and multicultural profile: 46% are millennials, 27% are from Generation X, and 20% belong to Generation Z. The average age is 40 years. Notably, 75% of our North American Lithium workforce is recruited from the Abitibi-Témiscamingue region, underscoring our dedication to local hiring. Workforce Composition (Total Workforce: 230) 0 50 100 150 200 Men Women Visible Minority First Nation Disability 180 50 17 4 2 Generational Composition of the Workforce Baby Boomers Generation X Generation Z Millennials (Gen Y) 7% 20% 46% 27% Employee Distribution by Region Abitibi-Témiscamingue Elsewhere in Québec Elsewhere in Canada 60% Australia 32% 4% 1% Sayona Annual Report 2025 29

HR Systems Transformation As part of our efforts to strengthen organisational scalability and prepare for post-merger integration, Sayona implemented the Dayforce Human Capital Management (HCM) platform during FY25. This cloud-based system streamlines key HR operations such as time and attendance tracking, payroll, and manager self-service. By modernising these processes, we have enhanced data accuracy, improved regulatory compliance, and equipped leaders with real-time workforce insights — laying the foundation for a more agile and integrated organisation. Attracting and Retaining Talent In a highly competitive labour market, particularly in Abitibi-Témiscamingue, talent attraction and retention remain a key focus. Throughout FY25, we prioritised local recruitment and deepened our engagement with local communities near our operations. The mining sector continues to face labour shortages, skills gaps, and high turnover rates in remote regions. These challenges are particularly acute in Québec, where competition for qualified talent remains strong. To address these risks, Sayona focused on reinforcing community ties and promoting long-term employee engagement and retention. As operations ramped up, these efforts contributed to 99 hires in FY25, representing 44% of our total employee base. At our North American Lithium operation, 75% of employees were recruited from the Abitibi-Témiscamingue region. Despite sector-wide pressures, our voluntary turnover rate stood at 17%, reflecting both the realities of the current labour market and the need for sustained retention strategies. Employee Development Investing in our people is essential to ensuring long-term operational excellence. Sayona is committed to building internal capability through continuous learning and development. Employees received a total of 3,251 training hours, representing 3% of total payroll invested in development initiatives. Internal mobility remains a priority, with 30 employees promoted to new roles in FY25. These results demonstrate our commitment to building internal talent pipelines and preparing the next generation of leaders in support of our long-term growth strategy. Diversity, Equity, and Inclusion Diversity is a core strength at Sayona. In FY25, visible minorities represented 7% of our workforce, and Indigenous employees 2%. We are committed to increasing representation across all levels of the organisation. We also advanced our culture of integrity and inclusion through key initiatives, including: • Mandatory governance training on our Code of Conduct, which was delivered to all employees. • Behaviours in the workplace training program, rolled out to all supervisors and managers. To support the onboarding of new employees, especially those newly arrived in the region, we established a Cultural Integration Committee. Through monthly inclusion themes shared in health and safety meetings and a mentorship program that pairs newcomers with experienced colleagues, the committee fosters connection and belonging. Our periodic team step challenge, “Sayona en marche”, promotes wellness, friendly competition, and cross-functional engagement. Now in its second year, the initiative includes participants from both our corporate and operational teams in Québec, as well as colleagues from our Australian head office. It fosters a strong sense of connection across the broader organisation. In 2025, the program was nominated by the Québec Mining Association for its contribution to innovative human resources practices, highlighting our commitment to employee wellbeing and an inclusive workplace culture. Culture and Values Our organisational culture is grounded in the core values of integrity, respect and excellence. These principles guide how we collaborate, make decisions, and engage with our employees, partners, and communities. To bring these values to life, we’ve created platforms for open dialogue and collaboration. The Collaboration Committee, composed of employees and management, meets monthly to address opportunities for improvement and strengthen mutual understanding. By promoting inclusive leadership behaviours and building trust at every level, we are creating a positive, high-performing environment where people feel valued and empowered. Diversity is a core strength at Sayona... We are committed to increasing representation across all levels of the organisation. Sayona Annual Report 2025 30

Outlook Our People and Culture strategy remains firmly anchored in our performance-driven culture. In the year ahead, our focus will be on: • Launching a structured succession planning framework to support long-term leadership continuity. • Enhancing leadership capabilities and supporting employee wellbeing, with emphasis on mental health and psychosocial risk prevention. • Deploying the performance management module of our new HR system to strengthen our performance culture and provide both employees and leaders with modern, practical tools for growth and development. • Advancing diversity and inclusion through targeted and measurable actions. • Relaunching our employer brand to reflect our identity and position our company as an employer of choice. As we move forward, we remain committed to building an inclusive, high-performing workplace where our people are supported, recognised, and empowered to thrive. These efforts are foundational to our growth as a values-driven organisation positioned for sustainable success and operational excellence. By promoting inclusive leadership behaviours and building trust at every level, we are creating a positive, high-performing environment where people feel valued and empowered. Sayona Annual Report 2025 31

Sustainability FY25 Health and Safety Performance Fiscal year 2025 was an improved year for employee health and safety performance. Focused on improved systems and rigorous operational processes, Sayona reduced the rate of incidents involving injuries, while also having two remote drilling campaigns and a significant increase in spodumene concentrate production. The NAL site had its longest triple-zero period in history (87 days — total recordable injury free), enabling it to significantly reduce TRIFR. We also saw a significant reduction in the number of Lost Time Injuries (LTIs) sustained during the course of FY25, which point to a reduction in severity of incident type. During FY26 we are striving to build upon the improvements and gains made during FY25 with continued safety performance focusing on leading indicators, standardisation of processes and practices and further engagement at all levels. Fiscal year 2025 2024 Medical aid 5 6 Modified duty 13 18 Lost time injury 8 18 TRIFR per 200,000 work hours 4.16 5.71 TRIFR per million work hours 20.79 28.56 Total hours worked (million) 1.25 1.47 At Sayona, we believe that our Sustainability efforts are ensuring that needs of the present are met without compromising the opportunity of a prosperous future. We approach this with a commitment to be stewards of the environment, good neighbours in our community, and respectful of the resources we use. Our use of hydro-power, our many efforts in water conservation and waste reduction are evidence of this in our daily operations. Engagement with our communities and stakeholders are vital to foster economic development and social well-being for the community and our employees. Integrating sustainability into our business, allows us to create long-term value and ensure a prosperous legacy for years to come. Sayona Annual Report 2025 32

Total Recordable Injuries FY24


6
18
18
Lost time injury
Modified duty
Medical aid

Total Recordable Injuries FY25


5
8
13
Lost time injury
Modified duty
Medical aid

In FY26, we will continue to enhance and develop the effectiveness of the team with continuous training and simulations.

Health and Safety Management System

At Sayona, the Health and Safety (HS) of our employees is paramount in everything that we do. The HS Management System ensures that we identify, assess, control risks or mitigate the consequences of them. This applies to everyone at Sayona.

The focus in FY26 is to continue our efforts in implementing HS standards and policies for Sayona with a focus on preventative actions to identify risks and hazards. We continue to implement our management systems to ensure that critical risk management is embedded in every process at the site.

Health and Safety Joint Committee

At NAL, the HS joint committee has been established to provide the opportunity to employees and management team to discuss risks and their controls.

During FY25 risks that were analysed by the committee with mitigation recommendations include:

- Working in confined spaces
- Lockout/Tagout
- Dust control.

Emergency Response Team

In 2025 we completed the full implementation our emergency plans including three simulations of events that would trigger the plan. Two simulations were carried out in connection with environmental events and one in connection with a rescue. These simulations revealed areas for improvement but clearly demonstrated the ability of the NAL teams to manage major events.

In FY26, we will continue to enhance and develop the effectiveness of the team with continuous training and simulations.

The "ici" Program

In accordance with the "ici" program, Sayona encourages workers and supervisors throughout the year to show initiative by reporting potential hazards and creating a positive impact with the corrective actions taken. Every month, efforts were recognised with various forms as a means of celebrating and reinforcing positive behaviours.

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Environmental Governance

By sourcing its electricity from renewable sources, primarily hydroelectric and wind power, the NAL site has a distinct advantage in relation to carbon intensity. Sayona works continuously to reduce the carbon footprint associated with its activities, while respecting local communities and biodiversity. Sayona's commitment to environmental responsibility is evident in our performance.

Climate Change and Carbon Intensity

In 2025, mine site activities generated 29,937 tonnes of CO_2 equivalent (CO_2e), reported in line with regulatory requirements to provincial government authorities on an annual basis. These figures cover Scope 1 and Scope 2 emissions.

Spodumene concentrate production increased from 155,822 tonnes in 2024 to 204,858 tonnes in 2025 (+31%), while total CO_2e emissions decreased by 14% over the same period.

The reduction in greenhouse gas emissions, despite higher production levels, was primarily driven by:

- Consolidation of mining infrastructure, which significantly reduced waste rock transport distances; and
- Improved management of fossil fuel-powered equipment.

Sayona is currently conducting a life cycle assessment that will consider the entire process of spodumene concentrate production from primary ore extraction, to international delivery of spodumene concentrate.

When converted to lithium carbonate equivalent (LCE), the 2025 spodumene production equates to 22,765 tonnes of LCE. This resulted in a carbon intensity of 1.32 t CO_2e per tonne of LCE in 2025, down from 1.97 t CO_2e per tonne in 2024 (a 33% reduction).

	Unit	2025	2024	Variance y/y
Spodumene concentrate produced	dry metric tonnes	**204,858**	155,822	+31%
Total of CO_2e (Scope 1 & 2 only)	tonnes	**29,937**	35,511	-14%
Lithium carbonate equivalent (LCE)(1)	tonnes	**22,765**	17,856	+28%
Intensity	**CO_2e / t of LCE**	**1.32**	**1.99**	**-33%**

(1) Based on an unaudited internal study.

Sayona is currently conducting a life cycle assessment that will consider the entire process of spodumene concentrate production from primary ore extraction, to international delivery of spodumene concentrate. This life cycle assessment is being conducted by an external specialist. The study should be complete in calendar year 2025.

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Biodiversity Management Sayona is committed to preserving biodiversity as it undertakes its mining operations and has established a platform for recording wildlife observations on site. This platform helps monitor the presence of wildlife within operational areas and supports proactive management practices. In addition, Sayona conducted awareness programs to promote biodiversity conservation among site personnel. To achieve a net positive impact on fish habitats, Sayona has implemented compensation projects in line with Canadian environmental legislation. The first project, completed in 2025, involved replacing a culvert with a bridge within the project area. This upgrade increased fish habitat and significantly improved fish passage in the region. A second fish habitat compensation project, planned for 2026, is expected to further enhance biodiversity outcomes and strengthen Sayona’s contribution to the ecological health of the mine’s host region. Residual Materials Management — the Circular Economy Following the restart of operations, a significant quantity of materials, equipment, and other items were placed in storage for potential reuse. Over time, however, these items remained unused and occupied valuable space. To address this, the surface maintenance team reviewed and sorted the stored materials. Items that could not be reused but still held value were made available for purchase, while others were offered through a silent auction. Employees were given the opportunity to acquire items for a symbolic price, resulting in more than C$5,500 being raised and donated to a local charity. This initiative also diverted over 15 tonnes of materials from landfill. A similar approach was applied to surplus office supplies, generating an additional C$1,100, which was again donated to a charitable organisation. Mine Closure and Rehabilitation During the financial year, Sayona received government approval for its mine closure plan. This plan is required to be reviewed every five years or whenever significant operational changes occur. As NAL’s operations have only recently restarted, no progressive rehabilitation activities have been undertaken to date. Tailings Management Operations at TSF1 proceeded in line with deposition plans, with minor operational adjustments implemented without impacting plant performance. The southern wall was raised by 1.75 metres, providing the necessary tailings and water management capacity to enable the safe operation of the facility. Planning for the commissioning of a second tailings storage facility (TSF2) progressed during the year. Preliminary engineering work has been completed, and Sayona is currently evaluating alternative technologies for either dry or wet deposition through a variant analysis. A final decision on the preferred approach is expected in the course of calendar year 2025. Water Management The NAL site is located in a region with abundant water resources. As a result, mining and spodumene concentration activities generate a surplus of water, primarily sourced from the dewatering of the open pit. During the financial year 994,788 cubic metres of water were discharged into the environment via a series of retention basins, following stringent analysis and assessment to ensure compliance with environmental standards. Waste Management Industrial and exploration operations generated 1,411 tonnes of residual and hazardous waste, all of which were recovered and treated in accordance with local regulatory requirements. Additionally, 480 tonnes of contaminated soil were recovered and treated at a government-authorised facility. Sayona Annual Report 2025 35

Social Responsibility Building Strong Relationships with First Nations and Host Communities At Sayona, we believe that a key part of our success is rooted in the strength of our relationships with both First Nations and our host communities. We are committed to fostering respectful, transparent, and lasting partnerships built on mutual trust and understanding. Over the past year, we have engaged with First Nations as part of our commitment to consultation and collaboration. These discussions have focused on various projects, including drilling campaigns and proposed amendments to authorisations related to our operations at the North American Lithium (NAL) site. These consultations are an essential part of our process, ensuring that Indigenous voices are heard and taken into consideration in our decision-making. More broadly, our approach to community relations is guided by a spirit of active engagement. We prioritise meaningful dialogue with community members to better understand their expectations, concerns, and aspirations. This feedback allows us to align our initiatives with local priorities and contribute to positive, long-term development. We also recognise and value the cultural richness of the communities we work with. Our programs are designed to be inclusive, respectful of local traditions, and supportive of initiatives that foster social cohesion and shared prosperity. Transparency and accountability remain cornerstones of our engagement strategy. Through regular updates, community meetings, and feedback mechanisms, we strive to ensure that our presence continues to bring lasting value to the regions we operate in. Sayona Monitoring Committee Updates Over the past year, the NAL Monitoring Committee has continued its important work of engaging with key stakeholders through quarterly meetings. The objectives of this committee are to discuss the progress of projects and operations at our active mine, North American Lithium; to maintain open and transparent dialogue with committee members; to promote the sharing of information and local knowledge, as well as insights from local stakeholders and external experts; and to share our operational, environmental, and social results each quarter in a transparent manner. Key Points Include: • Corporate Developments: The merger with Piedmont Lithium will create a globally significant hard rock lithium producer under the name Elevra Lithium. • Environmental Stewardship: The committee reviewed environmental monitoring, including water management at the North American Lithium site. A fish habitat offset project was introduced, and other topics included wildlife protection and ecological initiatives. • Operations and Performance: Sayona continues to show strong operational performance, with a 31% increase in FY25 concentrate production. A significant safety milestone was reached with 87 days without a recordable incident. • Workforce and Regional Impact: The company continues to focus on local employment, especially in the Abitibi-Témiscamingue region. Updates were provided on human resources and infrastructure planning. • Community Engagement and Projects: Several community-related projects were discussed, including the reuse of mine tailings and progress on the La Corne site. The committee also discussed local concerns like groundwater protection and infrastructure improvements. The Monitoring Committee remains integral in guiding NAL’s responsible mining practices, environmental efforts, and community partnerships. At Sayona, we believe that a key part of our success is rooted in the strength of our relationships with both First Nations and our host communities. We are committed to fostering respectful, transparent, and lasting partnerships built on mutual trust and understanding. Sayona Annual Report 2025 36

Financial Contributions and Economic Benefits We are committed to supporting the social, economic, and environmental development of our host communities. Our investments target key areas such as arts and culture, socio-economic development initiatives, youth health and well-being, and now, environmental projects. By collaborating with local organisations and authorities, we strive to create opportunities that enhance quality of life and foster sustainable, long-term growth. This year, a total of C$166,745 has been allocated to donations and sponsorships for a wide range of events and initiatives across our host communities. Arts and Culture Sustainability Youth Health and Wellbeing Socio-economic Development 3% 1% 13% 59% 24% Our Commitment to Community Engagement As we look ahead, we are reaffirming our focus on strengthening our relationships with key partners and stakeholders. Over the coming year, our efforts will be centred on the following priorities: 1. Enhancing Stakeholder Dialogue We will continue to prioritise open and consistent communication with our stakeholders. By actively listening and fostering constructive exchanges, we aim to build stronger connections and ensure that feedback is heard and integrated into our decision-making processes. 2. Deepening Partnerships with Indigenous Communities We are committed to nurturing respectful and collaborative relationships with Indigenous communities. Our approach is rooted in mutual respect, cultural awareness, and long-term engagement that supports shared goals and honours traditional knowledge and practices. These focus areas reflect our intention to act as a trusted and responsible partner in the regions where we operate, working together toward meaningful and lasting progress. Sayona Annual Report 2025 37

Risk Management Sayona’s risk management processes and internal control systems are based on the principles of the ISO 31000 Standard for Risk Management adopted by ASX, which contributes to ensuring that risk and assurance activities are continually adding value to the business activities of Sayona and supporting the delivery of its projects. Sayona’s Board is responsible for overseeing risk and has assigned accountabilities and responsibilities for risk management to the Audit and Risk Committee (ARC), the Managing Director and executive management. Sayona’s risk management processes and internal control systems apply across Sayona’s entire business, including all of its operations and projects. The risk focus is on material issues that could prevent the delivery of Sayona’s objectives (including, without limitation, safety, sustainability, and exposure to environmental and climate change risks). The focus for FY25 was to enhance and expand the effectiveness of the Group’s risk management program. This was done with the adoption of a Risk Management Policy, Risk Appetite Statement, and Risk Management Standard. A comprehensive risk assessment was conducted to evaluate the material issues. Risk Materiality The Board defines the term ‘materiality’ recognising that financial measures criteria in its determination are complemented with non-financial criteria that are important to the achievement of corporate objectives such as health, safety and environmental impacts, and the reputation of Sayona. The Board’s risk appetite utilises the materiality definition. This means that, in practice, every ‘material’ risk must be referred to the ARC for its review and acceptance. The ARC assumes delegated authority on behalf of the Board to review and accept ‘material’ risks reported to it by the Managing Director and executive management. The Company’s Nomination and Remuneration Committee also oversees risks relevant to the areas it is responsible for. The following section describes (in no order of significance) the material risks that have been identified and are being managed for the Company to deliver on its objectives. It is not intended to be all encompassing, nor is any of the information intended to be taken as a statement of fact. These risks can be affected by a variety of factors, which can, in turn, impact the Company’s performance. Sayona recognises that risk is an inherent part of its business. Effectively identifying and managing risk is critical to Sayona’s success. Sayona Annual Report 2025 38

Risk	Description of Risk	Mitigating Actions
1 Safety and Sustainability		
Operational Safety	Material safety event within the organisation or failure to address well-being matters.	Sayona is subject to extensive laws and regulations regarding occupational health and safety, and the risk of non-compliance with those laws and regulations may adversely impact Sayona's operations, reputation, financial performance and financial position. All operations and development activities continue to have a strong focus on safe production and development. Sayona's HSE standards have been developed and rolled out across the organisation, to its operations and development projects, to establish a consistent good practice approach to HSE management and in compliance with local laws and regulations. In addition, overall wellness has been incorporated into these programs to ensure balance of overall safety. Additionally, risk assessments are incorporated in operational aspects to provide a proactive approach to safety and wellness.
Climate Change Risk	Physical and transitional factors that could impact operations, supply chain, stakeholder engagement, or regulatory compliance.	Severe weather events, increased frequency of wild fires and the other challenges posed by climate change are inherently uncertain and have the potential to adversely affect Sayona's operations, supply chain infrastructure and financial performance. Sayona evaluates future climate scenarios in project planning and operations. There is ongoing monitoring of climate-related risks; with the implementation of decarbonisation initiatives such as electric trucks.
Social and Environment	Failure to build positive relationships with local communities, regulators and local government leading to opposition, protests, or legal challenges. Material environmental event with potential impact to biodiversity, air, land and water resources or failure to comply with regulations.	Sayona's relations with local communities and First Nations people in the areas where its assets are located are important to its operations and may be affected by uncertain factors. We actively engage with all our stakeholders on a regular basis to better understand and address their individual needs. We work with local communities to develop meaningful relationships and regularly carry out social impact assessment on work programs. We undertake environmental monitoring programs and studies to better understand and mitigate our impact on the environment; while also conducting internal audits.
Human Rights	Occurrence of forced labour, debt bondage, child labour, recruitment and labour broker exploitation, wage and employment exploitation, unsafe and inhumane working conditions and restrictions on worker rights and freedom by our suppliers or contractors.	Sayona is subject to extensive laws and regulations regarding human rights in all regions that we work and operate. We expect that our suppliers and contractors follow those same laws and regulations while we also develop contracts that detail our expectation; including our Modern Slavery Statement. Clauses within our contracts further detail these requirements.

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Risk Description of Risk Mitigating Actions 2 Operational and Project Risks Operational Performance Inability to deliver safe, stable, and predictable operational performance and quality product to customers. The performance of North American Lithium continues to target improvements and/or consistency of the quality of product and the ability to meet production targets and tonnages, cost of production and return on capital. There is a collaborative effort that must be achieved to meet and maintain operational excellence. The experienced and dedicated staff, tools and resources, and the knowledge of contractors are paramount. If there is an incident of any type, a diverse incident management team comes together to determine the root cause while implementing corrective actions. Major External Events or Natural Disasters Damage to site infrastructure or offsite transport/energy related infrastructure, disruption to services and suppliers and access to site by employees. Sayona’s operations are susceptible to certain physical and other risks, including natural disasters, environmental hazards, pandemics and other catastrophic events, which could disrupt production and have a material adverse effect on Sayona’s financial and operational performance. Contingencies are in place to ensure operational continuity during any route closure/disruption periods. Stocks of critical reagents are maintained to ensure operating continuity. Project Execution The Sayona project portfolio fails to deliver NPV expectations (Cost, Schedule, Revenue). Sayona has a considerable portfolio of development assets. All projects have inherent delay and cost risks, particularly in the current challenging global market (low lithium pricing, geopolitical instability, logistics, inflation, skilled labour availability, etc.). Sayona is focused on de-risking the development of these projects by dedicating experienced professionals focused solely to manage these projects, by utilising proven technology based on Sayona’s existing operational expertise and by staging development to smooth capital expenditure and reduce market risk. Exploration Failure of the exploration program to result in the discovery of a mineral deposit, an increase in the current mineral resource, or the conversion of any of the mineral resources to ore reserves. Sayona’s experienced geological team develops detailed plans that take all factors into consideration to ensure that they are provided with the best details to define and determine the scale, quantity and quality of potential resources. The execution of their plans are controlled well by managing the program and the contractors that support the work. Staffing and Key Management Personnel Failure to effectively attract, train and retain employees with the required skillset to implement business strategy in each area where we operate. Sayona’s operations, financial performance and financial position are dependent on attracting and retaining qualified key personnel. Sayona relies on the experience, skills and knowledge of its key personnel in Canada and Australia to successfully manage its business. The availability and retention of skilled personnel is highly competitive in the current market, particularly in Canada with current mining industry growth in certain sectors. Sayona relies heavily on critical executive and senior management level individuals, as well as those with niche technical skills. The inability to attract and retain key personnel, including personnel with technical skills, or the unexpected loss of such personnel may adversely affect Sayona’s operations, financial performance and financial position. Sayona has recently reviewed its approach to retaining key personnel and attracting talent. This includes employee development programs, ensuring a diverse and inclusive work environment and a focus on hiring talent from local communities. The Company provides competitive and fair total remuneration packages, a safe workplace, and a commitment to strong corporate values. Sayona Annual Report 2025 40

Risk Description of Risk Mitigating Actions 3 Strategic and Financial Risks Commodity Price Risk Fluctuation of the market Lithium price versus basis for revenue forecasting. The prices of commodities, including lithium, are volatile and such volatility may negatively affect Sayona’s revenue and cash flows. Commodity prices fluctuate and are affected by many factors beyond Sayona’s control, such as inflation, interest rates and currency exchange. The price of lithium and the global demand for lithium is also reactive to supply and demand fluctuations. Such fluctuations are influenced by various factors, including the level of consumer demand, potential distribution problems, technological advances, availability of alternatives, global economic and political developments, forward-selling activities and other macro-economic factors. In particular, the demand for lithium is also dependent upon the demand for lithium batteries and battery electric vehicles. Any one of these factors may affect the price of, or demand for, lithium, which in turn may affect the price that Sayona is able to obtain for lithium or the amount of lithium that Sayona can sell. While the lithium market continues to be volatile, Sayona has endeavoured to manage these risks by establishing operations to be able to operate through a low-price environment and focusing on cost reduction and efficiency opportunities. Market Changes in the Lithium Industry The demand for lithium is dependent on the use of lithium in end markets and the general economic conditions. The growth of Sayona’s business, as well as Sayona’s financial condition and financial performance, are dependent on the continued growth in demand for electric vehicles, the growth in demand for lithium chemicals and the growth of the lithium markets generally. The Company has a clear understanding of market trends and navigates risks concerning market changes. Macro Risk Global external factors including macro-economic risk affecting profitability and business continuity. General economic conditions may adversely impact Sayona’s operating and financial performance and financial position, including its future revenues and share price. Sayona’s operating and financial performance is influenced by a variety of general economic and business conditions, including consumer spending levels, lithium prices, inflation, interest and exchange rates, supply and demand trends, key customer concentration, industrial disruption, availability of debt and capital markets, and government fiscal, monetary and regulatory policies. While Sayona has limited direct controls over these issues, continued oversight is essential to ensuring the ongoing profitability of the operations and projects. Geopolitical Risk Rivalries between geopolitical powers resulting in a fracture of multilateral relations or conflicts with global consequences. Global and local conflicts, including the threat of increased tariffs, tensions between China and Taiwan and the war in Ukraine, could adversely impact Sayona’s operations, financial performance and financial position. While Sayona has limited controls over these external issues, it continuously evaluates threats and risks associated with carrying out business activities with organisations that have a large exposure or concentration in areas with high geopolitical risks to reduce/avoid such risks. Sayona Annual Report 2025 41

Risk Description of Risk Mitigating Actions 3 Strategic and Financial Risks (continued) Political Risk Changes in political, regulatory, or fiscal frameworks impacting Sayona’s business. Sayona’s financial performance, operations, share price and profitability may be adversely affected due to circumstances in the countries where Sayona operates, particularly in Canada. To conduct its business, Sayona must obtain various governmental licenses, permits, authorisations, concessions and other approvals in connection with its activities in relevant jurisdictions, including Canada and Australia. Such approvals are related to the laws and regulations that govern prospecting, developing, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, surface rights, environmental protection, safety and other matters. Changes in political, regulatory, or fiscal frameworks in these countries could adversely impact Sayona’s financial performance, operations, share price and profitability. Continuous engagement between key management and government at both national and provincial levels actively mitigate this risk. Ongoing engagement will ensure these relationships continue. Liquidity and Funding Availability of debt or capital on terms acceptable to the Company. Sayona’s operations and development plans may require additional funding or capital for future activities. If Sayona is unable to secure adequate external funding or capital on acceptable terms, or at all, its development and expansion plans may be adversely affected. Fraud, Corruption or Misconduct Actual or alleged fraudulent or corrupt actions involving Company activities or assets, customers, or suppliers. Contravention of Sayona’s Code of Conduct creating reputational and other issues. Sayona’s reputation, business and financial performance may be materially and adversely impacted by fraud or violations of anti-bribery and anti-corruption laws. Group wide policies have been developed to address anti-corruption and fraud. In addition, Sayona’s Code of Conduct defines the required business standards and ethics for the entire workforce (staff, employees, contractors). Contravention of these policies can result in disciplinary action or dismissal. Cybersecurity Failure to prevent cyber attacks, data breaches, or the loss of sensitive corporate or employee data. Cybersecurity events can have an operational, financial, legal, reputational or regulatory impact. It is important to have the appropriate protections in place to minimise the potential risks that exist. Sayona has implemented cybersecurity programs, management tools, and detailed access controls. Further evaluations are being conducted to determine other best of class options. Legal Disputes Unsuccessful defence of litigation/disputes with other parties. Sayona acknowledges that as a public company there is the potential risk for litigation or disputes with various parties; which could impact operations, financial performance of financial position. Sayona has an experienced legal team with accessible external resources to ensure business is conducted ethically and aligns with the Code of Conduct, which defines the required business standards and ethics for the entire workforce (staff, employees, contractors). There are multiple controls and checks and balances to conduct business of a collaborative manner with internal and external stakeholders. Reporting Errors Inadvertent/Unintentional error in reports that are submitted to various regulatory bodies (i.e. financial, environmental). Sayona’s professionals work diligently to ensure that all reported data is accurate and true; including verifications at different levels internal and external to the organisation. There are times when errors do inadvertently or unintentionally occur. Once realised, all necessary actions are taken to correct the information as timely as possible. Sayona Annual Report 2025 42

03 Governance Sayona Annual Report 2025 43

Board of Directors Mr James Brown Executive Director Non-Independent Age 62 Location Singapore Term of Office Mr Brown has served as a Non-Executive Director since 14 August 2013. He held the role of Executive Director and Interim Chief Executive Officer from 27 August 2023 until 3 July 2024. Mr Brown currently serves as an Executive Director however he is likely to revert to a Non-Executive capacity in H2 2025. Qualifications Mr Brown holds a Graduate Diploma in Mining from the University of Ballarat and is a Member of the Australian Institute of Company Directors. Experience Mr Brown is a senior executive with over 40 years’ experience in the mining industry in Australia, United States, Africa and Indonesia, including the last 15 years as Managing Director of Morella Corporation Limited. Mr Brown has successfully sourced, developed and operated numerous key global projects with a focus on lithium and battery materials. He has an extensive global investment network to underpin the capital requirements for project investment and development. Current Directorships in Other Listed Entities Managing Director — Morella Corporation Limited Non-Executive Director — Greenwing Resources Limited Former Directorships in other listed entities in the last 3 years Nil Mr Allan Buckler Non-Executive Director Independent Age 78 Location Australia Term of Office Mr Buckler was appointed as a Non-Executive Director on 5 August 2013. Qualifications Mr Buckler holds a Certificate in Mine Surveying and Mining, First Class Mine Managers Certificate and Mine Surveyor Certificate from the Queensland Government’s Department of Mines. Mr Buckler is a member of both the Audit and Risk Committee and Nomination and Remuneration Committee. Experience Mr Buckler is a senior executive with over 55 years’ experience in the mining industry and has been directly responsible for the commercialisation of several projects from resource identification through to production in Australia and Indonesia. Current Directorships in Other Listed Entities Non-Executive Director — Morella Corporation Limited Former Directorships in other listed entities in the last 3 years Non-Executive Director — Interra Resources Limited Mr Paul Crawford Non-Executive Director Non-Independent Age 68 Location Australia Term of Office Mr Crawford was appointed as a Director on 10 March 2000. As announced on 10 April 2025, Mr Crawford will retire as a Director upon completion of the merger with Piedmont Lithium. Qualifications Mr Crawford holds a Bachelor of Business from the Queensland University of Technology and is a Certified Practising Accountant (CPA). He also holds a Graduate Diploma in Business Law from the University of Southern Queensland, Graduate Diploma in Company Secretarial Practice from the Governance Institute of Australia and Master of Financial Management from the Central Queensland University. Experience Mr Crawford has over 45 years of commercial experience, including various technical and management roles within the minerals, coal and petroleum industries. In 2001, Mr Crawford established his own corporate consultancy firm, providing accounting, corporate governance, business advisory and commercial management services. Mr Crawford was appointed as Company Secretary in 2012 and has held the position of Chief Financial Officer from 2018 until April 2024. Current Directorships in Other Listed Entities Nil Former Directorships in other listed entities in the last 3 years Nil Sayona Annual Report 2025 44

Mr Lucas Dow Managing Director and Chief Executive Officer Non-Independent Age 49 Location Australia Term of Office Mr Dow was appointed as a Non-Executive Director on 14 February 2024 and as Managing Director and Chief Executive Officer on 3 July 2024. Qualifications Mr Dow holds a Bachelor of Engineering (Mining) Hons. from the University of Queensland. Experience Mr Dow is a highly experienced mining executive with a proven track record of outstanding performance across a diverse range of businesses, commodities and geographies, skills which will facilitate Sayona’s next stage of growth as a leading North American lithium producer. As a mining engineer with extensive hands-on operational experience in both the mining resources and the renewable energy sector, Mr Dow is well versed in global resource trends and growth markets. Current Directorships in Other Listed Entities Nil Former Directorships in other listed entities in the last 3 years Nil Ms Laurie Lefcourt Non-Executive Director Independent Age 63 Location Australia Term of Office Ms Lefcourt was appointed as a Non-Executive Director on 16 October 2024 and elected at the Annual General Meeting of the Company on 30 November 2024. Ms Lefcourt is Chair of the Audit and Risk Committee and a member of the Nomination and Remuneration Committee. Qualifications Ms Lefcourt holds a Bachelor of Finance and Administration and is a fellow of the Institute of Chartered Accountants of Australia and New Zealand, a Chartered Professional Accountant of Canada and is a graduate of the Australian Institute of Company Directors. Experience Ms Lefcourt has an extensive background in financial, strategic and risk management, particularly in the resources, construction, and infrastructure sectors. She has held senior management and executive roles across Rio Tinto, Queensland Rail, Sinopec Oil and Gas, and Wiggins Island Coal Terminal and been involved in the successful development of major projects including both green and brownfield mining projects. Current Directorships in Other Listed Entities Ms Lefcourt is a non-executive director and audit and risk committee chair for Acrow Ltd and Capral Ltd. Former Directorships in other listed entities in the last 3 years Ms Lefcourt was a Non-executive director and chair of the audit and risk committee of Advance ZincTec Limited (resigned November 2022) and Senterprisys Limited (resigned November 2022). Mr Philip Lucas Non-Executive Director Independent Age 58 Location Australia Term of Office Mr Lucas was appointed as a Non-Executive Director on 27 August 2023 and re-elected at the Annual General Meeting of the Company on 30 November 2023. Mr Lucas is a member of the Audit and Risk Committee and Chair of the Nomination and Remuneration Committee. As announced on 10 April 2025, Mr Lucas will retire as a Director upon completion of the merger with Piedmont Lithium. Qualifications Mr Lucas holds a Bachelor of Laws and Juris Doctor from the University of Western Australia. Experience Mr Lucas is Partner and Chair at the corporate and resources law firm Allion Partners. He has extensive knowledge of the Australian corporate and resources sectors. He provides advice predominantly in the areas of public company mergers and acquisitions, equity capital markets, corporate governance and corporate law. Current Directorships in Other Listed Entities Nil Former Directorships in other listed entities in the last 3 years Chilwa Minerals Limited Sayona Annual Report 2025 45

Executive Leadership Team Mr Lucas Dow Managing Director and Chief Executive Officer Age 49 Location Australia Term of Office Mr Dow was appointed as a Non-Executive Director on 14 February 2024 and as Managing Director and Chief Executive Officer on 3 July 2024. Qualifications Mr Dow holds a Bachelor of Engineering (Mining) Hons. from the University of Queensland. Experience Mr Dow is a highly experienced mining executive with a proven track record of outstanding performance across a diverse range of businesses, commodities and geographies, skills which will facilitate Sayona’s next stage of growth as a leading North American lithium producer. As a mining engineer with extensive hands-on operational experience in both the mining resources and the renewable energy sector, Mr Dow is well versed in global resource trends and growth markets. Current Directorships in Other Listed Entities Nil Former Directorships in other listed entities in the last 3 years Nil Mr Dougal Elder Chief Financial Officer Age 39 Location Australia Term of Office Mr Elder joined Sayona in September 2022 and was appointed as Chief Financial Officer on 26 April 2024. Qualifications Mr Elder holds a Bachelor of Commerce (Honours) from the University of Queensland and is a member of Chartered Accountants Australia and New Zealand. Experience Mr Elder is a chartered accountant with more than 15 years’ experience in large private and publicly owned companies in Australia and the United Kingdom, including group finance and financial planning and analysis roles. He has extensive experience in driving budget management, systems implementations, treasury management and strategic initiatives across a range of industries including energy, manufacturing and agriculture. Current Directorships in Other Listed Entities Nil Former Directorships in other listed entities in the last 3 years Nil Mr Sylvain Collard President and Chief Operating Officer of Canada Age 46 Location Canada Term of Office Mr Collard joined Sayona in October 2022 as Chief Operating Officer of Canada and was appointed as Interim President Canada January 2024 and as President in July 2024. Qualifications Mr Collard holds a degree in Mechanical Engineering and is PMP Certified. Experience Mr. Collard is a specialist in mine project management and continuous process improvement, with extensive experience in operations management across both open pit and underground mines. Throughout his career, he has successfully led major mining projects in multiple jurisdictions, including Québec, Ontario, West Africa and the United States. His track record demonstrates strong expertise in delivering operational excellence, driving efficiency, and fostering team development in complex and diverse environments. Current Directorships in Other Listed Entities Nil Former Directorships in other listed entities in the last 3 years Nil Sayona Annual Report 2025 46

Director’s Report The Directors present their report on Sayona Mining Limited (“the Company”) and its controlled entities (the “Consolidated Group” or “Group”) for the year ended 30 June 2025. The report is prepared in accordance with the requirements of the Corporations Act, with the following information forming part of this report: • Operating and Financial Review on pages 9 to 42; • Biographical Information on pages 44 to 46; • Remuneration Report on pages 53 to 72; • Auditor’s Independence Declaration on page 73; • Financial Report on pages 74 to 130; and • Additional Information on pages 132 to 146. Directors The following persons held office as a Director of Sayona Mining Limited during the financial year and up to the date of this report, unless otherwise stated: Name, qualification and independence status Experience, special responsibilities and other directorships Mr James Brown(1) Grad.Dip Mining, MAICD Executive Director Extensive experience in the mining industry. Current Managing Director of Morella Corporation Limited since September 2010. Current director of Greenwing Resources Limited since June 2021. Director since 14 August 2013. Mr Allan Buckler Cert.Mine Surveying and Mining Independent Non-Executive Director Extensive experience in the mining industry. Current director of Morella Corporation Limited since December 2008. Resigned as director of Interra Resources Limited in April 2023. Member of the Audit and Risk Committee and Nomination and Remuneration Committee. Director since 5 August 2013. Mr Paul Crawford(2) B.Bus, Grad.Dip Bus.Law, M.Fin.Mgmt, CPA Non-Executive Director Extensive commercial experience within the minerals, coal and petroleum industries. Formerly Chief Financial Officer and Company Secretary of Sayona Mining Limited. Director since 10 March 2000. Mr Crawford will retire as a Director upon completion of the merger with Piedmont Lithium. Mr Lucas Dow(3) B.Eng (Mining) Hons Managing Director and Chief Executive Officer Extensive operational experience within the mining and renewable energy sector. Director since 14 February 2024. Appointed Managing Director and Chief Executive Officer on 3 July 2024. Ms Laurie Lefcourt B.Fin and Admin, FCA (Australia and New Zealand, CPA (Canada), GAICD Independent Non-Executive Director Extensive corporate administration and finance expertise. Current director of Acrow Limited since October 2021 and Capral Limited since April 2025. Resigned as director of Advance ZincTec Limited in November 2022 and Senterprisys Limited in November 2022. Chair of the Audit and Risk Committee and member of the Nomination and Remuneration Committee. Appointed 16 October 2024. Mr Philip Lucas LL.B, JD Independent Non-Executive Director Practicing lawyer with extensive knowledge of the Australian corporate and resources sectors. Resigned as director of Chilwa Minerals Limited in October 2023. Member of the Audit and Risk Committee and Chair of the Nomination and Remuneration Committee. Director since 27 August 2023. Mr Lucas will retire as a Director upon completion of the merger with Piedmont Lithium. (1) Mr Brown stepped down as Interim Chief Executive Officer on 3 July 2024. As announced on 28 February 2025, Mr Brown will continue to serve as an Executive Director until completion of the merger with Piedmont Lithium Inc. (2) Mr Crawford served as Executive Director and Company Secretary until 5 August 2024. He was appointed as a Non-Executive Director on 6 August 2024. (3) Mr Dow was appointed as Managing Director and Chief Executive Officer on 3 July 2024. Further information on the Directors’ qualifications, experience and special responsibilities are set out in this report on pages 44 to 45. Sayona Annual Report 2025 47

Company Secretary

Mr Dylan Darbyshire-Roberts was appointed to the position of Company Secretary and General Counsel on 6 August 2024. Mr Roberts is a Fellow of the Institute of Chartered Secretaries and Administrators and The Governance Institute of Australia, and a Solicitor of the Supreme Court of Western Australia. Mr Roberts has over 25 years of experience in governance and legal affairs with extensive knowledge across a diverse range of industries.

Meetings of Directors

The number of meetings of the Board of Directors and of each Committee attended by each Director during the year ended 30 June 2025 were:

	Board Meetings		Audit and Risk Committee		Nomination and Remuneration Committee	
Director	Attended(1)	Eligible(2)	Attended(1)	Eligible(2)	Attended(1)	Eligible(2)
James Brown	8	8	–	–	–	–
Allan Buckler	7	8	6	6	2	2
Paul Crawford(3)	8	8	1	1	2	2
Lucas Dow	8	8	–	–	–	–
Laurie Lefcourt(4)	6	6	5	5	–	–
Philip Lucas	7	8	5	6	2	2

(1) Number of meetings attended during the year.

(2) Number of meetings held during the year while the Director was a member of the Board or a member of the Committee.

(3) Mr Crawford resigned as a member of the Audit and Risk Committee on 17 October 2024 and as a member of the Nomination and Remuneration Committee on 17 October 2024.

(4) Ms Lefcourt was appointed as a Non-Executive Director on 16 October 2024 and as Chair of the Audit and Risk Committee on 17 October 2024.

As at 30 June 2025, the Audit and Risk Committee and Nomination and Remuneration Committee consist solely of Non-Executive Directors, all of whom are independent.

Principal Activities

The principal activities of the Group during the year were lithium mining and processing at North American Lithium (NAL) and ongoing identification, evaluation and development of its portfolio of mineral exploration assets in Australia and Canada, predominantly focusing on lithium.

There were no other significant changes in the Group's principal activities during the year.

Operational and Financial Review

The Group's operations during the year ended 30 June 2025 have been focused on the development of its lithium assets in Québec and working to realise value from its lithium and gold tenements in Western Australia. A review of the Group's operations and financial performance for the year ended 30 June 2025 is set out in the Operating and Financial Review on pages 9 to 42 of this report.

The Group has various funding options available including, but not limited to, production offtake arrangements, debt facilities, equity placements, joint arrangements with external partners, farm-out of interests in exploration tenements or the sale of mineral exploration assets where value has been created through exploration activity.

The Directors have reasonable grounds to believe the Group is in a strong financial position to grow its current operations.

External Factors and Risks Affecting the Group's Results

The Group has robust risk management processes and internal compliance and control systems in place to address material business risks. Information relating to the risks affecting the Group's results is set out in the Operating and Financial Review on pages 9 to 42 of this report.

Significant Changes in the State of Affairs

Director Appointments and Leadership Changes

On 3 July 2024, the Group announced the appointment of Mr Lucas Dow as Managing Director and Chief Executive Officer. Mr Dow, who previously served as CEO of a major mining corporation, brings extensive operational and leadership experience to Sayona at a critical time of expansion and transformation. Under his leadership, Sayona is expected to drive further improvements in operational efficiency, corporate strategy, and shareholder value.

In addition, the Group strengthened its Board with the appointment of Ms Laurie Lefcourt as a Non-Executive Director, effective 16 October 2024. With over three decades of experience in finance, governance, and major resource projects, Ms Lefcourt brings strategic expertise to Sayona's Board. She was also appointed Chair of the Audit and Risk Committee on 17 October 2024.

Sayona Annual Report 2025
48

Merger with Piedmont Lithium On 19 November 2024, Sayona Mining Limited and Piedmont Lithium Inc. announced a definitive merger agreement, forming a leading North American lithium producer with an approximately 50:50 equity split. The merger was subsequently approved by Sayona shareholders at the Extraordinary General Meeting on 31 July 2025. Piedmont stockholders subsequently approved the merger at their Special Meeting on 23 August 2025 (Australian time). As such, subject to satisfaction of the remaining conditions, completion of the merger is scheduled to take place on 30 August 2025. Following completion of the merger, Piedmont Lithium Inc. will become a wholly owned subsidiary of Sayona, with Sayona being the surviving entity with a primary listing on the ASX and a secondary listing on the Nasdaq. Capital Management On 28 November 2024, the Group completed a $40 million fully underwritten placement to institutional, professional and sophisticated investors, resulting in the issuance of 1,250,000,000 fully paid ordinary shares at an issue price of $0.032 per share for aggregate gross proceeds of $40.0 million. There were no other significant changes in the Group’s state of affairs during the year. Dividends No dividends were declared or paid during the financial year. Significant Events after Reporting Date On 18 November 2024, Sayona Mining Limited, Shock MergeCo Inc., a wholly owned subsidiary of Sayona (“Merger Sub”), and Piedmont Lithium Inc. entered into a Merger Agreement to combine Sayona and Piedmont. The merger was approved by Sayona shareholders at the Company’s Extraordinary General Meeting on 31 July 2025. Piedmont stockholders subsequently approved the merger at their Special Meeting on 23 August 2025 (Australian time). As such, subject to satisfaction of the remaining conditions, completion of the merger is scheduled to take place on 30 August 2025. Following completion of the merger, Piedmont Lithium Inc. will become a wholly owned subsidiary of Sayona, with Sayona being the surviving entity with a primary listing on the ASX and a secondary listing on the Nasdaq. On 19 November 2024, the Group entered into a Subscription Agreement with Resource Capital Fund VIII L.P. (RCF) to raise approximately $69 million (before costs) through the issue of 2,156,250,000 ordinary shares in Sayona Mining Limited at an issue price of $0.0320 per ordinary share, subject to completion of the proposed merger with Piedmont Lithium Inc. (“Conditional Placement”). On 31 July 2025, Sayona shareholders approved the Conditional Placement to RCF. On 12 August 2025, the Company and RCF agreed to extend the Subscription Agreement until 31 December 2025. As part of the extension, RCF agreed to subscribe to a further 1,200,000,000 options (“New Options”) to be issued in two tranches: • The first tranche of options to be issued shall be such number of options that results in RCF holding a 9.99 per cent interest in the issued share capital of the Company (Tranche 1 Options); and • Subject to obtaining all applicable regulatory approvals, the second tranche of options to be issued shall be such number of options that is 1,200,000,000 less the Tranche 1 Options (Tranche 2 Options). The exercise price of the New Options is $0.0320, a 14 per cent premium to the closing share price on 11 August 2025 and the same price as the issue price under the Conditional Placement, and within the Company’s existing placement capacity under ASX Listing Rule 7.1. If all New Options are exercised in full, the total value of the placement will be approximately $38 million. No other matters or circumstances have arisen since the end of the reporting period that have significantly affected or may significantly affect the operations, results of operations or state of affairs of the Group in subsequent periods. Likely Developments The Group remains focused on improving operating efficiencies, expanding resources, and completing the merger with Piedmont Lithium. Sayona is well positioned for a rebound in lithium prices. Further information about likely developments in the operations of the Group and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the Group. Environmental Regulation and Performance Sayona seeks to be compliant with all applicable environmental laws and regulations relevant to its operations. The Group’s operations are subject to environmental regulation under the law in Australia and Canada. The Directors monitor the Group’s compliance with environmental regulation under law in relation to its exploration, mining, and processing activities. The Group holds all necessary approvals to undertake mining, processing and construction activities at its North American Lithium operation. Technical studies prepared in relation to the restart of operations at NAL and development of Moblan provide Directors with information and technical details in relation to the environmental regulations as they apply to mining and manufacturing operations. In addition, the Authier Lithium Project is subject to review procedures under the BAPE (Bureau d’audiences publiques sur l’environnement) as the Group seeks permitting approval to develop and operate a new mine. The NAL expansion project will be evaluated by the relevant regulatory authorities as the Group seeks to obtain permits required to expand the existing NAL mine. The Moblan Lithium Project will be evaluated by the relevant regulatory authorities as the Group seeks to obtain permits required to develop a new mine. A robust management system is employed to support regulatory compliance obligations with respect to environmental performance management. Voluntary disclosures are provided to the relevant regulator when required, and external auditors can be utilised to support compliance management. The Directors are not aware of any material compliance breach arising during the year and up to the date of this report. Sayona Annual Report 2025 49

Directors Interests

At the date of this report, the interests of the Directors in the ordinary shares, options and equity rights of the Company are as follows:

Director	Ordinary shares	Options over ordinary shares[(1)]	Equity rights[(1)]
J Brown	10,757,094	–	–
A Buckler	112,589,051	–	–
P Crawford	166,526,303	–	–
L Dow	2,500,000	–	45,500,000
L Lefcourt	550,000	–	–
P Lucas	–	–	–

(1) Vesting conditions attached to the options and equity rights are set out in the footnotes to Note 30 to the financial statements.

The total number of equity rights over the ordinary shares of the Company as at 30 June 2025 is set out in Note 30 to the financial statements.

No equity rights over the ordinary shares of the Company are held by Non-Executive Directors at the date of this report.

Unissued shares under options

All options were granted in previous financial years. No options have been granted since the end of the previous financial year.

At the date of this report, the total number of unissued shares under options over the ordinary shares of the Company are as follows:

	Number of options	Exercise price	Expiry date
Equity-settled services[(1)]	2,234,482	$0.18125	28-Nov-25

(1) Equity-settled services relate to options granted to Jett Capital Advisors, LLC in respect of corporate advisory services undertaken for the Group.

Options do not confer any dividend or voting rights until they convert into fully paid ordinary shares. Each option is entitled to be converted into one ordinary share in Sayona Mining Limited.

Unissued Shares Under Equity Rights

All equity rights were granted in the current financial year. No equity rights have been granted since the end of the financial year.

At the date of this report, the total number of unissued shares under equity rights over the ordinary shares of the Company are as follows:

	Number of equity rights	Grant date	Vesting date
FY24 Deferred Short-Term Incentive Plan[(1)]	3,409,320	28-Nov-24	31-Oct-25
FY25 Deferred Short-Term Incentive Plan [(1)]	44,645,160	28-Nov-24	31-Oct-26
FY25 Employee Share Plan[(1)]	36,169,200	31-Dec-24	1-Jan-26
FY25 Employee Share Plan[(1)]	36,169,200	31-Dec-24	1-Jan-27
FY25 Long-Term Incentive Plan[(1)]	95,304,360	28-Nov-24	31-Aug-27
FY24 Transitional Management Incentive Plan[(1)]	24,993,820	31-Dec-24	1-Jan-26
FY24 Transitional Management Incentive Plan[(1)]	24,993,820	31-Dec-24	31-Mar-26

(1) Equity rights relate to equity awards granted to employees for nil consideration, subject to performance and service conditions being met. Refer to Note 30 to the financial statements for further detail on the outstanding equity awards.

Equity rights do not confer any dividend or voting rights until they convert into ordinary shares at vesting, nor do they confer any rights to participate in a share issue. No equity awards are eligible for a Dividend Equivalent Payment.

Remuneration of Key Management Personnel

Information about the remuneration of key management personnel is set out in the remuneration report section of this directors' report starting on page 53. The term 'key management personnel' refers to those persons having authority and responsibility for planning, directing and controlling the activities of the consolidated entity (i.e. group), directly or indirectly, including any director (whether executive or otherwise) of the consolidated entity.

Sayona Annual Report 2025
50

Unissued Shares under Equity Rights Granted to Officers

During the financial year, an aggregate of 164,490,840 equity rights were granted to the following five highest remunerated officers of the company and its controlled entities as part of their remuneration.

Name of officer	Number of equity rights	Grant date
L Dow	45,500,000	28-Nov-24
S Collard	35,943,360	28-Nov-24
S Collard	25,236,640	31-Dec-24
D Elder	25,082,080	28-Nov-24
D Elder	3,426,160	31-Dec-24
D Roberts	13,900,680	28-Nov-24
A Barber	13,435,720	28-Nov-24
A Barber	1,966,200	31-Dec-24

Indemnification of Directors

During the year, the Group paid insurance premiums to indemnify each of the Directors and executive officers of the Company (and of any related body corporate) against liabilities incurred in defending any legal proceedings arising as a result of work performed in their capacity as a Director or officer of the Group, other than conduct involving a wilful breach of duty in relation to the Group. The relevant contracts of insurance include a prohibition on disclosure of the premium paid and nature of the liabilities covered under the policy.

Indemnification of Auditors

The Group has not given an indemnity or entered into any agreement to indemnify, or paid or agreed to pay insurance premiums in respect of any person who is or has been an auditor of the Group or a related body corporate during the year and up to the date of this report.

Non-Audit Services

The following non-audit services were provided by the entity's auditor, Ernst & Young. The directors, in accordance with advice provided by the audit and risk committee, are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or are due to receive the following amounts for the provision of non-audit services:

	2025 $
Ernst & Young (Australia)	
Other assurance services — post-appointment(1)	**430,000**
Other services — post-appointment(2)	**25,000**
Other services — pre-appointment(3)	**210,000**
Overseas member firms of Ernst & Young (Australia)	
Other services — post-appointment(4)	**140,393**
Other services — pre-appointment(5)	**1,051,346**

(1) The amount reported relates to other assurance services associated with the proposed merger of Piedmont and Sayona. As the merger was announced on 19 November 2024, these services were provided post-appointment of Ernst & Young as the Group's auditor.

(2) The amount reported relates to other taxation services associated with the proposed merger of Piedmont and Sayona, which were provided post-appointment of Ernst & Young as the Group's auditor.

(3) The amount reported relates to tax due diligence services associated with the proposed merger of Piedmont and Sayona, which were provided pre-appointment of Ernst & Young as the Group's auditor.

(4) The amount reported relates to Canadian tax compliance services which were provided post-appointment of Ernst & Young as the Group's auditor, with the majority of these services currently in the process of being transitioned to KPMG.

(5) The amount reported consists of $746,913 relating to tax due diligence and other taxation services associated with the proposed merger of Piedmont and Sayona, and $304,433 relating to taxation advice and other tax compliance services, all of which were provided pre-appointment of Ernst & Young as the Group's auditor.

Details of the amounts paid or payable to the auditor, Ernst & Young, for audit and non-audit services provided during the year are set out in Note 29 to the financial statements.

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51

Proceedings on Behalf of Sayona Mining Limited No person has applied for leave of Court to bring proceedings on behalf of the Group or intervene in any proceedings to which the Group is a party for the purpose of taking responsibility on behalf of the Group for all or any part of those proceedings. The Group was not a party to any such proceedings during the year. Corporate Governance The Group’s 2025 Corporate Governance Statement is available at https://sayonamining.com.au/corporate-governance/ Auditor Independence The Group’s auditor has provided an independence declaration in accordance with the Corporations Act, which is set out on page 73 and forms part of this report. Rounding of Amounts Sayona Mining Limited is an entity to which Australian Securities and Investments Commission Corporations (Rounding in Financial /Directors’ Reports) Instrument 2016/191 applies. Amounts in this directors’ report and financial statements have been rounded in accordance with ASIC Instrument 2016/191, unless otherwise stated. Sayona Annual Report 2025 52

Letter from Chair of Nomination and Remuneration Committee Dear Shareholders, On behalf of the Board, I am pleased to present the Remuneration Report for Sayona Mining Limited for the financial year ended 30 June 2025. This Remuneration Report outlines the remuneration philosophy, policy and structures adopted to support Sayona’s operational performance and strategic growth, building on the foundation set in FY24. During the year, Sayona continued to strengthen its leadership team and governance framework in preparation for the Company’s next phase of growth. Notably, the Board welcomed the appointment of Ms Laurie Lefcourt as Non-Executive Director on 16 October 2024, and Mr Lucas Dow transitioned to the role of Managing Director and Chief Executive Officer on 3 July 2024, supported by a strong executive team. We look forward to the continued execution of Sayona’s strategy under Lucas’ leadership and the Board’s guidance. Our Year in Review Sayona delivered outstanding operational performance at our North American Lithium (NAL) operation during the 2025 financial year. NAL reached the upper end of its production guidance, delivering full year spodumene concentrate production of 204,858 dmt. Furthermore, the site achieved the highest quarterly output to date, the two strongest production months at the end of the year, a record single-day production, and the highest recovery rate in its history. These results reaffirm NAL’s position in the lithium industry and reflect the strength and dedication of our operational teams. Operating expenditure ended the year in line with guidance, reflecting the operational realities of the ramp-up phase and continued investment in long-term stability, including additional costs required to stabilise the crushing area as a result of design limitations identified during the construction phase. Cost optimisation remains a key focus as the site continues to mature. For FY25, our Total Recordable Injury Frequency Rate (TRIFR), reported on a 1,000,000 work-hour basis, stands at 20.8, down from 28.6 in FY24. This represents a 27.2 per cent year-over-year improvement in safety performance. While we remain focused on continuously strengthening our health and safety culture, this result demonstrates meaningful progress and reflects the ongoing commitment of our teams across the organisation. Significant environmental improvements were also implemented, reinforcing the Company’s ongoing commitment to sustainable and responsible operations. Sayona continued to advance its strategic objectives during FY25, with efforts focused on the merger between Piedmont and Sayona and completion of exploration drilling programs at Moblan and NAL to expand our existing resource base. Executive Remuneration In FY25, business performance was assessed against sustainability, operational performance, and financial performance measures. Sustainability measures were in line with target whilst operational and financial performance measures were slightly below target. As a result, the business outcome was assessed as 51.0 per cent. Individually, the performance of Executive KMP exceeded expectations on the back of significant efforts to advance the Company’s strategic objectives, particularly the merger between Piedmont and Sayona. As a result, the overall STI outcomes for Executive KMP range between 60.8 per cent and 65.7 per cent of maximum STI opportunity. Non-Executive Director Remuneration At the 2025 Extraordinary General Meeting, shareholders approved an increase in the aggregate amount of remuneration that may be paid to Sayona’s Non-Executive Directors from $900,000 to $1,250,000 per annum. This approved increase is subject to and conditional upon completion of the merger with Piedmont Lithium Inc. There was no increase in base fees for Non-Executive Directors in FY25 and following completion of the merger with Piedmont, there will be no increase in base fees for Non-Executive Directors for FY26. Following the establishment of the Audit and Risk Committee and Nomination and Remuneration Committee, the Board approved the payment of committee fees to remunerate Non-Executive Directors for the broad range and complexity of matters considered by each Committee. The following fees were effective from the date of appointment to each Committee: • Committee Chair fee of $25,000 per annum • Committee Member fee of $12,500 per annum We trust that the FY25 Remuneration Report provides clarity on the links between our strategic objectives, company performance and remuneration outcomes as well as shareholder value creation. We greatly appreciate your past engagement, and we welcome your feedback on the remuneration framework as we look to continue to improve the transparency of our reporting to shareholders. Philip Lucas Chair, Nomination and Remuneration Committee 28 August 2025 Sayona Annual Report 2025 53

Sayona Annual Report 2025 54

Remuneration Report

The Remuneration Report, which forms part of the Directors' Report, sets out information about the remuneration of Sayona Mining Limited's key management personnel for the financial year ended 30 June 2025. The information provided in this report has been prepared in accordance with Australian Accounting Standards and section 300A of the *Corporations Act 2001* (the Act) and audited in accordance with section 308(3C) of the Act.

1. Introduction

This Remuneration Report outlines the overarching remuneration strategy, framework and practices adopted by the Company, and the remuneration arrangements of Directors and other Key Management Personnel (KMP) of the Group during the year ended 30 June 2025.

Key Management Personnel

KMP are defined as those persons having authority and responsibility for planning, directing and controlling the activities of the Group, either directly or indirectly, including any Director (whether Executive or otherwise) of the Company.

The directors and other key management personnel of the consolidated entity during or since the end of the financial year were:

Name	Position	Term
Non-Executive Directors		
A Buckler	Non-Executive Director	Full term
P Crawford(1)	Non-Executive Director	Appointed on 6 August 2024
L Dow(2)	Non-Executive Director	Ceased on 2 July 2024
L Lefcourt(3)	Non-Executive Director	Appointed on 16 October 2024
P Lucas	Non-Executive Director	Full term
Executive Directors		
J Brown(4)	Executive Director	Full term
P Crawford(1)	Executive Director and Company Secretary	Ceased on 5 August 2024
L Dow(2)	Managing Director and Chief Executive Officer	Appointed on 3 July 2024
Other Executive KMP		
S Collard	President and Chief Operating Officer, Canada	Full term
D Elder	Chief Financial Officer	Full term

(1) Mr Crawford transitioned from Executive Director and Company Secretary to Non-Executive Director on 6 August 2024 (following the appointment of Mr Dylan Roberts as Company Secretary on this date).

(2) Mr Dow transitioned from Non-Executive Director to Managing Director and Chief Executive Officer on 3 July 2024.

(3) Ms Lefcourt was appointed as a Non-Executive Director on 16 October 2024 and as Chair of the Company's Audit and Risk Committee and a member of the Company's Nomination and Remuneration Committee on 17 October 2024.

(4) Mr Brown transitioned from Interim Chief Executive Officer to Executive Director on 3 July 2024 (following the appointment of Mr Dow as Managing Director and Chief Executive Officer on this date). As previously announced, Mr Brown will transition to a Non-Executive Director on completion of the merger with Piedmont Lithium Inc.

In this report, a reference to "Executive" or "Executives" is a reference to Executive KMP.

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2. Remuneration Governance Sound governance is key to delivering executive remuneration that fairly attracts and retains talent and fairly rewards performance that creates sustainable value consistent with the long-term interests of shareholders. The roles and responsibilities of the Board, Nomination and Remuneration Committee, executive management and independent external advisors are detailed below: Roles and Responsibilities Board • Maintains overall responsibility for overseeing the remuneration framework of the Group and the principles, policies and practices that underpin it. • Approves matters relevant to remuneration for the Managing Director and Chief Executive Officer, Executive Directors and Non-Executive Directors(1). Nomination and Remuneration Committee • Operates under the delegated authority of the Board. • Supports the Board and makes recommendations in relation to: a. the size and composition of the Board (including relevant skills, knowledge, experience, independence and diversity) b. the performance of the Board, Audit and Risk Committee, Nomination and Remuneration Committee, and Executive and Non-Executive Directors c. recruitment of Executive and Non-Executive Directors d. remuneration for Key Management Personnel and direct reports of the Managing Director and Chief Executive Officer (including base salary, other fixed benefits, incentive payments, equity awards, termination payments and service agreements) e. succession planning for Executive and Non-Executive Directors f. recruitment, retention and termination policies and practices of the Group g. remuneration policies and practices (including the design of executive incentive plans), taking into account legislative, regulatory and market developments. • Ratifies recommendations from executive management for submission to the Board for approval. Executive Management • Prepares and submits recommendations to the Nomination and Remuneration Committee on matters relevant to remuneration for executives (other than the Managing Director and Chief Executive Officer) and employees of the Group, including but not limited to: a. remuneration framework, strategy, quantum and mix for executives (other than the Managing Director and Chief Executive Officer) and employees of the Group b. performance target setting and measurement c. people and talent management including policies and practices designed to attract and retain talent d. design of short-term and long-term incentive plans that align the remuneration outcomes of executives and employees with the interests of shareholders e. approval of short-term and long-term incentives for executives and employees of the Group f. compliance with pay equity legislation in Québec g. compliance with all applicable laws and appropriate standards of governance, including relevant provisions of the ASX Listing Rules and Corporations Act. Independent External Advisors • Provides information and advice on remuneration-related issues, including benchmarking information and market data. (1) Changes to the Non-Executive Director fee pool and equity grants to Executive Directors are approved by shareholders in accordance with the relevant ASX Listing Rules. Both the Board and Nomination and Remuneration Committee may seek independent external advice (at the expense of the Company) to ensure that remuneration practices are competitive and in line with industry standards. This advice helps the Board make informed decisions and maintain best practices in remuneration governance. No remuneration recommendations, as defined under Division 1, Part 1.2, 9B (1) of the Corporations Act 2001, were received during the year. Sayona Annual Report 2025 56

3. Remuneration Framework The Board understands and accepts shareholder expectations that remuneration of executives and employees should be linked to balanced financial and non-financial performance outcomes, appropriately governed and aligned with delivery and execution of the Company’s strategy and supported by sustainable long-term value creation for shareholders. With these elements in mind, the Board undertook a comprehensive review and evaluation of the Company’s remuneration practices in FY24 to ensure that our remuneration framework remains contemporary and appropriate for the scale and evolution of the Company whilst also maintaining a fair and equitable approach to remuneration decisions. In determining the remuneration framework for the Group, the Board followed a robust process which included discussions and engagement with investors and proxy advisers, taking into account the needs of the business and evolving market and best practices. The Board also considered input and advice from independent external advisers. Remuneration Strategy The Board is responsible for ensuring that remuneration policies, practices and outcomes across the Group are effective for the purposes of attraction, retention and reward of talent, whilst also ensuring alignment with the interests of shareholders and delivery of the Company’s strategy and performance. The remuneration framework has been designed to support the Company’s vision to support the global decarbonisation drive by sustainably producing high quality lithium products and incorporates the values that guide our actions being integrity, respect and excellence. In setting our remuneration framework, the Board aims to ensure the outcomes of the framework recognise the overall value and contribution that each employee delivers to the Company. In doing so, the Board’s primary objective is ensuring the framework is designed to address the following key principles: • Attract, retain and reward employees to perform to the best of their abilities, competencies and skill sets; • Ensure remuneration outcomes are market-based and fairly reflect an employee’s skills and experience; • Ensure remuneration outcomes are directly and transparently linked to the Company’s strategy and performance, and reward executives and employees to deliver the long-term growth and success of the Company; • Ensure there is no discrimination or bias based on race, age, gender, religion, country of origin, sexual orientation, marital status, dependents, disability, social class or political views; • Ensure remuneration practices are fair, equitable, transparent and consistent and that positions with similar levels of responsibility within the Group gain access to similar rewards; and • Maintain compliance with all applicable laws and appropriate standards of governance. When structuring executive remuneration, the Board aims to ensure that: • Remuneration packages are competitive to attract, retain and reward talented executives; • Executives are remunerated with an appropriate mix of fixed and performance-based remuneration; • Executive remuneration is aligned with the interests of shareholders; • Fixed remuneration is fair and reasonable relative to applicable market practices, prevailing market conditions and the scale and evolution of the Company; • Performance-based remuneration is clearly defined through the achievement of realistic, predetermined goals which are directly linked to the Company’s short-term and long-term objectives, and which take into account the Company’s overall performance (i.e. financial and non-financial measures covering sustainability, operational and financial performance, and strategic initiatives); and • Total remuneration packages are designed to encourage and reward superior performance and aligned to the creation of long-term shareholder value. To ensure our remuneration framework is competitive and maintains the Company’s ability to attract and retain key talent, the Board endeavours to ensure fair, competitive and commensurate remuneration outcomes by benchmarking rewards levels in accordance with market practices and a clearly defined peer group of similar sized companies on the Australian Securities Exchange (ASX) and within the global mining industry. Sayona Annual Report 2025 57

Remuneration Framework Our remuneration framework is designed to provide a total remuneration package that is appropriately balanced between fixed and variable components, with an emphasis on long-term variable pay. The framework is designed to build a performance-based culture that supports the strategic objectives of the Company and aims to attract, retain and reward executives and employees by offering market-competitive remuneration outcomes. The framework proposes that remuneration packages are comprised of a mix of the following components: Description Purpose Fixed Remuneration Fixed Annual Remuneration • Fixed annual remuneration consists of a market-competitive base salary, statutory entitlements (i.e. pension or superannuation) and other fixed benefits as a guaranteed, fixed element of remuneration. • Other fixed benefits include healthcare, housing allowances, insurance, matched pension or superannuation, motor vehicle allowances, salary sacrifice arrangements, and signing bonuses. • Other fixed benefits are either aligned to Company policy or specific to individual roles. • To meet the basic expectations of the role and deliver satisfactory outcomes. • To assist with attraction and retention of talent by providing market-competitive remuneration outcomes based on company size, industry benchmarks, business complexity, individual role responsibility, and individual skills and experience. • To meet remuneration package expectations of specific jurisdictions or professions. Variable Performance Related Remuneration Short-Term Incentives (STI) • Annual incentive paid in a combination of cash and deferred equity rights. • Subject to achievement of short-term performance targets (i.e. typically 12 months) of both the Group and individual roles, which typically includes both financial and non-financial performance measures. • To reward employees to drive short-term performance for the Group by focusing efforts on key priorities. • To reward performance outside of the basic expectations of the role. • To assist with attraction and retention of talent. Long-Term Incentives (LTI) • Annual grant of equity rights (i.e. rights to receive fully paid ordinary shares in Sayona Mining Limited), subject to performance and service conditions. • Awards assessed over a three (3) year measurement period, with vesting to occur at the end of the measurement period. • Awards directly linked to Relative Total Shareholder Return. • To reward employees to drive the long-term growth and success of the Company. • To ensure remuneration outcomes are aligned with shareholder experience over the long-term. • To assist with attraction and retention of talent over the long-term. The remuneration structure for executives, including the relationship between each element of remuneration and Group performance, is set out on the following pages: Fixed Annual Remuneration Element Description Purpose Fixed annual remuneration (FAR) is designed to assist with attraction and retention of talent by providing market-competitive remuneration outcomes based on company size, industry benchmarks, business complexity, individual role responsibility, and individual skills and experience. Opportunity FAR is determined on appointment based on the individual’s role and reward grade within the business and includes base salary, statutory entitlements (i.e. pension or superannuation), and other benefits. Base salary is determined based on the individual’s role, skills, experience, and prevailing market conditions. Reviews Base salaries are reviewed annually. The Board determines any increases based on Group and individual performance, global economic conditions, role responsibilities, an assessment against relevant comparator groups, and internal relativities. Any increase in base salary is generally aligned with average base salary increases applying to the broader employee population unless there were significant changes to an individual’s role or responsibilities during the year. Such changes may include a promotion or increase in responsibility or where the executive’s base salary is significantly below prevailing market levels. Benchmarking is undertaken periodically to ensure rewards levels remain aligned with market practices. Sayona Annual Report 2025 58

Short-Term Incentives Element Description Purpose The STI plan is designed to reward executives for delivery of annual performance goals set by the Board over a 12-month period. Opportunity The STI opportunity is determined by the individual’s role and reward grade within the business based on a percentage of base salary. STI payments are awarded to executives annually based on the achievement of annual performance goals above a minimum threshold for a range of performance objectives, including both Business KPIs (Business Outcome) and Individual KPIs (Individual Outcome), with 50 per cent of the award paid in cash and 50 per cent delivered in equity rights to receive fully paid ordinary shares in Sayona Mining Limited. The equity rights are deferred for 12 months and remain subject to continued service with the Group. Target and Maximum Opportunity The STI opportunity for Executive KMP is: • Managing Director and Chief Executive Officer — target opportunity of 70 per cent of base salary, with a maximum opportunity of 105 per cent of base salary for the achievement of stretch outcomes; • President and Chief Operating Officer, Canada — target opportunity of 60 per cent of base salary, with a maximum opportunity of 90 per cent of base salary for the achievement of stretch outcomes; • Chief Financial Officer — target opportunity of 60 per cent of base salary, with a maximum opportunity of 90 per cent of base salary for the achievement of stretch outcomes. The maximum STI opportunity represents 150 per cent of the individual’s target STI opportunity for the achievement of stretch outcomes. A minimum performance threshold of 50 per cent of target must be achieved for individuals to receive an STI award. Performance Measures The STI award is an at-risk component of the individual’s total remuneration which is contingent upon the achievement of predetermined performance measures relating to Business KPIs (Business Outcome) and Individual KPIs (Individual Outcome). Each year, targets are set by the Board based on metrics that are measurable and transparent, and which are designed to reward executives on the achievement of outcomes that deliver value for shareholders. In FY25, the Business Outcome of the STI award is determined by reference to the following financial and non-financial measures, as set out on page 64 of the report: • Sustainability — 25 per cent weighting; • Operational and Financial Performance — 75 per cent weighting. The Individual Outcome of the STI award is based on a system of continuous performance feedback to drive executive performance, which is regularly reviewed by the Board throughout the financial year against defined KPIs. A final performance assessment for each individual occurs annually following the completion of the financial year. Executives are assessed on their contribution to the achievement of Business KPIs (Business Outcome) and Individual KPIs (Individual Outcome). The overall STI outcome is calculated based on the following weightings: • Managing Director and Chief Executive Officer — 80 per cent weighting to Business Outcome, 20 per cent weighting to Individual Outcome; • Other Executive KMP — 70 per cent weighting to Business Outcome, 30 per cent weighting to Individual Outcome. Measurement Period The STI plan is measured over a 12-month period from 1 July to 30 June each year. Delivery Method The STI award is delivered as follows: • 50 per cent to be paid in cash in September each year; • 50 per cent to be delivered in equity rights (to be granted in November each year following the Annual General Meeting), with vesting to occur 12 months after the cash component is paid and subject to a service condition to remain employed at the vesting date. Cessation of Employment If an individual’s employment is terminated before the end of the financial year, the individual may or may not receive a pro-rata STI payment, depending on the circumstances of the cessation of employment. Outstanding unvested equity rights awarded under the STI plan will also be reviewed by the Board and may or may not vest, depending on the circumstances of the cessation of employment. Board Discretion The payment of STI awards is subject to Board approval. The Board has the discretion to adjust remuneration outcomes higher or lower to prevent any inappropriate reward outcomes, including reducing (down to zero, if appropriate) any STI award. Reviews The STI opportunity is benchmarked to market and reviewed by the Board annually. Malus and Clawback The Board may, at its discretion, reduce the number of shares to be received on vesting of an award, or in certain circumstances clawback all vested and unvested STI awards from a participant for a period of two years after the vesting or payment of a cash or equity award. Sayona Annual Report 2025 59

Long-Term Incentives Element Description Purpose The LTI plan is designed to reward executives to drive long-term performance by focusing participants on the creation of long-term shareholder value and delivery of strategic objectives set by the Board. Opportunity The LTI opportunity is determined by the individual’s role and reward grade within the business based on a percentage of base salary and is awarded by the offer of an equivalent number of rights to receive fully paid ordinary shares in Sayona Mining Limited. The equity rights remain subject to meeting specific performance and service conditions over a three (3) year measurement period. The maximum LTI opportunity for Executive KMP is: • Managing Director and Chief Executive Officer – 110 per cent of base salary; • Other Executive KMP – 85 per cent of base salary. As the rights are an element of remuneration, no amount is payable by executives to be allocated the rights. If the rights vest, no consideration or exercise price is payable for the allocation of shares upon exercise. Grant Date Equity rights are anticipated to be granted in November each year following the Annual General Meeting based on the Volume Weighted Average Price (VWAP) of ordinary fully paid shares in Sayona Mining Limited traded on the ASX over the ten (10) trading days following the announcement of the annual financial results. Service Condition Equity rights remain subject to continued service with the Group for the duration of the measurement period. Performance Measures The LTI award is determined by reference to the following performance measure: • Relative Total Shareholder Return (TSR) — 100 per cent of the LTI award is based on a percentile ranking of the Company’s TSR relative to the TSR of a comparator group of similar sized companies on the ASX and within the global mining industry over the same three (3) year measurement period, with vesting as follows: - Below 50th percentile – 0 per cent of LTI award vests; - Between 50th to 75th percentile – 50 per cent to 100 per cent of LTI award vests (pro-rata on a straight line basis); and - Above 75th percentile – 100 per cent of LTI award vests. Comparator Group The comparator group consists of Albemarle Corporation, Core Lithium Ltd, Critical Elements, Frontier Lithium, IGO Limited, Pioneer Limited, Liontown Resources Limited, Lithium Americas Corp., Lithium Ionic, Mineral Resources Limited, Patriot Battery Metals, Pilbara Minerals Limited, Sigma Lithium Corporation, Standard Lithium Ltd, Vulcan Energy Resources Limited, and Winsome Resources Ltd, provided each company remains listed on a recognised stock exchange for the measurement period. Measurement Period Equity rights will be assessed over a three (3) year measurement period commencing on 1 July each year and completing at the end of the three (3) year measurement period. Vesting Date Vesting will occur at the end of the three (3) year measurement period (i.e. 30 June), subject to performance and service conditions being satisfied. Expiry Date Equity rights will expire five (5) years after grant date. Retesting Performance conditions will be tested at the end of the three (3) year measurement period. If the performance conditions have not been met, the equity rights will lapse. No retesting of the performance hurdles will be performed. Forfeitures Unless the Board otherwise determines, equity rights will lapse on the earlier of cessation of employment of a participant or the vesting conditions not being achieved or being incapable of being achieved by a participant. Dividend and Voting Rights Equity rights carry no entitlement to voting, dividends or dividend equivalent payments. Restrictions Equity rights granted under the LTI plan may not be assigned, transferred, encumbered or otherwise disposed of by a participant unless the Board (in its sole and absolute discretion) approves, or the relevant dealing is effected by operation of law on death or legal incapacity of the participant. Cessation of Employment If an individual’s employment is terminated as a result of death or serious injury, disability or illness that prevents continued employment or total permanent disability, or in circumstances otherwise agreed between the Company and the individual, the Board has the discretion to determine that vesting of some or all equity rights should be accelerated. If an individual’s employment is terminated for any other reason, all unvested equity rights will automatically lapse, unless the Board determines (in its sole and absolute discretion) to allow some or all unvested equity rights to vest, in which case those unvested equity rights will vest immediately. Change of Control A change of control occurs when the Board advises participants that one or more persons acting in concert have acquired, or are likely to imminently acquire, control of the Company, as defined in section 50AA of the Corporations Act. In the event of a change of control, the Board has discretion to vest, lapse or keep the equity rights on foot. Board Discretion The Board has discretion to adjust the TSR vesting outcome in accordance with ASX Listing Rules so that the overall vesting outcome is appropriate and aligned with the objectives and principles of our remuneration framework. Malus and Clawback The Board may, at its discretion, reduce the number of shares to be received on vesting of an award, or clawback all vested and unvested LTI awards from a participant for a period of two years after the vesting or payment of an equity award. Sayona Annual Report 2025 60

Timeline for Delivery of Executive Remuneration The following chart provides a timeline of when remuneration is delivered under the remuneration framework: Year 1 Paid throughout the year Performance Period Performance Period Restriction Restriction Restriction FAR STI LTI Year 2 50% Cash Year 3 Year 4 50% Rights Vest 100% Rights Vest Malus, Clawback and Suspension Provisions Under our remuneration framework, malus, clawback and suspension provisions apply to all STI and LTI awards in cash or equity. Under both the malus and clawback provisions, the Board may, at its discretion, reduce the number of shares to be received on vesting of an award, or clawback all vested and unvested STI and LTI awards from a participant for a period of two years after the vesting or payment of a cash or equity award. These provisions apply to certain circumstances to ensure that employees do not obtain an inappropriate benefit. The circumstances in which the Board may exercise such discretion are broad, and could include: • any fraud or misconduct by an employee; • any material misstatement or misrepresentation, which would have affected the size of the award granted or vested; • a material error or misstatement in the Group’s results, which would have affected the size of the award granted or vested; • any circumstances in which any team or member of the Group in which the participant works or worked has been found guilty in connection with any regulatory investigation or has been in breach of any laws, rules or codes of conduct applicable to it or the standards reasonably expected of it; • any circumstances in which the Board determines that the personal performance of a participant does not justify vesting or where the participant’s conduct or performance has been in breach of their employment contract, any laws, rules or codes of conduct applicable to them or the standards reasonably expected of a person in their position; • an exceptional event which has had, or may have, a material adverse effect on the value or reputation of any member of the Group (excluding an exceptional event or events which have a material adverse effect on global macroeconomic conditions); • any circumstances in which the Board determines that there has been material damage to the Group’s social licence to operate; • a catastrophic safety or environmental event or events; • any significant unexpected or unintended consequence or outcome; and • any other factor which the Board deems justifiable. Under the suspension provisions, the Board may suspend the vesting or payment of an award for up to five years until the outcome of any internal or external investigation is concluded. The Board may then, at its discretion, reduce or lapse the participant’s award based on the outcome of that investigation. Where the suspension provision applies, the two-year clawback period will not extend beyond the period commencing from the original vesting date. Minimum Shareholding Requirement The Company has a minimum shareholding requirement for Executive KMP, equal to 100 per cent of base salary, to focus their efforts over the long-term and ensure alignment with shareholder interests. The minimum shareholding requirement must be obtained within three years of appointment as a member of Executive KMP by acquiring shares either directly on market or through the vesting of equity-based remuneration. As at 30 June 2025, Mr Brown and Mr Crawford (who was a member of Executive KMP for part of the financial year) had met the minimum shareholding requirement under our remuneration framework. Mr Collard, Mr Elder and Mr Dow have until January 2027, April 2027 and July 2027 respectively to meet the minimum shareholding requirement under our remuneration framework. Sayona Annual Report 2025 61

4. FY25 Remuneration Opportunity

The Group sets target remuneration for each member of Executive KMP at a competitive level to attract and retain appropriately skilled and experienced talent in the markets in which we operate.

The following table provides the components of FAR for Executive KMP for the year ended 30 June 2025:

KMP	Position	Base Salary[1] $	Pension $	Other Benefits[2] $	Total $
Executive Directors					
J Brown	Executive Director	240,000	28,800	–	268,800
L Dow	Managing Director and Chief Executive Officer	700,000	30,000	8,256	738,256
Other Executive KMP					
S Collard[3]	President and Chief Operating Officer, Canada	664,192	53,135	17,095	734,422
D Elder	Chief Financial Officer	447,500	30,000	–	477,500

(1) Base salary reflects employment agreements in place as at 30 June 2025.

(2) Other benefits include accommodation, car parking, life insurance, and private health insurance and other medical benefits, and excludes net movements in annual leave entitlements.

(3) Amounts reported for Mr Collard are denominated in Canadian dollars and have been converted to Australian dollars using an exchange rate of A$1.00:C$0.9034.

The following table provides the STI opportunities for Executive KMP for the year ended 30 June 2025:

KMP	Position	STI Opportunity Basis[1] $	Threshold %	Maximum %	Face Value[2] $
Executive Directors					
J Brown	Executive Director	–	–	–	–
L Dow	Managing Director and Chief Executive Officer	700,000	35.0%	105.0%	735,000
Other Executive KMP					
S Collard[3]	President and Chief Operating Officer, Canada	664,192	30.0%	90.0%	597,773
D Elder	Chief Financial Officer	447,500	30.0%	90.0%	402,750

(1) STI opportunity basis reflects base salary for the year ended 30 June 2025.

(2) The face value of the award reflects the maximum STI opportunity. No STI will be delivered to Executive KMP for performance below threshold.

(3) Amounts reported for Mr Collard are denominated in Canadian dollars and have been converted to Australian dollars using an exchange rate of A$1.00:C$0.9034.

To deliver a maximum STI outcome (i.e. 105 per cent of base salary for the Managing Director and Chief Executive Officer and 90 per cent of base salary for Other Executive KMP, with half deferred as equity rights), Executive KMP would need to achieve stretch performance individually and Sayona would need to achieve stretch performance for every metric in the FY25 Business Scorecard.

The following table provides the LTI opportunities for Executive KMP for the year ended 30 June 2025:

KMP	Position	LTI Opportunity Basis[1] $	Threshold %	Maximum %	Face Value[2] $
Executive Directors					
J Brown	Executive Director	–	–	–	–
L Dow	Managing Director and Chief Executive Officer	700,000	55.0%	110.0%	770,000
Other Executive KMP					
S Collard[3]	President and Chief Operating Officer, Canada	660,502	42.5%	85.0%	561,427
D Elder	Chief Financial Officer	447,500	42.5%	85.0%	380,375

(1) LTI opportunity basis reflects base salary for the year ended 30 June 2025.

(2) The face value of the award reflects the maximum LTI opportunity. No LTI will vest to Executive KMP for performance below threshold.

(3) Amounts reported for Mr Collard are denominated in Canadian dollars and have been converted to Australian dollars using an exchange rate of A$1.00:C$0.9084.

To deliver a maximum LTI outcome (i.e. 110 per cent of base salary for the Managing Director and Chief Executive Officer and 85 per cent of base salary for Other Executive KMP), Sayona's TSR over a three-year performance period would need to exceed the 75th percentile of the TSR of the comparator group.

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5. FY25 Performance and Executive Remuneration Outcomes Determination of Short-Term Incentive Outcomes As outlined in our remuneration framework, the STI plan is designed to reward executives to drive short-term performance by focusing participants on delivery of key business priorities set by the Board, both in the financial year and into the future. The overall STI outcome for Executive KMP is determined by assessing two key inputs: the Business Scorecard and individual performance. Business Scorecard The Business Scorecard includes a balanced set of challenging measures that consider both financial and non-financial performance. The Business Scorecard is cascaded throughout the organisation and is used to focus the efforts of executives and employees on outcomes that are a priority for the Board for a particular year. Individual Performance Individual performance is measured based on delivery against relevant operational or functional plans and individual performance goals. Our people are also assessed on demonstrated behaviours in performing their work and achieving their individual performance goals in alignment with our values (i.e. individual performance assessed on what is achieved and how it is achieved). Executive KMP are assessed on their contribution to the achievement of the Business Scorecard (Business Outcome) and individual performance (Individual Outcome). The overall STI outcome for Executive KMP is calculated based on the following weightings: • Managing Director and Chief Executive Officer – 80 per cent weighting to Business Outcome, 20 per cent weighting to Individual Outcome; • Other Executive KMP – 70 per cent weighting to Business Outcome, 30 per cent weighting to Individual Outcome. The following diagram summarises the methodology used to calculate the overall STI outcome: 0%–100% Individual Performance and Behaviours Business Outcome Individual Outcome 0%–100% Business Scorecard Maximum 100% Target 67% Overall STI Outcome Sayona Annual Report 2025 63

FY25 Business Scorecard

The STI plan rewards executives for driving short-term performance through the achievement of weighted performance measures set by the Board at the beginning of the year. The following table summarises the STI performance measures and outcomes for the year ended 30 June 2025:

Measure	Performance[1]	Weighting (A) %	Performance Assessment[2] (B) %	Business Outcome (A x B) %
Sustainability	**Target Met**	**25.0%**	**65.9%**	**16.5%**
Health and Safety • Zero fatalities • 30 per cent year on year reduction in Total Recordable Injury Frequency Rate (TRIFR) (FY24 TRIFR: 28.6)[3]. • Field Leadership Program Compliance — measured by number of activities undertaken compared to plan.	**Target Met** • Zero fatalities. • TRIFR decreased by 27.2 per cent compared to FY24 baseline. • Planned and additional activities resulted in a completion rate of 134 per cent.			
Risk Management • Updated Sayona Risk Management Framework implemented. • Zero material environmental incidents.	**Target Met** • Sayona Risk Management Framework implemented in April 2025. • Zero material environmental incidents.			
Operational and Financial Performance	**Below Target**	**75.0%**	**46.0%**	**34.5%**
Production • Annual spodumene concentrate production within FY25 Market Guidance of 190,000dmt to 210,000dmt meeting customer specification requirements.	**Below Target** • Production of 97 per cent of the upper end of FY25 Market Guidance achieved at North American Lithium.			
Financial • Average unit operating cost per tonne of spodumene concentrate sold within FY25 Market Guidance of $1,100/dmt to $1,300/dmt.	**Below Target** • Average unit operating cost per tonne of spodumene concentrate sold was 1 per cent below the upper end of FY25 Market Guidance.			
Business Outcome		**100.0%**		**51.0%**

(1) Performance is assessed on a five-point scale — Stretch, Above Target, Target Met, Below Target, Below Threshold.

(2) The performance assessment rating for each category reflects the overall outcome as a percentage of the maximum opportunity.

(3) TRIFR based on 1,000,000 hours worked in accordance with Occupational Safety and Health Act (OSHA) Guidelines.

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FY25 Individual Performance

The Board assesses individual performance outcomes of Executive KMP based on delivery against relevant operational or functional plans and individual performance goals. Our people are also assessed on demonstrated behaviours in performing their work and achieving their individual performance goals, which considers leadership behaviours aligned to our values, risk framework and governance processes (i.e. individual performance assessed on what is achieved and how it is achieved).

The individual outcomes applied to Executive KMP reflect the performance outcomes in their areas of accountability. These outcomes were 100 per cent, as indicated in the table below.

Short-Term Incentive Outcomes

The FY25 STI award for Executive KMP is determined through the Board's assessment of business and individual outcomes, as summarised in the following table:

KMP	Business Outcome(1) %	Individual Outcome(2) %	Overall STI Outcome(3) %	Total STI Awarded(4) %	Cash $	Deferred Rights $	Maximum STI Award(5) $	Percentage of Maximum STI Award: Awarded %	Percentage of Maximum STI Award: Forfeited %
Executive Directors									
J Brown(6)	–	–	–	**–**	–	–	–	**–**	–
L Dow	51.0	100.0	60.8	**446,880**	223,440	223,440	735,000	**61**	39
Other Executive KMP									
S Collard(7)	51.0	100.0	65.7	**392,737**	196,368	196,369	597,773	**66**	34
D Elder	51.0	100.0	65.7	**264,607**	132,303	132,304	402,750	**66**	34

(1) The Business Outcome reflects the performance outcome as a percentage of the maximum opportunity. Refer to the Business Outcome as detailed in the FY25 Business Scorecard on page 64 of this report.

(2) The Individual Outcome reflects the performance outcome as a percentage of the maximum opportunity.

(3) The overall STI outcome for Mr Dow is calculated based on a 80 per cent weighting to the Business Outcome and 20 per cent weighting to the Individual Outcome. The overall STI outcome for Mr Collard and Mr Elder is calculated based on a 70 per cent weighting to the Business Outcome and 30 per cent weighting to the Individual Outcome.

(4) The total STI award reflects the STI provided for the period, of which 50 per cent is paid in cash in September following the end of the performance period and 50 per cent is delivered in rights to receive fully paid ordinary shares in Sayona Mining Limited.

(5) The maximum STI award is pro-rated for the period of service as a member of Executive KMP.

(6) Mr Brown was not entitled to a STI award in the positions of Interim Chief Executive Officer or Executive Director, as outlined in the ASX announcements on 28 August 2023 and 3 July 2024.

(7) Amounts reported for Mr Collard are denominated in Canadian dollars and have been converted to Australian dollars using an exchange rate of A$1.00:C$0.9034.

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65

Long-Term Incentive Outcomes

Equity Rights Granted

The following table summarises the equity rights granted to Executive KMP in FY25:

KMP Award	Grant date	Face Value of Base Salary[1] %	Face Value $	Number of equity rights granted[2] #	Fair value price of equity rights granted[3] $	Fair value of equity rights granted $	Vesting date
Executive Directors							
L Dow[4]							
FY25 Deferred STI	28-Nov-2024	52.5	367,500	14,700,000	0.0320	470,400	Oct-26
FY25 LTI	28-Nov-2024	110.0	770,000	30,800,000	0.0263	810,040	Aug-27
Other Executive KMP							
S Collard[5]							
FY24 Deferred STI[6]	28-Nov-2024	–	39,931	1,597,240	0.0320	51,112	Oct-25
FY24 Transitional Award[7]	31-Dec-2024	–	630,916	25,236,640	0.0270	681,389	Mar-26
FY25 Deferred STI	28-Nov-2024	45.0	297,226	11,889,040	0.0320	380,449	Oct-26
FY25 LTI	28-Nov-2024	85.0	561,427	22,457,080	0.0263	590,621	Aug-27
D Elder							
FY24 Deferred STI[6]	28-Nov-2024	–	18,956	1,812,080	0.0320	57,987	Oct-25
FY24 Transitional Award[7]	31-Dec-2024	–	85,654	3,426,160	0.0270	92,506	Mar-26
FY25 Deferred STI	28-Nov-2024	45.0	201,375	8,055,000	0.0320	257,760	Oct-26
FY25 LTI	28-Nov-2024	85.0	380,375	15,215,000	0.0263	400,155	Aug-27

(1) The face value of the FY25 Deferred STI reflects the deferred equity component, which is equal to 50 per cent of the maximum LTI opportunity.

(2) The grant of equity rights is based on the face value of the award. The number of equity rights granted to Executive KMP during the year is calculated by dividing the face value of the award by the VWAP of ordinary fully paid shares in Sayona Mining Limited traded on the ASX over the ten (10) trading days following the announcement of the annual financial results, being $0.0250.

(3) The fair value price per right at grant is calculated by an independent valuer for accounting purposes.

(4) The FY25 Deferred STI Award and FY25 LTI Award for Mr Dow was granted following shareholder approval at the Annual General Meeting on 28 November 2024.

(5) The face value of awards to Mr Collard are denominated in Canadian dollars and have been converted to Australian dollars using an exchange rate of A$1.00:C$0.9084.

(6) Further detail regarding the FY24 Deferred STI is disclosed in the 2024 Annual Report.

(7) The FY24 Transitional Award is a once-off grant made to eligible employees under the Transitional Management Incentive Plan to satisfy contractual employment obligations in place prior to implementation of the revised share based payment arrangements approved by the Board in FY24.

Equity Rights Vested, Forfeited or Lapsed

No equity rights vested, forfeited or lapsed for KMP during the year.

Options Exercised, Forfeited or Lapsed

The following table summarises the number of options that were exercised, forfeited or lapsed for KMP during the year:

KMP Award	Opening balance as at 1 July 2024 #	Options exercised #	Options forfeited / lapsed #	Fair value of options granted $	Fair value of options forfeited / lapsed $	Value of options on exercise[1] $	Value of shares in excess of exercise value[2] $
P Crawford							
FY23 Transitional Award	10,000,000	–	10,000,000	300,000	300,000	–	–

(1) 'Value of options on exercise' is the number of options exercised multiplied by the exercise price on the date of exercise. This reflects the value of funds received by the Company on exercise of the options.

(2) 'Value of shares in excess of exercise value' is the number of options exercised multiplied by the closing share price of ordinary fully paid shares in Sayona Mining Limited on the date of exercise. This reflects the value added or lost compared to the exercise price.

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6. Non-Executive Director Remuneration

Components of Non-Executive Remuneration

The remuneration of Non-Executive Directors is determined by the Board and is fixed to encourage impartiality, high ethical standards and independence. Non-Executive Directors are not entitled to retirement benefits other than statutory superannuation or other statutory benefits. Non-Executive Directors do not participate in STI or LTI plans designed for executives or employees.

The remuneration framework proposes that Non-Executive Director remuneration is comprised of the following components:

		Description	Purpose
Fixed Remuneration	**Board Fees**	• Market-competitive fee paid to the Non-Executive Directors of Sayona Mining Limited, consisting of a base fee inclusive of statutory entitlements (i.e. pension or superannuation). • Board fees are a guaranteed, fixed element of remuneration (i.e. remuneration does not include an 'at risk' element). • Board fees reflect the size, complexity and global nature of our business and the responsibilities of serving on our Board.	• To assist with attraction and retention of appropriately skilled and experienced Non-Executive Directors from a diverse global pool. • To preserve the independence of Non-Executive Directors and impartiality and high ethical standards.
	Committee Fees	• Committee Chair and Committee Member fees (as applicable) paid to Non-Executive Directors (excluding the Non-Executive Chair) who serve on each Committee[1].	• To recognise additional responsibilities associated with participating on each Committee.

(1) The Non-Executive Chair (which is currently vacant) is paid a fixed fee for all responsibilities, including participation on any Committees.

Non-Executive Director Fees

The Board recognises the increased scrutiny and expectations placed on Boards and Committees over the last few years, and the range and complexity of matters considered by Committees of ASX listed companies. During the year, the Board reviewed and benchmarked our Non-Executive Director fees against industry and ASX peer data, taking into consideration the size and complexity of the business. To align with market practice, the Board approved the following changes to Non-Executive Director fees:

- Non-Executive Chair fee of $300,000 per annum;
- Committee Chair fee of $25,000 per annum for each Committee;
- Committee Member fee of $12,500 per annum for each Committee.

The following table outlines Non-Executive Director fees inclusive of statutory entitlements (i.e. pension or superannuation), effective as at 30 June 2025:

Fee	Position	2025 $	2024 $	Variance %
Board Fees	Non-Executive Chair[1, 2]	**300,000**	300,000	–
	Non-Executive Director	**125,000**	125,000	–
Committee Fees[2]	Committee Chair	**25,000**	25,000	–
	Committee Member	**12,500**	12,500	–

(1) The position of Non-Executive Chair was vacant from 1 July 2024 to 30 June 2025 and therefore no fee was paid during the year.

(2) The Non-Executive Chair is paid a fixed fee for all responsibilities and would not receive additional fees for participation on any Committees.

The maximum aggregate fee pool for Non-Executive Directors is currently $900,000 which was approved by shareholders at the Annual General Meeting on 30 November 2023. However, at the Company's Extraordinary General Meeting on 31 July 2025, shareholders approved an increase in the aggregate amount of remuneration that may be paid to Sayona's Non-Executive Directors from $900,000 to $1,250,000 per annum. This approved increase is subject to and conditional upon completion of the merger with Piedmont Lithium Inc. There was no increase in base fees for Non-Executive Directors in FY25 and following completion of the merger with Piedmont, there will be no increase in base fees for Non-Executive Directors for FY26.

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Minimum Shareholding Requirement

The Company has a minimum shareholding requirement for Non-Executive Directors, equal to 100 per cent of base Board fees, to ensure alignment with shareholder interests. The minimum shareholding requirement must be obtained within three years of appointment as a Non-Executive Director by acquiring shares directly on market.

As at 30 June 2025, Mr Buckler and Mr Crawford (who was a Non-Executive Director for part of the financial year) had met the minimum shareholding requirement under our remuneration framework. Mr Lucas and Ms Lefcourt have until August 2026 and October 2027 respectively to meet the minimum shareholding requirement under our remuneration framework.

Non-Executive Director Remuneration

The following table details the statutory disclosures required under the Act and in accordance with Australian Accounting Standards and Corporations Regulations disclosure requirements:

		Short-term benefits						
Non-Executive Directors	Year	Board and Committee fees $	Other benefits $	Superannuation $	Termination benefits $	Equity rights $	Total remuneration $	Performance related %
J Brown[1]	**2025**	**–**	**–**	**–**	**–**	**–**	**–**	**0%**
	2024	19,663	–	–	–	–	19,663	0%
A Buckler	**2025**	**150,006**	**–**	**–**	**–**	**–**	**150,006**	**0%**
	2024	139,382	–	–	–	–	139,382	0%
P Crawford[2]	**2025**	**105,869**	**–**	**12,175**	**–**	**–**	**118,044**	**0%**
	2024	–	–	–	–	–	–	0%
L Dow[3]	**2025**	**277**	**–**	**–**	**–**	**–**	**277**	**0%**
	2024	56,755	–	–	–	–	56,755	0%
L Lefcourt[4]	**2025**	**115,222**	**–**	**–**	**–**	**–**	**115,222**	**0%**
	2024	–	–	–	–	–	–	0%
P Lucas	**2025**	**166,296**	**–**	**–**	**–**	**–**	**166,296**	**0%**
	2024	132,926	–	–	–	–	132,926	0%
Total	**2025**	**537,670**	**–**	**12,175**	**–**	**–**	**549,845**	
	2024	348,726	–	–	–	–	348,726	

(1) Mr Brown transitioned from Non-Executive Director to Interim Chief Executive Officer on 27 August 2023 following the resignation of Mr Lynch as Managing Director and Chief Executive Officer and remained as an Executive Director following the appointment of Mr Dow as Managing Director and Chief Executive Officer on 3 July 2024. Remuneration reported for Mr Brown for the year ended 30 June 2024 reflects service as a Non-Executive Director from 1 July 2023 to 26 August 2023.

(2) Mr Crawford transitioned from Executive Director and Company Secretary to Non-Executive Director on 6 August 2024 following the appointment of Mr Dylan Roberts as General Counsel and Company Secretary. Remuneration reported for Mr Crawford for the year ended 30 June 2025 reflects service as a Non-Executive Director from 6 August 2024 to 30 June 2025.

(3) Mr Dow transitioned from Non-Executive Director to Managing Director and Chief Executive Officer on 3 July 2024. Remuneration reported for Mr Dow for the year ended 30 June 2024 reflects service as a Non-Executive Director, Member of the Audit and Risk Committee, and Member of the Nomination and Remuneration Committee from 14 February 2024 to 30 June 2024.

(4) Ms Lefcourt was appointed as a Non-Executive Director on 16 October 2024. Remuneration reported for Ms Lefcourt reflects service as a Non-Executive Director from 16 October 2024 to 30 June 2025 and as Chair of the Audit and Risk Committee and a Member of the Nomination and Remuneration Committee from 17 October 2024 to 30 June 2025.

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7. Statutory Remuneration Disclosures

Statutory Remuneration

The following table details the statutory disclosures required under the Act and in accordance with Australian Accounting Standards and Corporations Regulations disclosure requirements:

		Short-term benefits							
Executive KMP	Year	Cash salary and fees $	Cash Incentive[(1)] $	Other benefits[(2)] $	Superannuation $	Termination benefits[(3)] $	Equity rights[(4)] $	Total remuneration $	Performance related %
Executive Directors									
J Brown[(5)]	**2025**	**242,356**	**–**	**–**	**10,394**	**–**	**–**	**252,750**	**0%**
	2024	506,575	–	–	27,500	–	–	534,075	0%
P Crawford[(6)]	**2025**	**33,719**	**–**	**–**	**9,984**	**–**	**–**	**43,703**	**0%**
	2024	347,500	15,600	–	27,500	–	–	390,600	4%
L Dow[(7)]	**2025**	**700,000**	**223,440**	**56,286**	**30,000**	**–**	**613,845**	**1,623,571**	**52%**
	2024	–	–	–	–	–	–	–	0%
Other Executive KMP									
S Collard[(8)]	**2025**	**664,192**	**196,368**	**4,033**	**47,175**	**–**	**840,449**	**1,752,217**	**59%**
	2024	171,194	39,931	31,209	6,982	–	–	249,316	16%
D Elder[(9)]	**2025**	**447,500**	**132,303**	**34,848**	**30,000**	**–**	**423,473**	**1,068,124**	**52%**
	2024	81,140	18,955	6,901	–	–	–	106,996	18%
Former Executive KMP									
G Belleau[(10)]	**2025**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**0%**
	2024	364,406	194,319	44,243	14,576	619,252	–	1,236,796	16%
B Lynch[(11)]	**2025**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**0%**
	2024	112,083	45,000	8,198	6,850	700,000	–	872,131	5%
Total	**2025**	**2,087,767**	**552,111**	**95,167**	**127,553**	**–**	**1,877,767**	**4,740,365**	
	2024	1,582,898	313,805	90,551	83,408	1,319,252	–	3,389,914	

(1) The cash incentive reflects the STI provided for the period, of which 50 per cent is paid in cash in September following the end of the performance period (which is included in the cash incentive column of the table) and 50 per cent is delivered in equity rights to receive fully paid ordinary shares in Sayona Mining Limited (which is included in the equity rights column of the table). The value of the deferred equity portion is amortised over the vesting period.

(2) Other benefits include accommodation, car parking, life insurance, motor vehicle allowances, private health insurance and other medical benefits, and net movements in annual leave entitlements.

(3) Termination benefits paid are less than or equal to twelve months of fixed annual remuneration.

(4) Equity rights are calculated in accordance with Australian Accounting Standards and reflect the amortised fair value of equity and equity-related instruments that have been granted to Executive KMP and expensed during the year. Refer to the table on page 66 of this report for information on equity rights granted to Executive KMP during the year.

(5) Mr Brown transitioned from Non-Executive Director to Interim Chief Executive Officer on 27 August 2023 following the resignation of Mr Lynch as Managing Director and Chief Executive Officer and remained as an Executive Director following the appointment of Mr Dow as Managing Director and Chief Executive Officer on 3 July 2024.

(6) Mr Crawford transitioned from Executive Director and Company Secretary to Non-Executive Director on 6 August 2024 following the appointment of Mr Dylan Roberts as General Counsel and Company Secretary. Amounts reported for Mr Crawford for the year ended 30 June 2025 reflect service as a member of Executive KMP from 1 July 2024 to 5 August 2024.

(7) Mr Dow transitioned from Non-Executive Director to Managing Director and Chief Executive Officer on 3 July 2024. Remuneration reported for Mr Dow reflects service as a member of Executive KMP from 3 July 2024 to 30 June 2025.

(8) Remuneration reported for Mr Collard for the year ended 30 June 2024 reflects service as a member of Executive KMP from 24 January 2024 to 30 June 2024. Amounts reported are denominated in Canadian dollars and have been converted to Australian dollars using an exchange rate of A$1.00:C$0.8882 for the year ended 30 June 2024 and A$1.00:C$0.9034 for the year ended 30 June 2025.

(9) Remuneration reported for Mr Elder for the year ended 30 June 2024 reflects service as a member of Executive KMP from 26 April 2024 to 30 June 2024.

(10) Remuneration reported for Mr Belleau for the year ended 30 June 2024 reflects service as a member of Executive KMP from 1 July 2023 to 24 January 2024. Amounts reported are denominated in Canadian dollars and have been converted to Australian dollars using an exchange rate of A$1.00:C$0.8882.

(11) Remuneration reported for Mr Lynch for the year ended 30 June 2024 reflects service as a member of Executive KMP from 1 July 2023 to 27 August 2023.

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Equity Rights Held by KMP

The following table details the number of equity rights held in Sayona Mining Limited either directly, indirectly or beneficially by each KMP, including their related parties:

KMP Award[1]	Grant date	Opening balance as at 1 July 2024 #	Granted during the year[2] #	Vested during the year #	Forfeited/ lapsed during the year #	Closing balance as at 30 June 2025 #	Vesting date
Executive Directors							
L Dow		**–**	**45,500,000**	**–**	**–**	**45,500,000**	
FY25 Deferred STI	28-Nov-2024	–	14,700,000	–	–	14,700,000	Oct-26
FY25 LTI	28-Nov-2024	–	30,800,000	–	–	30,800,000	Aug-27
Other Executive KMP							
S Collard		**–**	**61,180,000**	**–**	**–**	**61,180,000**	
FY24 Deferred STI	28-Nov-2024	–	1,597,240	–	–	1,597,240	Oct-25
FY24 Transitional Award	31-Dec-2024	–	25,236,640	–	–	25,236,640	Mar-26
FY25 Deferred STI	28-Nov-2024	–	11,889,040	–	–	11,889,040	Oct-26
FY25 LTI	28-Nov-2024	–	22,457,080	–	–	22,457,080	Aug-27
D Elder		**–**	**28,508,240**	**–**	**–**	**28,508,240**	
FY24 Deferred STI	28-Nov-2024	–	1,812,080	–	–	1,812,080	Oct-25
FY24 Transitional Award	31-Dec-2024	–	3,426,160	–	–	3,426,160	Mar-26
FY25 Deferred STI	28-Nov-2024	–	8,055,000	–	–	8,055,000	Oct-26
FY25 LTI	28-Nov-2024	–	15,215,000	–	–	15,215,000	Aug-27

(1) At the time of vesting, the quantum of all awards that vest based on service and/or performance conditions will convert to ordinary shares in Sayona Mining Limited for nil consideration (unless the Board exercises its discretion to settle awards in cash instead of allocating shares). Unless the Board determines otherwise, equity rights will lapse on the earlier of cessation of employment of a participant or the vesting conditions not being achieved or being incapable of being achieved by a participant. As equity rights are subject to service and/or performance conditions, the minimum possible value of rights granted in future financial years is nil and the maximum possible value is the number of rights multiplied by the market price of fully paid ordinary shares in Sayona Mining Limited on the date of vesting.

(2) The number of equity rights granted to Executive KMP during the year is calculated by dividing the face value of the award by the VWAP of ordinary fully paid shares in Sayona Mining Limited traded on the ASX over the ten (10) trading days following the announcement of the annual financial results, being $0.0250. The fair value per right for awards granted during the year is the grant date fair value for accounting purposes, being $0.0320 for the FY24 Deferred STI award, $0.0270 for the FY24 Transitional Management Incentive award, $0.0320 for the FY25 Deferred STI award, and $0.0263 for the FY25 LTI award. The grant of equity rights to the Managing Director and Chief Executive Officer were approved by shareholders, under ASX Listing Rule 10.14, at the Annual General Meeting on 28 November 2024.

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Options Held by KMP

The following table details the number of options held in Sayona Mining Limited either directly, indirectly or beneficially by each KMP, including their related parties, including unvested options awarded under incentive plans that are subject to service conditions and vested options that have not yet been exercised and converted into ordinary shares:

KMP Award	Grant date	Opening balance as at 1 July 2024 #	Granted during the year #	Vested during the year #	Forfeited/ lapsed during the year #	Closing balance as at 30 June 2025 #	Vesting date
Executive Directors							
P Crawford		**10,000,000**	**–**	**–**	**(10,000,000)**	**–**	
FY23 Transitional Award	17-Jul-2023	10,000,000	–	–	(10,000,000)	–	Jul-24

In FY24, the Board resolved to discontinue the practice of granting options to KMP in response to strong feedback from shareholders regarding the irregular and retrospective nature of historical equity grant practices to KMP.

Ordinary Shares Held by KMP

The following table details the number of ordinary shares held in Sayona Mining Limited either directly, indirectly or beneficially by each KMP, including their related parties:

KMP Award	Opening balance as at 1 July 2024 #	Received on vesting of equity rights #	Received on exercise of options #	Other net changes[1] #	Closing balance as at 30 June 2025 #
Non-Executive Directors					
A Buckler	112,589,051	–	–	–	112,589,051
P Crawford	166,526,303	–	–	–	166,526,303
L Lefcourt	–	–	–	550,000	550,000
P Lucas	–	–	–	–	–
Executive Directors					
J Brown	10,757,094	–	–	–	10,757,094
L Dow	–	–	–	2,500,000	2,500,000
Other Executive KMP					
S Collard	–	–	–	–	–
D Elder	1,700,000	–	–	–	1,700,000
Total	**291,572,448**	**–**	**–**	**3,050,000**	**294,622,448**

(1) Other net changes include purchases and sales of ordinary shares and participation in equity issues (in capacity as shareholders).

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8. Looking Forward

Planned Remuneration Changes

The Board has confidence in the integrity of the remuneration framework and believes it incorporates the necessary flexibility to reward executives for performance that is aligned with the creation of shareholder value. Following completion of the merger, the newly constituted Elevra Board will review the existing remuneration structure for the consolidated group and determine any appropriate changes, if required.

9. Additional Statutory Information

Agreements, Notice Periods and Termination

Remuneration and other terms of employment for Executive KMP are formalised in employment agreements. These employment agreements specify the components of remuneration, benefits and notice periods. Participation in the STI and LTI plans is subject to the Board's discretion.

The following table summarises the employment agreements in place with Executive KMP as at 30 June 2025:

Executive KMP	Position	Term of agreement	Notice period by either party	Termination benefit
L Dow	Managing Director and Chief Executive Officer	No fixed term	6 months	6 months
J Brown	Executive Director	No fixed term	3 months	3 months
S Collard	President and Chief Operating Officer, Canada	No fixed term	3 months	3 months
D Elder	Chief Financial Officer	No fixed term	3 months	3 months

In the case of dismissal for cause, the Company may terminate employment without notice and without payment of any salary or compensation in lieu of notice. The Board will apply the malus and clawback provisions under our remuneration framework, and outstanding awards under any of the Group's incentive plans may be forfeited and previous awards clawed back.

On appointment to the Board, all Non-Executive Directors enter into a service agreement with the Company in the form of a letter of appointment which details remuneration arrangements.

Other Transactions with KMP and Related Parties

There were no other transactions between the Group and KMP or their related parties, other than those disclosed above and elsewhere in the financial report, that were conducted other than in accordance with normal employee, customer, or supplier relationships on terms no more favourable than those reasonably expected under arm's length dealings with unrelated persons.

Prohibition of Hedging

KMP or closely related parties of KMP are prohibited from entering hedge arrangements that would have the effect of limiting the risk exposure relating to their remuneration.

In addition, the Board's remuneration framework prohibits KMP from using Sayona's shares as collateral in any financial transactions, including margin loan arrangements.

The Directors' Report, incorporating the Remuneration Report, is approved in accordance with a resolution of the Board.



Philip Lucas
Chair, Nomination and Remuneration Committee

28 August 2025



Laurie Lefcourt
Chair, Audit and Risk Committee

28 August 2025

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Ernst & Young Andrew Carrick Partner 28 August 2025 Auditor’s Independence Declaration to the directors of Sayona Mining Limited As lead auditor for the audit of the financial report of Sayona Mining Limited for the financial year ended 30 June 2025, I declare to the best of my knowledge and belief, there have been: a. No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; b. No contraventions of any applicable code of professional conduct in relation to the audit; and c. No non-audit services provided that contravene any applicable code of professional conduct in relation to the audit. This declaration is in respect of Sayona Mining Limited and the entities it controlled during the financial year. Sayona Annual Report 2025 73

04 Financial Report Sayona Annual Report 2025 74

Consolidated Financial Statements Consolidated Statement of Profit or Loss for the year ended 30 June 2025 Note 2025 $’000 2024 $’000 Restated * Revenue 5 223,365 200,873 Other income 6 11,320 6,131 Expenses, excluding impairment and write down of non-financial assets 7 (347,747) (309,006) Impairment and write down of non-financial assets 14 (271,310) (17,066) Loss from operations (384,372) (119,068) Financial income 21 4,524 7,668 Financial expenses 21 (4,882) (4,046) Net financial income/(expense) 21 (358) 3,622 Loss before income tax (384,730) (115,446) Income tax benefit/(expense) 8 2,989 (3,576) Loss after income tax (381,741) (119,022) Attributable to: Equity holders of Sayona Mining Limited (294,290) (101,398) Non-controlling interests (87,451) (17,624) Earnings per share Basic earnings per share (cents) 9 (2.73) (1.01) Diluted earnings per share (cents) 9 (2.73) (1.01) * Refer to Note 34 for details on restatement of prior period comparatives. The accompanying notes form part of the consolidated financial statements. Sayona Annual Report 2025 75

Consolidated Financial Statements Consolidated Statement of Comprehensive Income for the year ended 30 June 2025 Note 2025 $’000 2024 $’000 Loss after income tax (381,741) (119,022) Other comprehensive income/(loss), net of income tax Items that may be reclassified to the Consolidated Statement of Profit or Loss: Foreign exchange rate differences on translation of foreign operations 10,556 (24,041) Total items that may be reclassified to the Consolidated Statement of Profit or Loss 10,556 (24,041) Items that will not be reclassified to the Consolidated Statement of Profit or Loss: Fair value adjustments on financial assets at fair value through other comprehensive income 25 34 3,827 Total items that will not be reclassified to the Consolidated Statement of Profit or Loss 34 3,827 Total other comprehensive income/(loss), net of income tax 10,590 (20,214) Total comprehensive loss (371,151) (139,236) Attributable to: Equity holders of Sayona Mining Limited (285,413) (116,741) Non-controlling interests (85,738) (22,495) The accompanying notes form part of the consolidated financial statements. Sayona Annual Report 2025 76

Consolidated Financial Statements Consolidated Statement of Financial Position as at 30 June 2025 Note 2025 $’000 2024 $’000 ASSETS Current assets Cash and cash equivalents 18 72,290 90,624 Trade and other receivables 10 33,228 27,548 Inventories 11 47,321 73,040 Current tax assets 1,645 3,138 Other assets 12 8,575 23,339 Total current assets 163,059 217,689 Non-current assets Other financial assets 22 1,007 740 Property, plant and equipment 13 477,697 726,617 Other assets 12 10,951 – Total non-current assets 489,655 727,357 Total assets 652,714 945,046 LIABILITIES Current liabilities Trade and other payables 15 49,608 60,876 Interest bearing liabilities 19 62,786 15,470 Other liabilities 16 – 6,084 Provisions 17 6,092 5,963 Total current liabilities 118,486 88,393 Non-current liabilities Interest bearing liabilities 19 14,765 15,150 Other liabilities 16 – 4,540 Deferred tax liabilities 8 14,543 16,021 Provisions 17 29,474 25,309 Total non-current liabilities 58,782 61,020 Total liabilities 177,268 149,413 Net assets 475,446 795,633 EQUITY Share capital 24 833,718 795,773 Reserves 25 (769) (11,991) Accumulated losses (412,730) (118,740) Total equity attributable to equity holders of Sayona Mining Limited 420,219 665,042 Non-controlling interests 55,227 130,591 Total equity 475,446 795,633 The accompanying notes form part of the consolidated financial statements. Sayona Annual Report 2025 77

Consolidated Financial Statements

Consolidated Statement of Changes in Equity for the year ended 30 June 2025

	Note	Attributable to equity holders of Sayona Mining Limited					
		Share capital $'000	Reserves $'000	Accumulated losses $'000	Total $'000	Non-controlling interests $'000	Total equity $'000
Balance as at 1 July 2024		**795,773**	**(11,991)**	**(118,740)**	**665,042**	**130,591**	**795,633**
Loss after income tax		**–**	**–**	**(294,290)**	**(294,290)**	**(87,451)**	**(381,741)**
Other comprehensive income		**–**	**8,877**	**–**	**8,877**	**1,713**	**10,590**
Total comprehensive income/(loss)		**–**	**8,877**	**(294,290)**	**(285,413)**	**(85,738)**	**(371,151)**
Transactions with owners:							
Shares issued	24	**40,000**	**–**	**–**	**40,000**	**–**	**40,000**
Transaction costs	24	**(2,055)**	**–**	**–**	**(2,055)**	**–**	**(2,055)**
Share based payments	25	**–**	**2,645**	**–**	**2,645**	**–**	**2,645**
Transfers and other movements		**–**	**(300)**	**300**	**–**	**10,374**	**10,374**
Balance as at 30 June 2025		**833,718**	**(769)**	**(412,730)**	**420,219**	**55,227**	**475,446**
Balance as at 1 July 2023		756,744	12,773	(24,738)	744,779	128,666	873,445
Loss after income tax		–	–	(101,398)	(101,398)	(17,624)	(119,022)
Other comprehensive loss		–	(15,343)	–	(15,343)	(4,871)	(20,214)
Total comprehensive loss		–	(15,343)	(101,398)	(116,741)	(22,495)	(139,236)
Transactions with owners:							
Shares issued	24	37,399	–	–	37,399	–	37,399
Transaction costs	24	(120)	–	–	(120)	–	(120)
Share based payments	25	–	(237)	–	(237)	–	(237)
Transfers and other movements		1,750	(9,184)	7,396	(38)	24,420	24,382
Balance as at 30 June 2024		795,773	(11,991)	(118,740)	665,042	130,591	795,633

The accompanying notes form part of the consolidated financial statements.

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Consolidated Financial Statements Consolidated Statement of Cash Flows for the year ended 30 June 2025 Note 2025 $’000 2024 $’000 Operating activities Loss before income tax (384,730) (115,446) Adjustments for: Depreciation and amortisation expense 7 38,597 33,777 Gain on remeasurement of deferred income 6 (4,546) – Impairment and write down of financial assets 7 548 8,134 Impairment and write down of non-financial assets 14 271,310 17,066 Income from sale of tax benefits under flow through share arrangements 6 (6,084) (5,294) Loss on disposal of financial assets 7 – 1,264 Net financial income and expenses 21 358 (3,622) Net movement in inventories relating to net realisable value adjustments 7, 11 4,200 10,437 Share based payments 25, 30 2,645 (237) Changes in assets and liabilities: Trade and other receivables (5,845) (9,734) Inventories 22,648 (37,122) Other assets 4,016 5,216 Trade and other payables (5,381) 21,491 Provisions and other liabilities 43,852 5,166 Cash used in operations (18,412) (68,904) Interest received 4,454 7,713 Interest paid (833) (987) Net cash flows used in operating activities (14,791) (62,178) Investing activities Exploration expenditure (31,523) (26,281) Exploration expenditure expensed and included in operating cash flows 1,562 – Purchases of property, plant and equipment (19,666) (102,448) Cash outflows from investing activities (49,627) (128,729) Proceeds from sale of financial assets – 14,690 Net cash flows used in investing activities (49,627) (114,039) Financing activities Proceeds from non-controlling interests 10,374 24,420 Proceeds from interest bearing liabilities 1,191 – Repayment of interest bearing liabilities (3,435) (2,728) Proceeds from issue of shares and exercise of options 24 40,000 37,399 Transaction costs associated with issue of shares and options (2,055) (1,211) Net cash flows from financing activities 46,075 57,880 Net decrease in cash and cash equivalents (18,343) (118,337) Cash and cash equivalents at the beginning of the financial year 90,624 211,119 Foreign exchange rate differences on cash and cash equivalents 9 (2,158) Cash and cash equivalents at the end of the financial year 18 72,290 90,624 The accompanying notes form part of the consolidated financial statements. Sayona Annual Report 2025 79

Notes to the Financial Statements Basis of Preparation These consolidated financial statements and notes represent those of Sayona Mining Limited ("the Company”) and its controlled entities (the “Consolidated Group” or “Group”). Where an accounting policy, critical accounting estimate, assumption or judgement is specific to a note, these are described within the note to which they relate. These material policies have been consistently applied to all periods presented, except as described in Note 3. The consolidated financial statements of the Group for the year ended 30 June 2025 were authorised for issue in accordance with a resolution of the Directors on 28 August 2025. 1. Reporting Entity Sayona Mining Limited is a for-profit company limited by shares, incorporated and domiciled in Australia with a primary listing on the Australian Securities Exchange (ASX) and a secondary listing on the OTCQB Venture Market in the United States (OTCQB). The nature of the operations and principal activities of the Group are described in the Directors’ Report. The separate financial statements of the parent entity, Sayona Mining Limited, have been presented in Note 33 of this report as required by the Corporations Act 2001. 2. Basis of Preparation The consolidated financial statements are general purpose financial statements which have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the Australian Accounting Standards Board (AASB), and International Financial Reporting Standards (IFRS) and other authoritative pronouncements of the International Accounting Standards Board (IASB). The financial statements have been prepared on a going concern basis as management has assessed that the Group will be able to meet its obligations as and when they fall due and there is no significant uncertainty over the Group’s ability to continue as a going concern for the twelve months from the date of this report. The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities (including derivative financial instruments) which are required to be measured at fair value. All amounts are presented in Australian dollars, with values rounded to the nearest thousand in accordance with ASIC Corporations Instrument 2016/191, unless otherwise stated. Where required by Accounting Standards, comparative figures have been reclassified for consistency with changes in presentation for the current financial year. (a) Principles of consolidation The consolidated financial statements comprise the financial statements of the Group. A list of controlled entities (subsidiaries) is provided in Note 26. Intercompany transactions, balances and unrealised gains or losses on transactions between Group entities are fully eliminated on consolidation. Subsidiaries are consolidated from the date on which control is obtained to the date on which control is ceased. (b) Critical accounting estimates and judgements The preparation of the consolidated financial statements requires management to apply accounting policies and methodologies based on complex and subjective judgements and estimates. Estimates assume a reasonable expectation of future events and are based on historical experience and assumptions as well as current trends and economic data, obtained both externally and within the Group. The use of these estimates, assumptions and judgements affects the amounts reported in the consolidated financial statements. The areas involving a higher degree of judgement or complexity, or where assumptions and estimates are material to the financial statements, are disclosed in the following notes: Note 5 Revenue 8 Tax 13 Property, Plant and Equipment 14 Impairment of Non-Financial Assets 17 Provisions (c) Foreign currency translation The consolidated financial statements are presented in Australian dollars, which has been assessed by management as the functional currency of the Company. Management will reassess the Company’s functional currency if there are any changes which impact the primary economic environment of the Group. Transactions denominated in foreign currencies are initially translated into Australian dollars using the exchange rate on the date of the underlying transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate at the end of the reporting period. Exchange gains or losses on settlement or translation of monetary items are included in the Consolidated Statement of Profit or Loss, except for foreign exchange differences resulting from translation of foreign operations, which are initially recognised in the Consolidated Statement of Comprehensive Income and subsequently transferred to the Consolidated Statement of Profit or Loss on disposal of the foreign operation. Non-monetary items measured on a historical cost basis in a foreign currency are translated into Australian dollars using the exchange rate on the date of the underlying transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate on the date when the fair value is determined. Exchange gains or losses on translation of non-monetary items measured at fair value are recognised in the same manner as gains or losses on change in fair value of the non-monetary item. Sayona Annual Report 2025 80

Notes to the Financial Statements 2. Basis of Preparation (continued) I; Goods and Services Tax (GST) and Québec Sales Tax (QST) Revenues, expenses and assets are recognised net of the amount of GST/QST, except where the amount of GST/QST incurred is not recoverable from the taxation authority. Receivables and payables are stated inclusive of the amount of GST/QST receivable or payable. The net amount of GST/QST recoverable from, or payable to, the taxation authority is included within other receivables or payables in the Consolidated Statement of Financial Position. Cash flows are presented on a gross basis. The GST/QST component of cash flows arising from investing or financing activities are presented as operating cash flows. 3. New Standards and Interpretations (a) New accounting standards and interpretations effective from 1 July 2024 The following new accounting standards and interpretations have been published and are effective for the year ended 30 June 2025: AASB 2020-1 and AASB 2022-6: Amendments to Australian Accounting Standards – Non-Current Liabilities with Covenants The amendments to AASB 101 Presentation of Financial Statements require a liability to be classified as current when the Group does not have a substantive right to defer settlement at the end of the reporting period. Only covenants with which the Group must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which the Group must comply after the reporting date (i.e. future covenants) do not affect a liability’s classification at that date. However, when non-current liabilities are subject to future covenants, the Group is now required to disclose information to help users of financial statements understand the risk that those liabilities could become repayable within twelve months after the reporting date. AASB 2023-1: Amendments to Australian Accounting Standards – Supplier Finance Arrangements The amendments to AASB 107 Statement of Cash Flows and AASB 7 Financial Instruments: Disclosures require the Group to provide additional disclosures about its supplier finance arrangements to enable users of financial statements to assess how supplier finance arrangements affect the Group’s liabilities, cash flows and exposure to liquidity risk. The amendments require the Group to disclose the terms and conditions of the arrangements, the carrying amount of the liabilities that are part of the arrangements, the carrying amounts of those liabilities for which the suppliers have already received payment from the finance providers, the range of payment due dates, and the effect of non-cash changes. The Group has reviewed these amendments and concluded that none of these changes are likely to have a material impact on the Group. (b) New accounting standards and interpretations issued but not yet effective The following new accounting standards and interpretations have been published but are not yet effective for the year ended 30 June 2025 and have not been early adopted by the Group: AASB 2023-5: Amendments to Australian Accounting Standards – Lack of Exchangeability – effective date 1 January 2025 The amendments to AASB 121 The Effects of Changes in Foreign Exchange Rates clarify when a currency is exchangeable into another currency and how a company estimates a spot rate when a currency lacks exchangeability. Disclosures are required to help users of financial statements assess the impact of using an estimated exchange rate on the financial statements. AASB 2024-2: Amendments to Australian Accounting Standards – Classification and Measurement of Financial Instruments – effective date 1 January 2026 The amendments to AASB 9 Financial Instruments and AASB 7 Financial Instruments: Disclosures: a) provide clarification on the timing of recognition and derecognition of financial assets and financial liabilities, particularly when they are settled using electronic payment systems. The amendment also provides an exception, if certain criteria are met, for the timing of derecognition of certain financial liabilities settled using an electronic payment system; b) provide further guidance about specific types of financial assets, specifically contractually linked instruments (CLIs); c) provide clarification of the classification of financial assets that are linked to environmental, social and governance (ESG) and similar characteristics; and d) require additional disclosure requirements with respect to investments in equity instruments measured at fair value through other comprehensive income and financial instruments with contingent features. AASB 2014-10: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to AASB 10 and AASB 128) – effective date 1 January 2025 The amendments to AASB 10 Consolidated Financial Statements and AASB 128 Investments in Associates and Joint Ventures remove the inconsistency in dealing with the sale or contribution of assets between an investor and its associate or joint venture. A full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. Sayona Annual Report 2025 81

Notes to the Financial Statements 3. New Standards and Interpretations (continued) (b) New accounting standards and interpretations issued but not yet effective (continued) AASB 18: Presentation and Disclosure in Financial Statements – effective date 1 January 2027 AASB 18 Presentation and Disclosure in Financial Statements will replace AASB 101 Presentation of Financial Statements. AASB 18 Presentation and Disclosure in Financial Statements will: a) better align the presentation of the statement of profit or loss to the categories in the statement of cash flows by introducing two new defined subtotals – operating profit and profit before financing and income taxes (EBIT); b) require disclosure of management-defined performance measures – subtotals of income and expenses not specified by IFRS Accounting Standards that are used in public communications to communicate management’s view of an aspect of a company’s financial performance (such as funds from operations, cash profit, etc); and c) enhance the requirements for aggregation and disaggregation to help a company to provide useful information. The Group does not intend to early adopt any of the new standards or interpretations. It is expected that where applicable, these standards and interpretations will be adopted on each respective effective date. Sayona Annual Report 2025 82

Notes to the Financial Statements Financial Performance This section details the results and financial performance of the Group including profitability and earnings per share. 4. Segment Reporting (a) Identification of reportable segments The Group is an emerging lithium producer with operations in Australia and Canada. The principal activities of the Group during the year were lithium mining and processing at North American Lithium and ongoing identification, evaluation and development of its portfolio of mineral exploration assets in Australia and Canada, predominantly focusing on lithium. Management has determined the operating segments based on the reports that are used by the Executive Leadership Team (the chief operating decision makers) and Board of Directors to make strategic decisions. Due to the geographically disparate nature of the operations, management examines the Group’s financial performance and activity from a geographical perspective. During the year, the reportable segments for the Group were segregated between Australian operations, Canadian operations and Corporate activities. The principal activities of each reportable segment are summarised as follows: Reportable segment Principal activities Australian operations Operations located in Western Australia, Australia Lithium and gold projects Exploration of lithium and gold tenements in the Pilbara and Yilgarn regions Canadian operations Operations located in Québec, Canada Abitibi-Témiscamingue Hub North American Lithium (NAL) Lithium mining and processing Authier Lithium Project Hard rock lithium deposit Pontiac Claims Exploration site for lithium pegmatite occurrences Tansim Lithium Project Exploration site for lithium, tantalum and beryllium Vallée Lithium Project Mineral rights claims located adjacent to NAL Eeyou Istchee James Bay Hub Lac Albert Lithium Project Exploration site for lithium pegmatite occurrences Moblan Lithium Project Hard rock lithium deposit host to high-grade spodumene mineralisation Troilus Claims Wholly owned claims located adjacent to the Moblan Lithium Project Corporate Corporate activities not directly related to operations (b) Segment results The segment information reflects the Group’s interest in subsidiaries and joint operations on a proportional consolidation basis. The segment information includes non-IFRS financial measures. Segment performance is measured by Underlying EBITDA. Underlying EBITDA is earnings before underlying depreciation and amortisation expense, underlying earnings adjustments, net financial income and expenses, and income tax expense. Reconciliations of underlying segment information to statutory information included in the Group’s consolidated financial statements are set out in Note 4 (c). Sayona Annual Report 2025 83

Notes to the Financial Statements

4. Segment Reporting (continued)

(b) Segment results (continued)

Year ended 30 June 2025	Australian operations $'000	Canadian operations $'000	Corporate $'000	Group eliminations $'000	Total $'000
Revenue	–	223,365	–	–	223,365
Total revenue	–	223,365	–	–	223,365
Underlying EBITDA	(1,751)	(60,402)	(4,762)	–	(66,915)
Underlying depreciation and amortisation expense (1)	(2)	(39,908)	(146)	–	(40,056)
Underlying earnings adjustments (2)	–	(264,880)	(385,692)	373,171	(277,401)
Profit/(loss) from operations	(1,753)	(365,190)	(390,600)	373,171	(384,372)
Net financial expense					(358)
Loss before income tax					(384,730)
Income tax benefit					2,989
Loss after income tax					(381,741)
Underlying exploration expenditure	–	27,345	–	–	27,345
Underlying capital expenditure (3)	–	19,629	98	–	19,727
Total underlying assets	264	646,079	445,711	(439,340)	652,714
Total underlying liabilities	12	176,534	4,234	(3,512)	177,268

Year ended 30 June 2024	Australian operations $'000	Canadian operations $'000	Corporate $'000	Group eliminations $'000	Total $'000
Revenue	–	200,873	–	–	200,873
Total revenue	–	200,873	–	–	200,873
Underlying EBITDA	(193)	(49,091)	(4,870)	–	(54,154)
Underlying depreciation and amortisation expense (1)	(2)	(33,207)	(98)	–	(33,307)
Underlying earnings adjustments (2)	(5,930)	(24,413)	(40,760)	39,496	(31,607)
Profit/(loss) from operations	(6,125)	(106,711)	(45,728)	39,496	(119,068)
Net financial income					3,622
Loss before income tax					(115,446)
Income tax expense					(3,576)
Loss after income tax					(119,022)
Underlying exploration expenditure	2,534	31,152	–	–	33,686
Underlying capital expenditure (3)	–	105,528	37	–	105,565
Total underlying assets	36	881,307	814,010	(750,307)	945,046
Total underlying liabilities	119	138,474	14,106	(3,286)	149,413

(1) Underlying depreciation and amortisation expense is comprised of depreciation and amortisation expense and other non-cash inventory movements recognised within 'Changes in inventories of finished goods and work in progress'. Refer to Note 7 for further details.
(2) Refer to Note 4 (c) for further details.
(3) Underlying capital expenditure excludes capitalised exploration expenditure.

Inter-segment transactions
Inter-segment transactions are made on a commercial basis. All such transactions are eliminated on consolidation of the Group's financial statements.

Segment assets
Where an asset is used across multiple segments, the asset is allocated to the segment that receives the majority of the economic value from the asset. In most instances, segment assets are clearly identifiable on the basis of their nature and physical location.

Segment liabilities
Liabilities are allocated to segments where there is a direct nexus between the incurrence of the liability and the operations of the segment.

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84

Notes to the Financial Statements 4. Segment Reporting (continued) (c) Underlying results reconciliation The following table reconciles the underlying segment information to the Group’s statutory results for the year: 2025 $’000 2024 $’000 Underlying EBITDA (66,915) (54,154) Underlying depreciation and amortisation expense (40,056) (33,307) Underlying earnings adjustments Gain on remeasurement of deferred income (1) 4,546 – Income from sale of tax benefits under flow through share arrangements (2) 6,084 5,294 Impairment and write down of financial assets (3) – (8,134) Impairment and write down of non-financial assets (4) (271,310) (17,066) Loss on disposal of financial assets (5) – (1,264) Merger transaction and integration costs (6) (12,521) – Net movement in inventories relating to net realisable value adjustments (7) (4,200) (10,437) Loss from operations (384,372) (119,068) Net financial income/(expense) (358) 3,622 Income tax benefit/(expense) 2,989 (3,576) Loss after income tax (381,741) (119,022) (1) Adjustment to profit/(loss) for the Canadian operations segment. (2) Adjustment to profit/(loss) for the Canadian operations segment. Refer to Note 16 (a) for further details. (3) Adjustment to profit/(loss) for the Canadian operations segment. (4) Adjustment to profit/(loss) for both the Australian operations segment of nil (2024: $5.9 million) and Canadian operations segment of $271.3 million (2024: $11.2 million). (5) Adjustment to profit/(loss) for the Corporate segment. (6) Adjustment to profit/(loss) for the Corporate segment. Refer to Note 7 for further details. (7) Adjustment to profit/(loss) for the Canadian operations segment. Refer to Note 11 for further details. (d) Major customers The Group generates revenue from external customers who individually account for greater than 10 per cent of the Group’s total revenue. The following table sets out the applicable revenue percentage generated from each of these customers: 2025% 2024 % External Customer 1 67 45 External Customer 2 33 – External Customer 3 – 29 External Customer 4 – 25 Sayona Annual Report 2025 85

Notes to the Financial Statements 5. Revenue 2025 $’000 2024 $’000 Sales revenue from contracts with customers 230,165 254,597 Other revenue (1) (6,800) (53,724) Total revenue (2) 223,365 200,873 (1) Other revenue relates predominantly to provisional pricing adjustments recognised at fair value. (2) Revenue relates solely to the sale of spodumene concentrate from North American Lithium. Refer to Note 5 (b) for a disaggregation of revenue by primary geographical market. Recognition and measurement The Group generates revenue primarily from the production and sale of spodumene concentrate. Revenue from the sale of goods is recognised at the point in time in which control of the product passes to the customer based upon agreed delivery terms. In most instances, control passes when the product is loaded onto the vessel and the bill of lading is received, or the product is delivered to a destination specified by the customer. In cases where control of the product is transferred to the customer before shipping takes place, revenue is recognised when the customer has formally acknowledged their legal ownership of the product, which includes all inherent risks associated with control of the product. The amount of revenue recognised reflects the consideration which the Group expects to be entitled in exchange for transferring the goods to the customer. In some instances, the amount of revenue to be received is provisionally priced and recognised at the estimate of the consideration receivable that is highly probable of not reversing by reference to the relevant contractual price and the estimated product specifications. Provisionally priced sales are subsequently repriced at each reporting period up until when final pricing and settlement is confirmed, with revenue adjustments relating to the quantity and quality of goods sold being recognised in sales revenue. Provisionally priced sales in which final pricing is referenced to a relevant index include an embedded commodity derivative. The embedded derivative is carried at fair value through profit or loss and presented as part of trade payables or receivables. The period between provisional pricing and final invoicing is typically between 60 and 120 days, with invoices payable on terms of up to 30 days. (a) Provisional pricing adjustments The Group’s sales contracts may provide for provisional pricing of sales at the time the product is delivered to the vessel, with final pricing determined using a relevant index price on or after the vessel’s arrival at the port of discharge. This provisional pricing relates to the quantity and quality of the commodity sold, which is included in sales revenue, and an embedded derivative relating to the price of the commodity sold. Provisional pricing adjustments relating to the embedded derivative are separately identified as movements in the financial instrument rather than being included within sales revenue. The pricing adjustment mechanism is separated from the host contract and recognised at fair value through profit or loss in accordance with AASB 9 Financial Instruments. These amounts are disclosed separately as provisional pricing adjustments within other revenue rather than being included within sales revenue. Key judgements and estimates Estimating variable consideration Revenue is measured at the fair value of the consideration received or receivable. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s performance obligations. Judgement is exercised in estimating variable consideration. This is determined by past experience with respect to returned goods where the customer maintains a right of return pursuant to the customer contract or where the sale of goods or services has a variable component. Revenue will only be recognised to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Sayona Annual Report 2025 86

Notes to the Financial Statements 5. Revenue (continued) (b) Disaggregation of revenue from contracts with customers The following table disaggregates revenue from contracts with customers by primary geographical market: 2025 $’000 2024 $’000 Primary geographical markets (1) China 213,062 197,666 United States of America 10,303 3,207 223,365 200,873 (1) Revenue is primarily presented by the geographical destination of the product. (c) Contract balances The following table provides information about receivables and contract liabilities relating to contracts with customers: 2025 $’000 2024 $’000 Receivables, which are included in ‘Trade and other receivables’ 23,053 9,208 Contract liabilities, which are included in ‘Interest bearing liabilities’ (1) 44,955 – (1) Refer to Note 19 (a) for further details. 6. Other Income 2025 $’000 2024 $’000 Gain on remeasurement of deferred income 4,546 – Government grants and incentives 251 432 Income from sale of tax benefits under flow through share arrangements 6,084 5,294 Other income 439 405 Total other income 11,320 6,131 Sayona Annual Report 2025 87

Notes to the Financial Statements 7. Expenses 2025 $’000 2024 $’000 Acquisition and transaction costs – 441 Administration and corporate overheads 4,817 6,798 Changes in inventories of finished goods and work in progress 25,491 (32,623) Depreciation and amortisation expense 38,597 33,777 Employee benefits expense 43,133 46,501 External services 171,740 176,140 Impairment and write down of financial assets 548 8,134 Loss on disposal of financial assets – 1,264 Net movement in inventories relating to net realisable value adjustments (1) 4,200 10,437 Raw materials and consumables used 46,694 44,769 All other operating expenses 12,527 13,368 Total expenses (2) 347,747 309,006 (1) Refer to Note 11 for details on the net movement in inventories relating to net realisable value adjustments. (2) The amount reported for the year ended 30 June 2025 includes $12.5 million of non-recurring merger transaction and integration costs (2024: Nil), of which $12.3 million is included within ‘External services’ and $0.2 million is included within ‘Administration and corporate overheads’. 8. Tax (a) Income tax expense Income tax expense comprises current and deferred tax and is recognised in the Consolidated Statement of Profit or Loss, except to the extent that it relates to items recognised directly in the Consolidated Statement of Comprehensive Income. 2025 $’000 2024 $’000 Current income tax benefit/(expense) 1,226 (1,008) Deferred income tax benefit/(expense) 1,763 (2,568) Total income tax benefit/(expense) 2,989 (3,576) Income tax expense charged to profit or loss is the tax payable on the current period’s taxable income or loss based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Current and deferred tax expense is calculated using the tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to tax payable in respect of previous years. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty. Sayona Annual Report 2025 88

Notes to the Financial Statements

8. Tax (continued)

(b) Reconciliation of prima facie tax expense to income tax expense

	2025 $'000	2024 $'000
Loss before income tax	**(384,730)**	(115,446)
Income tax on loss before income tax calculated at 30 per cent (2024: 30 per cent)	**115,419**	34,634
Adjust for tax effect of:		
Mining tax	**144**	73
Non-assessable income	**1,825**	18
Non-deductible expenses	**(12,217)**	(6,798)
Other assessable income	**–**	(1,926)
Other deductible expenses	**–**	1,523
Prior period adjustments	**5,887**	–
Tax losses and temporary differences not brought to account	**(94,967)**	(27,318)
Tax rate differential on non-Australian income	**(13,102)**	(3,782)
Total income tax benefit/(expense)	**2,989**	(3,576)

(c) Deferred tax balances

Deferred income tax assets and liabilities are attributable to the following tax losses and temporary differences:

	Deferred tax assets		Deferred tax liabilities		Deferred tax charged/ (credited) to profit or loss [1]	
	2025 $'000	2024 $'000	2025 $'000	2024 $'000	2025 $'000	2024 $'000
Temporary differences						
Deferred income	**2,016**	1,989	**–**	–	**(32)**	(117)
Property, plant and equipment	**–**	5,565	**22,816**	69,003	**(48,538)**	(25,642)
Provisions	**751**	10,286	**–**	–	**11,393**	3,824
Tax losses	**5,506**	34,175	**–**	–	**34,259**	23,539
Other	**–**	3,927	**–**	2,960	**1,155**	964
Total	**8,273**	55,942	**22,816**	71,963	**(1,763)**	2,568
Set off temporary differences	**(8,273)**	(55,942)	**(8,273)**	(55,942)	**–**	–
Total	**–**	–	**14,543**	16,021	**(1,763)**	2,568

(1) Deferred tax charged/(credited) to profit or loss does not reconcile to the movement in the respective deferred tax asset and deferred tax liability balances due to amounts charged/(credited) to equity.

Deferred tax is provided using the balance sheet liability method, providing for the tax effect of temporary differences between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements. The tax effect of certain temporary differences is not recognised, principally with respect to:

- temporary differences on the initial recognition of assets or liabilities in a transaction that:
  - (a) is not a business combination; and
  - (b) at the time of the transaction:
    - (i) affects neither accounting nor taxable profit or loss; and
    - (ii) does not give rise to equal taxable and deductible temporary differences;
- temporary differences related to investments in subsidiaries, associates and joint arrangements to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and
- taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profits will be available against which the benefit of the deferred tax assets can be utilised. Deferred tax assets are reviewed at each reporting period and amended to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same tax authority and the Group has both the right and the intention to settle its current tax assets and liabilities on a net or simultaneous basis.

Sayona Annual Report 2025
89

Notes to the Financial Statements 8. Tax (continued) (d) Movement in deferred tax balances 2025 $’000 2024 $’000 At the beginning of the financial year 16,021 13,983 Charged/(credited) to profit or loss (1,763) 2,568 Charged/(credited) to equity 285 (530) At the end of the financial year 14,543 16,021 (e) Unrecognised deferred tax assets and liabilities The composition of the Group’s unrecognised deferred tax assets and liabilities is as follows: 2025 $’000 2024 $’000 Tax losses – capital 6,703 6,736 Tax losses – revenue 99,872 53,857 Temporary differences 91,929 1,810 Total unrecognised deferred tax assets 198,504 62,403 The Group has carry forward revenue losses of $393.8 million (2024: $327.6 million) and capital losses of $22.5 million (2024: $22.5 million). (f) Tax losses carried forward At 30 June 2025, tax losses subject to expiry for which no deferred tax asset was recognised total $363.5 million (2024: $290.6 million), expiring between 2037 and 2045 (2024: 2037 to 2044). (g) Tax consolidation Sayona Mining Limited and its wholly owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2015 and is therefore taxed as a single entity from that date. Sayona Mining Limited is the head entity of the tax consolidated group. Income tax expense and deferred tax assets and liabilities arising from temporary differences of the members of the tax consolidated group are recognised in the separate financial statements of the members of the tax consolidated group using the “separate taxpayer within group” approach by reference to the carrying values in the separate financial statements of each entity and the relevant tax values under tax consolidation. Current tax assets and liabilities and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax consolidated group are recognised by the Company (as head entity of the tax consolidated group). Tax funding arrangements are currently in place between entities in the tax consolidated group. Key judgements and estimates Deferred tax Judgement is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised in the Consolidated Statement of Financial Position. Deferred tax assets are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, mine closure and rehabilitation costs, capital expenditure and other capital management transactions. Uncertain tax matters – Unused tax losses on acquisition Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognised subsequently if new information about facts and circumstances arises. The adjustment is treated as a reduction to goodwill if it has occurred during the measurement period. If it occurs outside the recognition period, the adjustment is recognised in the Consolidated Statement of Profit or Loss. Sayona Annual Report 2025 90

Notes to the Financial Statements 9. Earnings per Share The following table reflects the profit or loss and number of shares used in the basic and diluted earnings per share (EPS) computations: 2025 2024 Restated * Loss attributable to equity holders of Sayona Mining Limited ($’000) (294,290) (101,398) Weighted average number of ordinary shares (‘000) Basic earnings per share denominator 10,779,597 10,027,968 Ordinary shares contingently issuable (1) – – Diluted earnings per share denominator 10,779,597 10,027,968 Earnings per share (cents) Basic (2.73) (1.01) Diluted (2.73) (1.01) * Refer to Note 34 for details on restatement of prior period comparatives. (1) The weighted average number of contingently issuable ordinary shares as at 30 June 2025 is 273.8 million (2024: 14.7 million). The inclusion of these contingently issuable ordinary shares would have the effect of reducing the loss per share. Accordingly, these potential ordinary shares have not been included in the determination of diluted earnings per share. Basic earnings per share Basic earnings per share amounts are calculated based on profit or loss attributable to equity holders of Sayona Mining Limited and the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share Dilutive earnings per share amounts are calculated based on profit or loss attributable to equity holders of Sayona Mining Limited and the weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares. Sayona Annual Report 2025 91

Notes to the Financial Statements Operating Assets and Liabilities This section details the assets used and liabilities incurred to generate the Group’s trading performance. Assets and liabilities relating to the Group’s financing activities are addressed in the Capital Structure and Financial Management section on pages 103 to 114. 10. Trade and Other Receivables 2025 $’000 2024 $’000 Trade receivables 23,053 9,208 GST/QST receivable from taxation authorities 9,777 15,671 Other receivables – provisional pricing adjustments (1) 157 – Other receivables 241 2,669 Total trade and other receivables (2) 33,228 27,548 Comprising: Current 33,228 27,548 Non-current – – (1) Refer to Note 5 (a) for details on provisional pricing adjustments. (2) Net of allowances for expected credit losses of $1.7 million (2024: $1.9 million). Recognition and measurement Trade receivables are generally due within 30 days and are initially recognised at their transaction price, or fair value for those receivables containing a significant financing component. Trade receivables are subsequently measured at amortised cost using the effective interest method, less an allowance for expected credit losses, except for provisionally priced receivables which are subsequently measured at fair value through profit or loss in accordance with AASB 9 Financial Instruments. GST/QST receivable from taxation authorities is initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for expected credit losses. The collectability of trade and other receivables is assessed continuously. Individual receivables which are deemed to be unrecoverable are written off by reducing the carrying value directly. At the reporting date, specific allowances are made for any expected credit losses based on a review of all outstanding amounts. Information about the Group’s exposure to credit risks and expected credit losses for trade and other receivables is included in Note 23 (c). Sayona Annual Report 2025 92

Notes to the Financial Statements 11. Inventories 2025 $’000 2024 $’000 Raw materials and consumables 13,572 10,504 Work in progress 12,926 25,608 Finished goods 20,823 36,928 Total inventories 47,321 73,040 Comprising: Current 47,321 73,040 Non-current – – Recognition and measurement Inventories are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average cost. For processed inventories, cost is derived on an absorption costing basis. Cost comprises the cost of purchasing raw materials and the cost of production, including attributable overheads. Net realisable value is calculated as the estimated proceeds of sale, less an estimate of all further costs required to the stage of completion and all applicable marketing, selling and distribution costs to be incurred. Raw materials and consumables Raw materials and consumables represent spares, consumables and other supplies yet to be utilised in the production process, except where the raw materials purchased are equivalent products to those that the Group produces and would otherwise classify as work in progress. (a) Inventories recognised as an expense Inventories totalling $264.7 million were recognised as an expense for the year ended 30 June 2025 (2024: $247.8 million) and included in Note 7. (b) Net movement in inventories relating to net realisable value adjustments The value of work in progress and finished goods inventories carried at net realisable value as at 30 June 2025 was $33.7 million (2024: $62.5 million). Net inventory write downs of $4.2 million were recognised in profit or loss for the year ended 30 June 2025 (2024: $10.4 million). 12. Other Assets 2025 $’000 2024 $’000 Deposits 16,340 18,530 Prepayments 3,186 4,809 Total other assets 19,526 23,339 Comprising: Current 8,575 23,339 Non-current 10,951 – Deposits include cash deposits, term deposits held with financial institutions with a maturity of more than three months from reporting date, and funds held as security in favour of Ministère des Ressources naturelles et des Forêts (MRNF) for mine closure and rehabilitation of North American Lithium. Sayona Annual Report 2025 93

Notes to the Financial Statements

13. Property, Plant and Equipment

Year ended 30 June 2025	Land and buildings $'000	Plant and equipment $'000	Mine properties $'000	Capital works in progress $'000	Exploration and evaluation $'000	Total $'000
Cost						
At the beginning of the financial year	48,631	355,931	256,932	28,138	84,487	773,119
Additions	–	–	65	19,662	27,345	47,072
Changes in closure provision estimate	–	3,246	–	–	–	3,246
Disposals	–	–	–	(575)	(509)	(1,084)
Foreign exchange rate differences	247	6,341	5,985	984	1,230	14,787
Transfers and other movements	6,528	7,121	10	(12,115)	(1,544)	–
At the end of the financial year	55,406	371,639	262,992	36,094	111,009	837,140
Accumulated depreciation and impairment						
At the beginning of the financial year	(1,319)	(34,049)	(3,903)	–	(7,231)	(46,502)
Depreciation charge for the year	(3,721)	(27,711)	(7,165)	–	–	(38,597)
Impairment charge for the year [(1)]	(25,287)	(164,815)	(67,815)	(13,393)	–	(271,310)
Disposals	–	–	–	–	509	509
Foreign exchange rate differences	(287)	(1,196)	(1,918)	(124)	(18)	(3,543)
Transfers and other movements	–	–	–	–	–	–
At the end of the financial year	(30,614)	(227,771)	(80,801)	(13,517)	(6,740)	(359,443)
Net book value as at 30 June 2025	24,792	143,868	182,191	22,577	104,269	477,697

Year ended 30 June 2024	Land and buildings $'000	Plant and equipment $'000	Mine properties $'000	Capital works in progress $'000	Exploration and evaluation $'000	Total $'000
Cost						
At the beginning of the financial year	6,215	322,193	230,126	158	129,958	688,650
Additions	–	1,963	–	105,565	33,341	140,869
Changes in closure provision estimate	–	(10,121)	–	–	–	(10,121)
Disposals	–	(93)	–	(4,991)	(4,809)	(9,893)
Foreign exchange rate differences	(611)	(8,488)	(4,057)	(8,518)	(7,245)	(28,919)
Transfers and other movements [(2)]	43,027	49,477	30,863	(64,076)	(66,758)	(7,467)
At the end of the financial year	48,631	355,931	256,932	28,138	84,487	773,119
Accumulated depreciation and impairment						
At the beginning of the financial year	(406)	(5,005)	(1,166)	–	–	(6,577)
Depreciation charge for the year	(921)	(29,976)	(2,880)	–	–	(33,777)
Impairment charge for the year [(1)]	–	–	–	–	(7,266)	(7,266)
Disposals	–	72	–	–	–	72
Foreign exchange rate differences	8	860	143	–	35	1,046
Transfers and other movements	–	–	–	–	–	–
At the end of the financial year	(1,319)	(34,049)	(3,903)	–	(7,231)	(46,502)
Net book value as at 30 June 2024	47,312	320,882	253,029	28,138	77,256	726,617

(1) Refer to Note 14 for further details on impairment of non-financial assets.
(2) The credit balance of $7.5 million relates to the reclassification of amounts previously recognised as deferred income.

Reclassification of asset categories within property, plant and equipment
Land and buildings and plant and equipment assets have been reclassified within property, plant and equipment in the current reporting period. These reclassifications have been applied retrospectively to prior period comparatives.

Reclassification of deferred income to property, plant and equipment
The Group performed a review of the royalty agreement with Lithium Royalty Corp. (LRC) and have reclassified amounts previously recognised as deferred income to property, plant and equipment. These reclassifications have been applied retrospectively to prior period comparatives.

Sayona Annual Report 2025
94

Notes to the Financial Statements 13. Property, Plant and Equipment (continued) Recognition and measurement Property, plant and equipment is recorded at cost less accumulated depreciation and impairment charges. Cost is the fair value of consideration given to acquire the asset at the time of its acquisition or construction and includes the direct cost of bringing the asset to the location and condition necessary for operation. Subsequent costs are included in the asset’s carrying value or recognised as a separate asset, as appropriate, only when it is probable that the future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are recognised as expenses in profit or loss during the financial period in which they are incurred. An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected. Any gain or loss arising on derecognition of the asset is included in the Consolidated Statement of Profit or Loss when the asset is derecognised. (a) Mine properties Mine properties include: • capitalised development and production stripping costs; • capitalised exploration, evaluation and development expenditure where commercial viability has been demonstrated; and • mineral rights acquired. The initial cost of mine properties includes the purchase price or construction cost, any costs directly attributable to bringing the asset into operation, and borrowing costs (where relevant for qualifying assets). The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. Mine properties also consist of the fair value attributable to mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the date of acquisition. When a mine construction project moves into the production phase, the capitalisation of certain mine construction costs ceases, and costs are either regarded as part of the cost of inventory or expensed, except for costs which qualify for capitalisation. (i) Capitalised development and production stripping costs The process of removing overburden and other waste materials to access mineral deposits is known as stripping. Stripping is necessary to obtain access to mineral deposits and occurs throughout the life of an open-pit mine. Stripping is classified as either development stripping or production stripping. Development and production stripping costs are recognised as part of mine properties in property, plant and equipment. Development stripping costs are initial overburden removal costs incurred to obtain access to mineral deposits that will be commercially produced. These costs are capitalised when it is probable that future economic benefits in the form of access to mineral ores will flow to the Group and costs can be measured reliably. Stripping costs incurred during the development phase of a mine are usually capitalised as part of the depreciable cost of building, developing and constructing the mine. Production stripping costs are post initial overburden removal costs incurred during the normal course of production, which are usually incurred after the first saleable minerals have been extracted from the component of the ore body. Costs are capitalised where production stripping activity results in improved access to future ore and the following criteria are met: • the production stripping activity improves access to a specific component of the ore body and it is probable that economic benefits arising from the improved access to future ore production will be realised; • the component of the ore body for which access has been improved can be identified; and • costs associated with that component can be measured reliably. Production stripping costs are allocated between the inventory produced and the production stripping asset using a life-of-component waste-to-ore (or mineral contained) strip ratio. When the current strip ratio is greater than the estimated life-of-component ratio, a portion of the stripping costs are capitalised to the production stripping asset. (b) Capital works in progress Capital works in progress are measured at cost inclusive of associated on-costs and charges. Costs are only capitalised when it is probable that future economic benefits will flow to the Group and costs can be measured reliably. All assets included in capital works in progress are reclassified to other categories within property, plant and equipment when the asset is available and ready for use in the manner intended. Sayona Annual Report 2025 95

Notes to the Financial Statements 13. Property, Plant and Equipment (continued) (c) Right-of-use assets Right-of-use assets are presented within the respective categories of property, plant and equipment according to the nature of the underlying asset leased. Refer to Note 20 for details on the Group’s right-of-use assets and corresponding lease liabilities. (d) Exploration and evaluation expenditure Exploration and evaluation expenditure (including initial payments for the right to explore) is capitalised where it is considered likely to be recoverable or where the activities have not reached a stage that permits a reasonable assessment of the existence of reserves. Accumulated costs in relation to an abandoned area are written off in full against profit or loss in the year in which the decision to abandon the area is made. Exploration is defined as the search for potential mineralisation after the Group has obtained legal rights to explore in a specific area and includes topographical, geological, geochemical and geophysical studies and exploratory drilling, trenching and sampling. Evaluation is defined as the determination of the technical feasibility and commercial viability of a particular prospect. Activities conducted during the evaluation phase include determination of the volume, grade and quality of the deposit, examination and testing of extraction methods and metallurgical or treatment processes, surveys of transportation and infrastructure requirements, and market and finance studies. Recoverability of the carrying value of exploration assets is dependent on the successful exploration and development of projects, or alternatively, through the sale of the areas of interest. (e) Depreciation and amortisation The carrying values of property, plant and equipment are depreciated to their estimated residual values over the estimated useful lives of the specific assets concerned. Estimates of residual values and useful lives are reassessed annually and any change in estimate is considered in the determination of remaining depreciation charges. Depreciation commences on the date of commissioning. Property, plant and equipment is depreciated on a units of production or straight-line basis using the estimated lives indicated below, except for land, capital works in progress, and exploration and evaluation assets which are not depreciated. Where assets are dedicated to a mine or lease and are not readily transferable, the useful life of the asset is subject to the lesser of the asset’s useful life and the life of the mine or lease. Asset category Depreciation method Buildings 2 to 20 years straight-line Mine properties (including mineral rights) Based on ore reserves on a units of production basis Plant and equipment 2 to 20 years straight-line Right-of-use assets Based on the shorter of the asset’s useful life or term of the lease (straight-line) Key judgements and estimates Judgement applied in determining ore reserves and mineral resources The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons in accordance with the Joint Ore Reserves Committee (JORC) code. Estimation requires assumptions about future commodity prices and demand, exchange rates, production costs, transport costs, mine closure and rehabilitation costs, recovery rates, discount rates and, in some instances, the renewal of mining licences. There are many uncertainties in the estimation process and assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological or economic data, or unforeseen operational issues, may change estimates of ore reserves and mineral resources. The Group uses judgment as to when to include mineral resources in accounting estimates. Useful economic lives of assets The determination of useful lives, residual values and depreciation methods is reviewed at each reporting period and involves estimates and assumptions. Any changes to useful lives or any other estimates or assumptions may impact prospective depreciation rates and asset carrying values. The Group applies judgement in determining the useful economic lives of assets and whether any indicators of impairment are present based on internal and external sources of information available. The table above summarises the depreciation methods and rates applied to major categories of property, plant and equipment. Sayona Annual Report 2025 96

Notes to the Financial Statements 14. Impairment of Non-Financial Assets 2025 $’000 2024 $’000 Impairment of non-financial assets Property, plant and equipment Capital works in progress 13,393 – Exploration and evaluation – 7,266 Land and buildings 25,287 – Mine properties 67,815 – Plant and equipment (1) 164,815 – Write down of non-financial assets Property, plant and equipment Capital works in progress – 4,991 Exploration and evaluation – 4,809 Total impairment and write down of non-financial assets (2) 271,310 17,066 (1) The impairment of $164.8 million for the year ended 30 June 2025 includes an allocation of $0.9 million to right-of-use assets. (2) The total impairment and write down of $271.3 million for the year ended 30 June 2025 relates to North American Lithium. The total impairment and write down of $17.1 million for the year ended 30 June 2024 relates to the Australian operations ($5.9 million), Corporate ($5.1 million), Vallée Lithium Project ($4.0 million), and various other individually immaterial projects ($2.1 million). Recognition and measurement Impairment tests for all non-financial assets (excluding goodwill) are performed when there is an indication of impairment. In testing for indications of impairment and performing impairment calculations, assets are considered as collective groups known as cash generating units (CGUs), being the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows generated from other assets or groups of assets. The Group assesses whether there is any indication that a CGU may be impaired at each reporting period. This assessment includes consideration of external and internal sources of information. If such an indication exists, the Group uses the higher of fair value less cost of disposal (FVLCD) and value in use to assess the recoverable amount of the asset. If the carrying value of a CGU exceeds its recoverable amount, the CGU is impaired and an impairment loss is recognised immediately in the Consolidated Statement of Profit or Loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the CGU to which the asset belongs. Previously impaired CGUs are reviewed for possible reversal of impairment at each reporting period. Impairment reversals cannot exceed the carrying value that would have been determined (net of depreciation) had no impairment loss been recognised for the CGU. Such reversal is recognised in the Consolidated Statement of Profit or Loss. Goodwill is not subject to impairment reversal. For areas not yet in production, any mineral rights acquired, together with subsequent capitalised exploration and evaluation expenditure, are reviewed for indicators of impairment to determine the appropriateness of continuing to carry forward costs in relation to that area of interest. Calculation of recoverable amount The recoverable amount is the higher of a CGU’s fair value less cost of disposal (FVLCD) and its value in use (VIU). Fair value less cost of disposal FVLCD is an estimate of the amount that a market participant would pay for a CGU less the cost of disposal. FVLCD for mineral assets is generally determined using independent market assumptions to calculate the present value of the estimated future post-tax cash flows expected to arise from the continued use of the asset, including the anticipated cash flow effects of any capital expenditure to enhance production or reduce cost, and its eventual disposal where a market participant may take a consistent view. Cash flows are discounted using an appropriate post-tax market discount rate to arrive at a net present value of the CGU, which is compared against the CGU’s carrying value. FVLCD may also take into consideration other market-based indicators of fair value. FVLCD is based primarily on Level 3 inputs as defined in Note 23 (d), unless otherwise stated. Value in use VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and its eventual disposal or closure. VIU is determined by applying assumptions specific to the Group’s continued use and cannot take into account future development. These assumptions are different to those used in calculating FVLCD, and therefore a VIU calculation is likely to produce a different result (usually lower) to a FVLCD calculation. Sayona Annual Report 2025 97

Notes to the Financial Statements 14. Impairment of Non-Financial Assets (continued) (a) Impairment of non-current assets (excluding goodwill) North American Lithium The Group considers that North American Lithium (NAL) is a separate CGU as the cash inflows that it generates are largely independent of the cash inflows generated from other assets or groups of assets. For the year ended 30 June 2025, the Group identified several indicators of impairment for NAL, which subsequently led to an assessment of the carrying value of the NAL CGU. The key indicators of impairment included the decline in market capitalisation of the Company and a significant deterioration in market conditions, specifically relating to the price of spodumene concentrate. Background On 27 August 2021, the Group acquired 100 per cent of the issued capital of North American Lithium Inc., a Canadian-based mining and exploration company and former producer of spodumene concentrate from its integrated spodumene ore mine and processing facility in Québec, Canada. Following the acquisition, the Group invested significant funds into the operation to enable the restart of production in March 2023, with the first sale of spodumene concentrate under the Group’s ownership occurring in August 2023. Outcome The Group assessed the carrying value of the NAL CGU and recognised an impairment of $271.3 million for the year ended 30 June 2025 (2024: Nil). The recoverable amount of the NAL CGU was determined as $156.7 million based on its fair value less cost of disposal. Impairments relating to the NAL CGU were wholly allocated to property, plant and equipment. The impairment of $271.3 million to property, plant and equipment includes $164.8 million recognised in plant and equipment, $67.8 million recognised in mine properties, $25.3 million recognised in land and buildings, and $13.4 million recognised in capital works in progress. The impairment reflects a deterioration in the lithium market, which continues to place pressure on the market price for spodumene concentrate. These changes in market conditions have significantly reduced the recoverable amount of the NAL CGU compared to the prior period. Methodology and key assumptions The fair value measurement is categorised as a Level 3 fair value based on the inputs in the discounted cash flow valuation model over the life of mine period (refer to Note 23 (d)), and was calculated using a real, post-tax discount rate of 10.0 per cent. The key estimates and assumptions used in the determination of fair value less cost of disposal were: • spodumene concentrate prices; • foreign exchange rates; • operating and capital expenditure; • discount rate; • regulatory approvals; and • future production (i.e. Mineral Resource and Ore Reserve estimates). Key assumptions (real) Assumptions used Spodumene concentrate prices (US$ per tonne) US$655 – US$1,374 Foreign exchange rates (CAD/USD) 0.7332 Unit operating costs (C$ per tonne) C$923 – C$1,231 Discount rate (post-tax) 10.0% The recoverable amount is informed by a production and cost profile which is used for management’s planning processes. Operating and capital expenditure Cost assumptions are based on forecasted production levels, operating cost and capital expenditure requirements derived from the Group’s latest approved budget and life of mine plans. Future production The Mineral Resource and Ore Reserve estimates for NAL are reported in accordance with the JORC Code and ASX Listing Rules. Refer to the Mineral Resources and Ore Reserves section of this report for further information on these estimates. Sayona Annual Report 2025 98

Notes to the Financial Statements

14. Impairment of Non-Financial Assets (continued)

The following table illustrates the sensitivity of the recoverable amount of the NAL CGU to a reasonable possible change in the aforementioned assumptions. Owing to the complexity of the relationships between each key assumption, the analysis is performed for each assumption individually (with all other assumptions held constant).

		Impact on recoverable amount A$ million	
Key assumptions (real)	**Change**	**Favourable**	**Unfavourable**
Spodumene concentrate prices (US$ per tonne)	10%	85.4	(87.6)
Foreign exchange rates (CAD/USD)	10%	173.9	(153.9)
Unit operating costs (C$ per tonne)	10%	121.3	(129.8)
Discount rate (post-tax)	100 basis points	23.3	(20.7)

Key judgements and estimates

Determination of CGUs
Judgement is applied to identify the Group's CGUs, particularly when assets form part of integrated operations. A key judgement was applied in identifying the NAL operation as a single CGU. As a result, only the CGU assets and cash flows directly attributable to this operation were considered in the impairment assessment of the NAL CGU.

Impairment testing and calculations
An assessment of whether there is any indication of impairment and the calculation of a CGU's recoverable amount requires management to make estimates and assumptions about expected production and sales volumes, commodity prices, foreign exchange rates, Mineral Resources and Ore Reserves, regulatory approvals, operating costs, closure and rehabilitation costs, future capital expenditure and allocation of corporate costs. These estimates and assumptions are subject to risk and uncertainty. There is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount. In such circumstances, some or all of the carrying value may be impaired or a previously recognised impairment charge may be reversed, with the impact recognised in the Consolidated Statement of Profit or Loss.

The key estimates and assumptions used in the assessment of impairment are as follows:

Commodity prices and market traded consumables	Spodumene concentrate price assumptions are derived from broker market consensus pricing, calculated as the average of recent forecasts published by major independent investment banks and commodity analysts.
Foreign exchange rates	The foreign exchange rate assumption applied in the discounted cash flow model reflects the CAD/USD spot exchange rate as at 30 June 2025.
Operating and capital expenditure	Operating and capital cost assumptions are based on the Group's latest approved budget and life of mine plans.
Discount rate	In determining fair value, the estimated future cash flows of the CGU have been discounted using a real, post-tax discount rate of 10.0 per cent (2024: 8.0 per cent). The discount rate applied is a risk-adjusted cost of capital management have deemed appropriate to the CGU.
Regulatory approvals	Life of mine plans include assumptions associated with the successful application and timing of ongoing and future regulatory approvals.
Future production	Life of mine plans based on Mineral Resource and Ore Reserve estimates and economic life of processing facilities.

Where impairment testing is undertaken, a range of external sources are considered as further input to the above assumptions.

Exploration and evaluation expenditure
For areas not yet in production, acquired mineral rights, together with subsequent capitalised exploration and evaluation expenditure, require judgement to determine the likelihood of future economic benefits from future development, and whether sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying value of the exploration and evaluation asset is unlikely to be recovered in full. When facts and circumstances suggest that the carrying value exceeds the recoverable amount, an impairment test is required which may result in an adjustment to the carrying value of acquired mineral rights together with subsequent capitalised exploration and evaluation expenditure.

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Notes to the Financial Statements 15. Trade and Other Payables 2025 $’000 2024 $’000 Trade payables 27,778 29,330 Accrued expenses 19,321 17,044 Other payables – associated entities – 2,467 Other payables – provisional pricing adjustments (1) – 6,505 Other payables 2,509 5,530 Total trade and other payables 49,608 60,876 Comprising: Current 49,608 60,876 Non-current – – (1) Refer to Note 5 (a) for details on provisional pricing adjustments. Recognition and measurement Trade and other payables represent the liabilities for goods and services received by the Group that remain unpaid at the end of the reporting period. The balance is recognised as a current liability, with amounts normally paid within 30 days of recognition of the liability. Amounts are initially recognised at fair value and subsequently measured at amortised cost, except for provisionally priced contracts which are held at fair value in accordance with AASB 9 Financial Instruments. The carrying value of trade and other payables is considered to approximate fair value due to the short-term nature of the payables, except for provisional pricing adjustments which are categorised as Level 2 in the fair value hierarchy. 16. Other Liabilities 2025 $’000 2024 $’000 Deferred income – 4,540 Flow through share premium liability (1) – 6,084 Total other liabilities – 10,624 Comprising: Current – 6,084 Non-current – 4,540 (1) Flow through share proceeds of $54.9 million, received by the Group in March 2023, were fully utilised as at 30 June 2025. Reclassification of deferred income to property, plant and equipment The Group performed a review of the royalty agreement with Lithium Royalty Corp. (LRC) and have reclassified amounts previously recognised as deferred income to property, plant and equipment. These reclassifications have been applied retrospectively to prior period comparatives. (a) Flow Through Shares Under Canadian taxation legislation, mining companies may issue flow through shares to finance eligible exploration programs. A flow through share arrangement enables an entity to incur qualifying exploration and evaluation expenditure and renounce the related income tax deductions to investors. On issuance, the entity allocates the proceeds from issuance between issued capital and the sale of tax benefits (or flow through share premium), which is equal to the estimated premium that investors pay for the flow through feature. Issued share capital is recognised at fair value with the residual value recognised as a flow through share premium liability. At initial recognition, the sale of tax benefits is deferred and presented as other liabilities in the Consolidated Statement of Financial Position as the entity has not yet fulfilled its obligations to pass on the tax deductions to investors. Upon expenditure being incurred, the entity derecognises the liability and recognises the premium as other income in the Consolidated Statement of Profit or Loss. The expenditure also gives rise to a deferred tax liability which is recognised as the difference between the carrying value and tax base of the qualifying expenditure. The Company has elected to apply the renunciation process prospectively and has relied upon the “look-back” rule which allows the Company to renounce eligible expenditures incurred up to an entire calendar year following the last day of the calendar year in which the flow through shares were issued. Sayona Annual Report 2025 100

Notes to the Financial Statements 17. Provisions 2025 $’000 2024 $’000 Employee benefits 6,092 5,963 Mine closure and rehabilitation 29,474 25,309 Total provisions 35,566 31,272 Comprising: Current 6,092 5,963 Non-current 29,474 25,309 The movement in provisions during the year is as follows: Year ended 30 June 2025 Employee benefits $’000 Mine closure and rehabilitation $’000 Total $’000 At the beginning of the financial year 5,963 25,309 31,272 Amounts capitalised for changes in underlying costs and estimates – 3,246 3,246 Amounts capitalised for changes in discount rate – – – Amounts capitalised on translation of mine closure and rehabilitation provision – 510 510 Charged/(credited) to the Consolidated Statement of Profit or Loss: Changes in underlying costs and estimates 5,762 – 5,762 Foreign exchange rate differences – – – Released during the year (5,731) – (5,731) Unwinding of discount rate – 409 409 Transfers and other movements 98 – 98 At the end of the financial year 6,092 29,474 35,566 Recognition and measurement Provisions are recognised when the Group has a legal or constructive obligation for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured. Provisions are measured using the best estimate of the amounts required to settle the obligation at the end of the reporting period. (a) Employee benefits Employee entitlements to be settled within twelve months after the end of the reporting period are presented as current employee benefit obligations. Liabilities for salaries and wages, including non-monetary benefits, and annual leave are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. A non-current provision for employee entitlements is recognised for annual leave and long service leave entitlements and bonus incentives which will not be settled within twelve months after the end of the reporting period in which the employees render the related service. Other non-current employee benefits are measured at the present value of the expected future payments to be made to employees. Expected future payments incorporate anticipated future wage and salary levels, durations of service and employee departures and are discounted at rates determined by reference to market yields at the end of the reporting period that have maturity dates that approximate the terms of the obligations. Any remeasurements for changes in assumptions of obligations for other non-current employee benefits are recognised in profit or loss in the period in which the changes occur. Sayona Annual Report 2025 101

Notes to the Financial Statements 17. Provisions (continued) (b) Mine closure and rehabilitation The mining and processing activities of the Group normally give rise to obligations for site closure or rehabilitation. Mine closure and rehabilitation works can include facility decommissioning and dismantling, removal or treatment of waste materials, and site and land rehabilitation in accordance with local laws and regulations and clauses of the permits. Mine closure and rehabilitation provisions are recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at, or after, the time of closure, for disturbance existing at the reporting date. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognised as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. Mine closure and rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. When provisions for mine closure and rehabilitation are initially recognised, the corresponding cost is capitalised as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalised cost of closure and rehabilitation activities is recognised in property, plant and equipment and depreciated accordingly. Mine closure and rehabilitation provisions are also adjusted for changes in costs and estimates. Any adjustments are made prospectively and are accounted for as a change in the corresponding capitalised asset, except where a reduction in the provision is greater than the depreciated capitalised cost of the related assets, in which case the carrying value is reduced to nil and the remaining adjustment is recognised first against these related assets in property, plant and equipment, and subsequently to the Consolidated Statement of Profit or Loss. Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgements and estimates involved. Key judgements and estimates Mine closure and rehabilitation provision of North American Lithium Mine closure and rehabilitation costs are uncertain, and cost estimates can vary in response to many factors including estimates of the extent of rehabilitation activities, technological changes, regulatory changes, cost increases including inflationary impacts and changes in discount rates. Assumptions have been made based on the current economic environment, which management believe are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. Actual rehabilitation costs will ultimately depend on market conditions at the relevant time. The timing of closure and rehabilitation will most likely depend on when the mine ceases to produce at economically viable rates. The recognition of mine closure and rehabilitation provisions requires judgement. The provision at reporting date represents management’s best estimate of the present value of future closure and rehabilitation costs. Sayona Annual Report 2025 102

Notes to the Financial Statements Capital Structure and Financial Management This section details the capital structure and related financing activities of the Group. 18. Cash and Cash Equivalents 2025 $’000 2024 $’000 Cash 71,290 38,803 Short-term deposits 1,000 51,821 Total cash and cash equivalents (1) 72,290 90,624 (1) Cash and cash equivalents include $0.1 million (2024: $29.3 million) which is restricted by legal or contractual arrangements. Cash and cash equivalents include cash on hand, deposits available on demand with banks and other short-term highly liquid investments with original maturities of three months or less. 19. Interest Bearing Liabilities 2025 $’000 2024 $’000 Contract liabilities 44,955 – Lease liabilities (1) 2,664 5,415 Non-convertible redeemable cumulative preference shares 29,350 25,205 Other interest bearing liabilities 582 – Total interest bearing liabilities 77,551 30,620 Comprising: Current 62,786 15,470 Non-current 14,765 15,150 (1) Refer to Note 20 for further details on the Group’s leases. Recognition and measurement All borrowings are initially recognised at their fair value net of directly attributable transaction costs. Subsequent to initial recognition, interest bearing liabilities are measured at amortised cost using the effective interest method. Gains and losses are recognised in the Consolidated Statement of Profit or Loss when the liabilities are derecognised. Interest bearing liabilities are classified as current liabilities, except when the Group has an unconditional right to defer settlement for at least twelve months after the reporting date, in which case the liabilities are classified as non-current. A reconciliation of movements in interest bearing liabilities and other financial liabilities to cash flows arising from financing activities is set out in Note 23 (e). (a) Contract liabilities On 21 June 2024, the Group entered into a contract with a trading company partner whereby North American Lithium may elect to receive up to US$30 million as advance payments based on the value of committed future sales of spodumene concentrate. Amounts received in advance are recognised against the provisional sale value as the performance obligations under the contract are satisfied, being the time when significant risks and rewards of ownership transfer to the customer, which typically aligns with the loading of the export vessel. This subsequently provides additional capacity under the limit of the contract. Amounts received in advance are unsecured, with interest paid quarterly on the outstanding amount at the Secured Overnight Financing Rate plus 2.4 per cent. The outstanding principal amount received in advance as at 30 June 2025 is US$29.4 million (2024: Nil) and is expected to be fully realised within the next twelve months. Sayona Annual Report 2025 103

Notes to the Financial Statements

19. Interest Bearing Liabilities (continued)

(b) Non-convertible redeemable cumulative preference shares

On 27 August 2021, as part of the acquisition of North American Lithium, the Group exchanged Investissement Québec's (IQ) second ranking debt of C$63 million for twenty million non-convertible redeemable cumulative preference shares held by NAL at a par value of C$1.00 per share. The shares may be redeemed at the option of NAL or at the option of IQ, subject to satisfaction of various performance conditions.

On 24 June 2024, IQ agreed to extend the delivery date of a feasibility study condition from 1 September 2024 to 1 December 2024. On 29 November 2024, IQ agreed to extend the delivery date of this condition to 1 April 2025. On 31 March 2025, IQ agreed to extend the delivery date of this condition to 1 July 2025. On 27 June 2025, IQ agreed to extend the delivery date of this condition to 28 August 2025. On 25 August 2025, IQ further agreed to extend the delivery date of this condition to 19 September 2025.

The terms of the preference shares are detailed below:

- interest is accrued or paid at 5 per cent per annum, except for the period from 1 September 2024 to 19 September 2025 in which interest is accrued or paid at 16.25 per cent per annum;
- the shares cannot be converted to equity at any time;
- preference shareholders are not entitled to dividends or to vote at shareholder meetings;
- redemption commences in accordance with the NAL Constitution and Governance Agreement once the mine is in commercial operation and the redemption term is up to ten years after the first anniversary of the issue of these shares; and
- in the event of default, liquidation, or receivership, IQ rank before the ordinary shareholders in priority.

The preference shares are recorded at issue price plus accrued interest. Given the nature and conditions impacting on potential redemption terms, the fair value assigned to the preference shares is their face value.

20. Leases

The nature of the Group's leases predominantly relates to assets and equipment supporting the operations in line with the Group's principal activities, as well as real estate in the form of office premises. Lease terms range from three to five years. Lease contracts are negotiated on an individual basis and contain a wide range of terms and conditions.

(a) Amounts recognised in the Consolidated Statement of Financial Position

The Consolidated Statement of Financial Position includes the following amounts relating to leases:

	2025 $'000	2024 $'000
Right-of-use assets recognised in property, plant and equipment		
Land and buildings		
Cost	**1,504**	1,483
Accumulated depreciation and impairment	**(990)**	(709)
Net book value	**514**	774
Plant and equipment		
Cost	**7,255**	7,121
Accumulated depreciation and impairment	**(6,372)**	(2,967)
Net book value	**883**	4,154
Total right-of-use assets	**1,397**	4,928
Lease liabilities		
Land and buildings – current	**414**	373
Land and buildings – non-current	**90**	496
Plant and equipment – current	**2,160**	2,425
Plant and equipment – non-current	**–**	2,121
Total lease liabilities	**2,664**	5,415

There were no right-of-use asset additions during the year (2024: $1.8 million).

Sayona Annual Report 2025
104

Notes to the Financial Statements 20. Leases (continued) (b) Amounts recognised in the Consolidated Statement of Profit or Loss The Consolidated Statement of Profit or Loss includes the following amounts relating to leases: 2025 $’000 2024 $’000 Depreciation of right-of-use assets 2,749 2,795 Impairment of right-of-use assets (1) 923 – Interest on lease liabilities 409 678 (1) Refer to Note 14 for details on impairment and write down of non-financial assets. (c) Amounts recognised in the Consolidated Statement of Cash Flows The Consolidated Statement of Cash Flows includes the following amounts relating to leases: 2025 $’000 2024 $’000 Total cash outflow for leases 3,226 3,280 Recognition and measurement At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. All contracts that are classified as short-term leases (leases with a remaining lease term of twelve months or less) and leases of low value assets are recognised as an operating expense on a straight-line basis over the term of the lease. Right-of-use assets If a lease is present, a right-of-use asset and corresponding lease liability is recognised at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and estimated future restoration costs, less any lease incentives received. The right-of-use asset is subsequently measured at cost less accumulated depreciation, impairment charges and any adjustments for remeasurement of the lease liability. Right-of-use assets are depreciated over the term of the lease or useful life of the underlying asset, whichever is the shortest. Where a lease transfers ownership of the underlying asset or the cost of the right-of-use asset indicates the Group is likely to exercise a purchase option, the specific asset is depreciated over the useful life of the underlying asset. Right-of-use assets are recognised in property, plant and equipment in the Consolidated Statement of Financial Position. Lease liabilities Lease liabilities are recognised within interest bearing liabilities in the Consolidated Statement of Financial Position. The lease liability is initially measured at the present value of the lease payments still to be paid at commencement date. Lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate. The lessee’s incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment and with similar terms, conditions and security. The lease liability is subsequently adjusted to reflect the outstanding interest and any remeasurements to the lease liability, including a change in future lease payments arising from a change in rate or index, a change in the Group’s estimate of the amount expected to be payable under a residual guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying value of the right-of-use asset, or is recorded in the Consolidated Statement of Profit or Loss if the carrying value of the right-of-use asset has been reduced to nil. Sayona Annual Report 2025 105

Notes to the Financial Statements 21. Financial Income and Expenses 2025 $’000 2024 $’000 Financial income Interest on bank accounts 4,288 7,668 Net foreign exchange gains 236 – Total financial income 4,524 7,668 Financial expenses Discounting on provisions and other liabilities (409) (1,380) Interest on lease liabilities (406) (727) Interest on preference shares (3,650) (1,209) Net foreign exchange losses – (470) Other financial expenses (417) (260) Total financial expenses (4,882) (4,046) Net financial income/(expense) (358) 3,622 22. Other Financial Assets 2025 $’000 2024 $’000 Investments in listed entities Consolidated Lithium Metals Inc. 1,007 740 Total other financial assets 1,007 740 Comprising: Current – – Non-current 1,007 740 Recognition and measurement The Group has elected at initial recognition to classify equity investments as financial assets at fair value through other comprehensive income (FVOCI). The equity securities are not held for trading and are strategic investments for which the Group considers this classification to be more appropriate. Changes in fair value are accumulated in a separate reserve within equity. On derecognition of an equity investment which was elected to be classified at fair value through other comprehensive income, the cumulative gain or loss previously accumulated in the investment’s revaluation reserve is transferred directly to retained earnings. The fair value of the Group’s financial assets at FVOCI is estimated based on quoted market prices at the reporting date and classified as Level 1 on the fair value hierarchy as detailed in Note 23 (d). Sayona Annual Report 2025 106

Notes to the Financial Statements 23. Financial Instruments and Risk Management The Group is exposed to market, liquidity and credit risk through its financial instruments. The main purpose of these financial instruments is to fund the principal activities of the Group. The Board has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board meets on a regular basis to analyse exposure and evaluate risk management strategies in the context of the most recent economic conditions and forecasts. The Board has established the Audit and Risk Committee to assist the Board in monitoring and reviewing any matters of significance affecting financial reporting and compliance, including sustainability objectives, environmental and community obligations, ethical standards, codes of conduct and compliance procedures. The Audit and Risk Committee reports regularly to the Board on its activities. The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations. Management is responsible for developing and monitoring the Group’s risk management policies. The Audit and Risk Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. Recognition and measurement Initial recognition and measurement Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions to the instrument. For financial assets, this is the date that the Group commits itself to either the purchase or sale of the asset (i.e. trade date accounting is adopted). Financial instruments are initially measured at fair value plus transaction costs, except where the instrument is classified at fair value through profit or loss, in which case transaction costs are expensed to profit or loss immediately. Subsequent measurement (i) Subsequent measurement of financial assets Financial assets are subsequently measured at amortised cost. Measurement is based on two primary criteria: • the contractual cash flow characteristics of the financial asset; and • the business model for managing the financial assets. A financial asset that meets the following conditions is subsequently measured at amortised cost: • the financial asset is managed solely to collect contractual cash flows; and • the contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates. (ii) Subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortised cost using the effective interest method. The effective interest method is a method of calculating the amortised cost of a debt instrument and allocating interest expense in profit or loss over the relevant period. The effective interest rate is the internal rate of return of the financial asset or liability. That is, the rate that exactly discounts the estimated future cash flows through the expected life of the instrument to the net carrying value at initial recognition. Impairment The Group recognises a loss allowance for expected credit losses, using the simplified approach under AASB 9 Financial Instruments, which requires the recognition of lifetime expected credit loss at all times. Sayona Annual Report 2025 107

Notes to the Financial Statements 23. Financial Instruments and Risk Management (continued) Derecognition Derecognition refers to the removal of a previously recognised financial asset or financial liability from the Consolidated Statement of Financial Position. (i) Derecognition of financial assets A financial asset is derecognised when the holder's contractual rights to its cash flows expire, or the asset is transferred in such a way that all the risks and rewards of ownership are substantially transferred. All of the following criteria need to be satisfied for derecognition of a financial asset: • the right to receive cash flows from the asset has expired or been transferred; • all risk and rewards of ownership of the asset have been substantially transferred; and • the Group no longer controls the asset (i.e. the Group has no practical ability to make a unilateral decision to sell the asset to a third party). On derecognition of a financial asset measured at amortised cost, the difference between the asset's carrying value and the sum of the consideration received and receivable is recognised in profit or loss. (ii) Derecognition of financial liabilities A liability is derecognised when it is extinguished (i.e. when the obligation in the contract is discharged, cancelled or expires). An exchange of an existing financial liability for a new one with substantially modified terms, or a substantial modification to the terms of a financial liability is treated as an extinguishment of the existing liability and recognition of a new financial liability. The difference between the carrying value of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss. (a) Market risk Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises interest rate risk, foreign currency risk, commodity price risk, provisionally priced commodity sales and other price risk, such as equity price risk. The objective of market risk management is to manage market risk exposures to protect profitability and return on assets. (i) Interest rate risk The Group is exposed to interest rate risk on its cash and cash equivalents, other assets and interest bearing liabilities from the possibility that changes in interest rates will affect future cash flows or the fair value of financial instruments. The Group’s net exposure to interest rate risk at the reporting date is as follows: 2025 $’000 2024 $’000 Financial assets Cash and cash equivalents 72,290 90,624 Other assets 16,340 18,530 Financial liabilities Interest bearing liabilities (44,955) – Net exposure 43,675 109,154 Sensitivity analysis The following table demonstrates the sensitivity to a 100 basis point change in interest rates, with all other variables remaining constant: Effect on profit after tax 2025 $’000 Effect on profit after tax 2024 $’000 +100 basis point change in interest rates 306 764 -100 basis point change in interest rates (306) (764) Sayona Annual Report 2025 108

Notes to the Financial Statements

23. Financial Instruments and Risk Management (continued)

(a) Market risk (continued)

(ii) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group operates internationally and is exposed to foreign currency risk arising from currency movements, primarily in respect of transactions and instruments in Canadian and United States (US) dollars. No derivative financial instruments are employed to mitigate the exposed risks.

The Group's net exposure to foreign currency risk (in Australian dollars) at the reporting date is as follows:

	Canadian dollar risk exposure 2025 $'000	Canadian dollar risk exposure 2024 $'000	**US dollar risk exposure 2025 $'000**	US dollar risk exposure 2024 $'000
Financial assets				
Cash and cash equivalents	**1**	22,637	**21,703**	6,290
Trade and other receivables	**–**	155	**29,012**	6,209
Other assets	**–**	–	**3,880**	5,940
Financial liabilities				
Trade and other payables	**(2)**	–	**(9,305)**	(6,464)
Interest bearing liabilities	**–**	–	**(47,115)**	(4,546)
Other liabilities	**–**	–	**(7,608)**	(12,007)
Net exposure	**(1)**	22,792	**(9,433)**	(4,578)

Sensitivity analysis

Based on the Group's net financial assets and liabilities as at 30 June, a weakening of the Australian dollar against these currencies as illustrated in the table below, with all other variables held constant, would have the following effect on the Group's profit or loss after tax:

	Effect on profit after tax 2025 $'000	Effect on profit after tax 2024 $'000
5 per cent movement in Canadian dollar	**–**	(798)
5 per cent movement in United States dollar	**330**	160

(iii) Commodity price risk

Contracts for the sale and physical delivery of commodities are executed whenever possible on a pricing basis intended to achieve a relevant index target. Where pricing terms deviate from the index, the Group may choose to use derivative commodity contracts to realise the index price.

Contracts for the physical delivery of commodities are not typically financial instruments and are not recognised in the Consolidated Statement of Financial Position.

(iv) Provisionally priced commodity sales and purchases contracts

Provisionally priced sales are those for which price finalisation, referenced to the relevant index and product grade, is outstanding at the reporting date. Provisional pricing mechanisms embedded within these sales have the character of a commodity derivative and are carried at fair value through profit or loss as part of trade receivables or trade creditors. Fair value movements on provisionally priced sale contracts are disclosed as other revenue in the Group's results. At 30 June 2025, the Group's exposure to the impact of movements in commodity prices on provisionally invoiced sales related to spodumene concentrate.

As at 30 June 2025, the Group had sold two shipments of spodumene concentrate totalling 46,872 dry metric tonnes (dmt) that were provisionally priced (2024: 27,400 dmt). The final price of these sales will be determined between July 2025 and October 2025. A 10 per cent change in the realised price of the commodity, with all other factors held constant, would increase or decrease profit or loss after tax by $4.6 million (2024: $2.5 million).

Sayona Annual Report 2025

109

Notes to the Financial Statements

23. Financial Instruments and Risk Management (continued)

(b) Liquidity risk

Liquidity risk is the risk that the Group may not be able to settle or meet its obligations as they fall due. This risk is managed by ensuring, to the extent possible, that there is sufficient liquidity in place, without incurring unacceptable losses or risking damage to the Group's reputation.

The entities in the Group are funded by a combination of cash generated by the Group's operations, long-term funding and intercompany loans provided by the Group. Long-term funding is primarily through equity sources.

Financial asset and financial liability maturity analysis
The following table shows an undiscounted contractual maturity analysis for financial assets and financial liabilities and reflects management's expectations with respect to realisation of financial assets and financial liabilities and timing of termination:

Year ended 30 June 2025	Weighted average interest rate %	1 year or less $'000	1 to 5 years $'000	More than 5 years $'000	Total $'000
Financial assets					
Cash and cash equivalents	3.49%	72,290	–	–	72,290
Trade and other receivables		23,451	–	–	23,451
Other financial assets		–	–	1,007	1,007
Other assets	2.14%	5,389	670	10,281	16,340
Total financial assets		101,130	670	11,288	113,088
Financial liabilities					
Trade and other payables		49,608	–	–	49,608
Interest bearing liabilities	16.00%	15,243	14,675	–	29,918
Lease liabilities	9.63%	2,697	90	–	2,787
Total financial liabilities		67,548	14,765	–	82,313
Net financial instruments		33,582	(14,095)	11,288	30,775

Year ended 30 June 2024					
Financial assets					
Cash and cash equivalents	4.34%	90,624	–	–	90,624
Trade and other receivables		11,877	–	–	11,877
Other financial assets		–	–	740	740
Other assets	2.50%	18,530	–	–	18,530
Total financial assets		121,031	–	740	121,771
Financial liabilities					
Trade and other payables		60,876	–	–	60,876
Interest bearing liabilities	5.00%	12,672	12,533	–	25,205
Lease liabilities	9.69%	3,200	2,738	–	5,938
Other liabilities		–	–	4,540	4,540
Total financial liabilities		76,748	15,271	4,540	96,559
Net financial instruments		44,283	(15,271)	(3,800)	25,212

(c) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. Credit risk arises from exposures to deposits with financial institutions, trade and other receivables and deposits. Management monitors credit risk by actively assessing the rating quality and liquidity of counterparties.

The Group's exposure to credit risk is concentrated, as sales are made to a limited number of customers. Accordingly, exposure to credit risk is influenced mainly by the individual characteristics of each customer. Mitigation methods are defined and implemented for counterparties to protect revenues, with a significant amount of the Group's sales of physical commodities occurring via secured payment terms including prepayments and letters of credit.

The Group's maximum exposure to credit risk at reporting date is $100.0 million (2024: $108.3 million), which includes $72.5 million (2024: $90.8 million) in cash and cash equivalents and other long-term fixed deposits held with major financial institutions with strong credit ratings.

Sayona Annual Report 2025
110

Notes to the Financial Statements 23. Financial Instruments and Risk Management (continued) (c) Credit risk (continued) Expected credit losses Impairment allowances are based on a forward-looking expected credit loss model. For trade receivables, the Group uses the simplified approach and recognises impairments based on the lifetime expected credit loss. For other receivables, the Group applies the general approach and recognises impairments based on a twelve-month expected credit loss. Individual customers are assigned an external credit rating, and an expected credit loss rate is calculated accordingly, which takes into account actual credit loss experience. (d) Fair values The Group measures some of its assets and liabilities at fair value on either a recurring or non-recurring basis after initial recognition, depending on the requirements of the applicable Accounting Standard. Fair value is the price the Group would receive to sell an asset or would pay to transfer a liability in an orderly (i.e. unforced) transaction between independent, knowledgeable and willing market participants at the measurement date. The fair value of cash and cash equivalents and non-interest bearing financial assets and liabilities reasonably approximate their carrying values. The aggregate fair values and carrying values of financial assets and liabilities are disclosed in the Consolidated Statement of Financial Position. Fair values are materially in line with carrying values. Fair value measurement The carrying value of financial assets and liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial assets or liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on the Group’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates. The Group applies the following hierarchy for financial assets and liabilities carried at fair value: Fair value hierarchy Valuation inputs Level 1 Based on unadjusted quoted prices in active markets for identical financial assets and liabilities. Level 2 Based on inputs other than quoted prices included within Level 1 that are observable for the financial asset or liability, either directly (i.e. as unquoted prices) or indirectly (i.e. derived from prices). Level 3 Based on inputs not observable in the market using appropriate valuation models, including discounted cash flow modelling. The following table shows the fair value of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information of financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value. At 30 June 2025 Level 1 $’000 Level 2 $’000 Level 3 $’000 Total $’000 Other financial assets designated at FVOCI 1,007 – – 1,007 Trade and other receivables – 157 – 157 Total 1,007 157 – 1,164 At 30 June 2024 Other financial assets designated at FVOCI 740 – – 740 Trade and other payables – (6,505) – (6,505) Total 740 (6,505) – (5,765) Sayona Annual Report 2025 111

Notes to the Financial Statements 23. Financial Instruments and Risk Management (continued) (d) Fair values (continued) The following table shows the valuation techniques used in measuring Level 2 fair values for financial instruments in the Consolidated Statement of Financial Position, as well as the significant unobservable inputs used: Type Valuation technique Significant unobservable inputs Inter-relationship between significant unobservable inputs and fair value measurement Other receivables – provisional pricing adjustments Market-based pricing Market-based pricing indices The estimated fair value would decrease (increase) if the market-based pricing were lower (higher). Other payables – provisional pricing adjustments Market-based pricing Market-based pricing indices The estimated fair value would increase (decrease) if the market-based pricing were lower (higher). For financial instruments carried at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by reassessing categorisation at the end of each reporting period. There were no transfers between levels of the hierarchy during the year. (e) Changes in liabilities from financing activities The movement in the Group’s liabilities from financing activities during the year is as follows: Year ended 30 June 2025 Interest bearing liabilities $’000 Preference shares $’000 Lease liabilities $’000 Total $’000 At the beginning of the financial year – 25,205 5,415 30,620 Cash movements 558 – (3,226) (2,668) Other non-cash movements 24 4,145 475 4,644 At the end of the financial year 582 29,350 2,664 32,596 Year ended 30 June 2024 At the beginning of the financial year 112 24,849 6,253 31,214 Cash movements (112) – (3,280) (3,392) Other non-cash movements – 356 2,442 2,798 At the end of the financial year – 25,205 5,415 30,620 Sayona Annual Report 2025 112

Notes to the Financial Statements 24. Share Capital Ordinary shares Ordinary shares are classified as equity. Transaction costs (net of tax, where the deduction can be utilised) arising on the issue of ordinary shares are recognised in equity as a reduction of the share proceeds received. Where share application monies have been received but the shares have not been issued, these monies are shown as a payable in the Consolidated Statement of Financial Position. The movement in fully paid ordinary shares during the year is as follows: 2025 No. shares 2024 No. shares 2025 $’000 2024 $’000 Share capital At the beginning of the financial year 10,293,296,014 10,039,138,024 795,773 756,744 Shares issued 1,250,000,000 244,157,990 40,000 37,399 Transaction costs associated with share issues – – (2,055) (120) Transfers and other movements (1) (250,000,000) 10,000,000 – 1,750 At the end of the financial year 11,293,296,014 10,293,296,014 833,718 795,773 Treasury shares At the beginning of the financial year – – – – Shares purchased by Employee Share Plan Trustee – – – – Employee share awards vested – – – – Transfers and other movements (1) 250,000,000 – – – At the end of the financial year 250,000,000 – – – (1) On 29 October 2019, the Company entered into an At-the-Market Subscription Agreement (ATM) (previously referred to as a Controlled Placement Agreement) with Acuity Capital. As security for the ATM, Acuity Capital held 250,000,000 ordinary fully paid shares in Sayona Mining Limited (“Collateral Shares”). On 6 January 2025, the Group announced the termination of the ATM, with the Collateral Shares transferred at zero cost from Acuity Capital to the Company’s Employee Share Plan Trustee, where they will be held to meet the future vesting of employee share awards. Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholders' meetings, each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands. The Company does not have authorised capital or par value in respect of its issued shares. (a) Significant share issues during the year On 29 November 2024, the Group completed a fully underwritten placement to institutional investors, resulting in the issuance of 1,250,000,000 fully paid ordinary shares at an issue price of $0.032 per share for aggregate gross proceeds of $40.0 million. Options Options are classified as equity and issue proceeds are taken up in the share based payments reserve. Transaction costs (net of tax, where the deduction can be utilised) arising on the issue of options are recognised in equity as a reduction of the option proceeds received. The movement in options during the year is as follows: Unlisted options 2025 No. options 2024 No. options At the beginning of the financial year 12,234,482 42,234,482 Granted during the year – 10,000,000 Exercised during the year – (40,000,000) Forfeited / lapsed during the year (10,000,000) – At the end of the financial year 2,234,482 12,234,482 Capital management policy The Group has been funded predominantly by equity up to the date of this report. Management controls the capital of the Group with the aim of creating long-term shareholder value and ensuring the Group can fund its operations and continue as a going concern. The Group’s capital is managed by assessing the Group’s financial risks and adjusting its capital structure in response to changes in these risks and market conditions. None of the Group’s entities are currently subject to externally imposed capital requirements. In addition, there were no changes in the Group’s approach to capital management during the year. Sayona Annual Report 2025 113

Notes to the Financial Statements 25. Reserves Year ended 30 June 2025 Financial asset reserve $’000 Foreign currency translation reserve $’000 Share based payments reserve $’000 Total $’000 At the beginning of the financial year (1,739) (10,843) 591 (11,991) Financial assets at fair value through other comprehensive income 34 – – 34 Foreign exchange differences on translation of foreign operations – 8,843 – 8,843 Share based payments – – 2,645 2,645 Transfers and other movements – – (300) (300) At the end of the financial year (1,705) (2,000) 2,936 (769) Year ended 30 June 2024 At the beginning of the financial year (1,544) 8,327 5,990 12,773 Financial assets at fair value through other comprehensive income 3,827 – – 3,827 Foreign exchange differences on translation of foreign operations – (19,170) – (19,170) Share based payments – – (237) (237) Transfers and other movements (4,022) – (5,162) (9,184) At the end of the financial year (1,739) (10,843) 591 (11,991) Financial asset reserve The financial asset reserve represents the revaluation of financial assets recognised at fair value through other comprehensive income (FVOCI). The Group transfers amounts from this reserve to retained earnings when the relevant equity securities are derecognised. Foreign currency translation reserve Exchange differences arising on translation of foreign operations are recognised in Consolidated Statement of Comprehensive Income and accumulated in a separate reserve within equity. The cumulative amount is transferred to the Consolidated Statement of Profit or Loss on disposal of the foreign operation. Share based payments reserve The share based payments reserve represents the fair value of share based payments provided to both employees and non-employees. Refer to Note 30 for details on share based payments. Sayona Annual Report 2025 114

Notes to the Financial Statements

Group and Related Party Information

This section contains information on the structure and related parties of the Group and how it affects the financial performance and position of the Group.

26. Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists where the Company is exposed or has rights to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Company has power over the subsidiary when it has existing rights to direct the relevant activities of the subsidiary which are those which significantly affect the subsidiary's returns. The financial statements of subsidiaries are included in the consolidated financial statements for the period they are controlled.

The subsidiaries of the Group at the reporting date are as follows:

Subsidiaries	Country of incorporation	Principal activity	Ownership interest 2025 %	Ownership interest 2024 %
9474-9454 Québec Inc.	Canada	Exploration	**100**	100
North American Lithium Inc. (1)	Canada	Lithium mining and processing	**75**	75
Sayona East Kimberley Pty Ltd	Australia	Exploration	**100**	100
Sayona Inc.	Canada	Administrative, management and support services	**100**	100
Sayona International Pty Ltd	Australia	Investment holding company	**100**	100
Sayona Lithium Pty Ltd	Australia	Exploration	**100**	100
Sayona North Inc.	Canada	Exploration	**100**	100
Sayona Québec Inc. (1)	Canada	Investment holding company	**75**	75
Shock MergeCo Inc. (2)	United States	Investment holding company	**100**	–

(1) Non-controlling ownership interest of 25 per cent is held by Piedmont Lithium Québec Holdings Inc.
(2) Shock MergeCo Inc. was incorporated on 14 November 2024.

27. Interests in Joint Arrangements

The Group's interests in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Joint arrangements represent the contractual sharing of control between two or more parties in a business venture where decisions about the relevant activities of the arrangement (those that significantly affect the returns of the business venture) require the unanimous consent of the parties sharing control.

The Group has interests in the following joint arrangements at reporting date:

Project	Country	Counterparty	Ownership interest 2025 %	Ownership interest 2024 %
Moblan Lithium Project (1)	Canada	Investissement Québec	**60**	60
Morella Lithium Joint Venture (2)	Australia	Morella Corporation Limited	**49**	49
Vallée Lithium Project (3)	Canada	Consolidated Lithium Metals Inc.	**25**	25

(1) On 15 October 2021, the Group acquired a 60 per cent interest in the Moblan Lithium Project, a drilling deposit host to high grade spodumene mineralisation. The project is 40 per cent owned by Investissement Québec.
(2) On 27 November 2022, Morella Corporation Limited satisfied the requirements under the Earn-In Agreement relating to several Pilbara tenements with lithium rights located in the Pilgangoora district in Western Australia, Australia. Under the agreement, Morella Corporation Limited was required to spend $1.5 million on exploration within three years in order to earn a 51 per cent interest in the project. The Joint Venture Agreement was executed on 15 July 2024.
(3) On 14 December 2023, North American Lithium Inc. satisfied a requirement under the Earn-In Agreement relating to the assets and mineral rights of the Vallée Lithium Project located in Québec, Canada. Under the agreement, North American Lithium Inc. was required to spend C$4.0 million on exploration within a twelve-month period to earn a 25 per cent interest in the project.

The above interests represent arrangements in which the parties maintain direct interests in each asset, and obligations for the liabilities, relating to the arrangement. The Group's interest in the assets and liabilities, revenue and expenses of joint operations are included in the respective line items of the consolidated financial statements.

Sayona Annual Report 2025
115

Notes to the Financial Statements

28. Related Party Transactions

The Group's related parties are predominantly subsidiaries, associates and joint ventures, and key management personnel of the Group. Transactions between the parent entity and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

(a) Parent entity

The ultimate parent entity of the Group is Sayona Mining Limited, which is incorporated and domiciled in Australia.

The registered office of the Company is Level 28, 10 Eagle Street, Brisbane QLD 4000.

(b) Subsidiaries, associates and joint ventures

The Group's interests in subsidiaries, associates and joint ventures are disclosed in Note 26 and Note 27.

(c) Key management personnel compensation

	2025 $	2024 $
Short-term employee benefits	**3,272,715**	2,335,980
Post-employment benefits	**139,728**	83,408
Termination benefits	**–**	1,319,252
Share based payments	**1,877,767**	–
Total key management personnel compensation	**5,290,210**	3,738,640

Further information is provided in the Remuneration Report on pages 53 to 72.

(d) Key management personnel transactions

Excluding the compensation of key management personnel above, there were no transactions with key management personnel during the reporting period (2024: Nil).

(e) Transactions with related parties

	Associates		Joint ventures	
	2025 $	2024 $	2025 $	2024 $
Transactions with related parties				
Sales of goods and services	**–**	–	**150,277,559**	90,743,166
Purchases of goods and services	**(329,198)**	–	**–**	–
Net increase (decrease) in other amounts owing with related parties	**–**	127,203	**–**	–
Proceeds from related parties (excluding sales of goods and services)	**–**	–	**10,373,659**	24,419,533

	Associates		Joint ventures	
	2025 $	2024 $	2025 $	2024 $
Outstanding balances with related parties				
Sales of goods and services	**–**	–	**13,984,216**	6,099,941
Purchases of goods and services	**(80,827)**	–	**(670,403)**	–
Net increase (decrease) in other amounts owing with related parties	**–**	(44,333)	**–**	(658,013)

On 9 January 2021, the Group entered into a Spodumene Concentrate Purchase Agreement ("the Agreement") with Piedmont Lithium Carolinas, Inc., a wholly owned subsidiary of Piedmont Lithium Inc., for the annual supply of 50 per cent or 113,000 dry metric tonnes of spodumene concentrate production from North American Lithium, whichever is greater. The price paid by Piedmont for the supply of spodumene concentrate is equivalent to an average CIF China market price (in United States dollars) for 6.0 per cent Li_2O spodumene concentrate on a dry basis, with a minimum price of US$500 per tonne and a maximum price of US$900 per tonne on a delivered basis. The term of the Agreement is the life of mine of North American Lithium.

All other transactions between related parties are at market prices or on normal commercial terms, no more favourable to the Group than those arranged with third parties.

Sayona Annual Report 2025

116

Notes to the Financial Statements

Other Disclosures

This section contains other information that must be disclosed to comply with accounting standards and other pronouncements but is not considered critical in understanding the financial performance or position of the Group.

29. Auditor's Remuneration

During the year, the following fees were paid or payable for services provided by the auditor or its related practices:

	2025 $	2024 $
Ernst & Young (Australia) – current auditor (1)		
Audit and review of financial statements	**509,500**	–
Other assurance services – post-appointment (2)	**430,000**	–
Other services – post-appointment (3)	**25,000**	–
Other services – pre-appointment (4)	**210,000**	–
Overseas member firms of Ernst & Young (Australia) (5)		
Other services – post-appointment (6)	**140,393**	–
Other services – pre-appointment (7)	**1,051,346**	–
Moore Australia Audit (QLD) Pty Ltd (formerly Nexia Brisbane Audit Pty Ltd) – previous auditor (1)		
Audit and review of financial statements	**–**	395,300
Other assurance services	**–**	2,300
Total auditor's remuneration	**2,366,239**	397,600

(1) The appointment of Ernst & Young as the Group's auditor was approved by shareholders at the Annual General Meeting on 28 November 2024. The Australian Securities and Investments Commission formally consented to the resignation of Moore Australia Audit (Qld) Pty Ltd as the Group's auditor on 25 November 2024.
(2) The amount reported relates to other assurance services associated with the proposed merger of Piedmont and Sayona. As the merger was announced on 19 November 2024, these services were provided post-appointment of Ernst & Young as the Group's auditor.
(3) The amount reported relates to other taxation services associated with the proposed merger of Piedmont and Sayona, which were provided post-appointment of Ernst & Young as the Group's auditor.
(4) The amount reported relates to tax due diligence services associated with the proposed merger of Piedmont and Sayona, which were provided pre-appointment of Ernst & Young as the Group's auditor.
(5) As a consequence of the appointment of Ernst & Young as the Group's auditor, the Audit and Risk Committee also tendered the Group's global tax compliance and advisory services. This tender process resulted in the resignation of Ernst & Young as the Group's global tax services provider, with KPMG appointed on 24 January 2025.
(6) The amount reported relates to Canadian tax compliance services which were provided post-appointment of Ernst & Young as the Group's auditor, with the majority of these services currently in the process of being transitioned to KPMG.
(7) The amount reported consists of $746,913 relating to tax due diligence and other taxation services associated with the proposed merger of Piedmont and Sayona and $304,433 relating to taxation advice and other tax compliance services, all of which were provided pre-appointment of Ernst & Young as the Group's auditor.

30. Share Based Payments

The Group had the following share based payment arrangements in place as at 30 June 2025:

Awards	Recipients	Outstanding awards
Recurring		
Deferred Short-Term Incentive Plan (1)	Executive KMP and eligible employees	FY24, FY25
Employee Share Plan (2)	Eligible employees	FY25
Long-Term Incentive Plan (3)	Executive KMP and eligible employees	FY25
Non-recurring		
Transitional Management Incentive Plan (4)	Executive KMP and eligible employees	FY24

(1) Awards granted on 28 November 2024, with vesting subject to service conditions only as performance conditions are assessed in the measurement period.
(2) Awards granted on 31 December 2024, with vesting subject to service conditions only.
(3) Awards granted on 28 November 2024, with vesting subject to performance and service conditions.
(4) Awards granted on 31 December 2024, with vesting subject to service conditions only.

All equity awards are issued for nil consideration and take the form of rights to receive one ordinary share in Sayona Mining Limited for each right granted, subject to performance and/or service conditions being met. All employees are granted rights on the ASX. Performance conditions include total shareholder return relative to a global comparator group of peers. Further information on the vesting conditions of rights granted is disclosed in the Remuneration Report.

Equity awards do not confer any dividend or voting rights until they convert into ordinary shares at vesting, nor do they confer any rights to participate in a share issue. No equity awards are eligible for a Dividend Equivalent Payment.

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117

Notes to the Financial Statements 30. Share Based Payments (continued) (a) Description of share based payment arrangements Employee Share and Option Plan On 16 November 2022, the Group established an Employee Share and Option Plan which enables the grant of equity rights and options to key management personnel, senior management and other eligible employees. Invitation to participate in the plan is at the absolute discretion of the Board. The key terms and conditions related to grants under the plan are as follows: • the Board retains discretion to make decisions on the plan and set or amend terms and conditions; and • the vesting of equity rights and options will be conditional on the satisfaction of all vesting conditions attaching to the equity rights and options. (i) Recurring share based payment arrangements The equity awards listed below are subject to the general conditions noted above and may be granted annually, subject to approval by shareholders at the Annual General Meeting for awards to the Managing Director and Chief Executive Officer and by the Board of Directors for all other awards to eligible employees. Deferred Short-Term Incentive Plan The Deferred Short-Term Incentive Plan is the Group’s short-term incentive plan for the Executive Leadership Team and other eligible employees below the Executive Leadership Team. Awards are granted annually to eligible employees. Awards granted under the FY24 Deferred Short-Term Incentive Plan and FY25 Deferred Short-Term Incentive Plan will vest in October 2025 and October 2026 respectively, subject to participants remaining employed by the Group. Long-Term Incentive Plan The Long-Term Incentive Plan is the Group’s long-term incentive plan for the Executive Leadership Team and other eligible employees below the Executive Leadership Team. Awards are granted annually to eligible employees. Awards granted under the FY25 Long-Term Incentive Plan are subject to performance and service conditions being satisfied over a three (3) year measurement period from 1 July 2024 to 30 June 2027, with vesting to occur at the end of the measurement period. Employee Share Plan The Employee Share Plan is the Group’s share plan for employees not eligible to participate in the Deferred Short-Term Incentive Plan or Long-Term Incentive Plan. Awards are granted annually to eligible employees. Awards granted under the FY25 Employee Share Plan will vest over two tranches in January 2026 and January 2027 respectively, subject to participants remaining employed by the Group. (ii) Transitional share based payment arrangements The equity awards listed below are subject to the general conditions noted above and are either one-off or will not be granted on an ongoing basis. Transitional Management Incentive Plan The Transitional Management Incentive Plan is a one-off grant made to eligible employees to satisfy contractual employment obligations in place prior to implementation of the recurring share based payment arrangements noted above. Awards granted under the FY24 Transitional Management Incentive Plan will vest over two tranches in January 2026 and March 2026 respectively, subject to participants remaining employed by the Group. (b) Employee Share Plan Trust The Sayona Mining Limited Employee Share Plan Trust (the Trust) is a discretionary trust for the benefit of employees of Sayona Mining Limited and its subsidiaries. The trustee of the Trust (CPU Share Plans Pty Limited) is an independent company, resident in Australia. Generally, the Trust uses funds provided by Sayona Mining Limited to acquire shares to enable awards to be made or satisfied under the Group’s employee share plans. Shares may be acquired by purchase in the market or by subscription at no less than market value on the date on which the shares are issued to the trustee. Sayona Annual Report 2025 118

Notes to the Financial Statements

30. Share Based Payments (continued)

(c) Measurement of fair values

Share based payments to employees are measured at the fair value of the instruments issued. Share based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if the fair value of the goods or services received cannot be reliably measured, and are recorded at the date the goods or services are received.

The fair value at grant date of equity-settled share awards is charged to the Consolidated Statement of Profit or Loss, net of tax, over the period for which the benefits of employee services are expected to be derived. The corresponding accrued employee entitlement is recorded in the share based payments reserve.

Where awards are forfeited because non-market-based vesting conditions are not satisfied, the expense previously recognised is proportionally reversed. If awards do not vest due to a market-based performance condition not being met, the expense is recognised in full and the share based payments reserve is released to retained earnings. Where shares in Sayona Mining Limited are acquired by on-market purchases prior to settling the vested entitlement, the cost of the acquired shares is carried as treasury shares and deducted from equity. Where awards are satisfied by delivery of acquired shares, any difference between their acquisition cost and the cumulative remuneration expense recognised is charged directly to retained earnings, net of tax.

The fair value of retention and other non-market-based equity rights (i.e. Deferred Short-Term Incentive Plan, Employee Share Plan, Transitional Management Incentive Plan, and equity-settled services) is measured using the Black Scholes methodology, which is based on the Black-Scholes-Merton model. This methodology considers the following:

- Expected life of the award;
- Current market price of the underlying shares;
- Expected volatility;
- Expected dividends; and
- Risk-free interest rate.

The fair value of market-based equity rights (i.e. Long-Term Incentive Plan) is measured using the Monte Carlo methodology, which is based on the Binomial Option Pricing model. This methodology considers the following:

- Expected life of the award;
- Current market price of the underlying shares;
- Expected volatility (of the individual company and each peer group);
- Expected dividends;
- Risk-free interest rate; and
- Market-based performance hurdles.

The expected volatility for all rights issued is based on the historical share price volatility of the Group at each respective grant date.

The inputs used in the measurement of the fair values at grant date of the Group's share based payment arrangements were as follows:

Year ended 30 June 2025	Fair value at grant date $	Share price at grant date $	Expected volatility %	Expected Life (in years)	Risk-free interest rate based on government bonds %
Recurring					
FY24 Deferred Short-Term Incentive Plan	0.0320	0.0320	85	0.92	4.145
FY25 Deferred Short-Term Incentive Plan	0.0320	0.0320	80	1.92	3.957
FY25 Employee Share Plan	0.0270	0.0270	80	1.00 – 2.00	3.849 – 4.002
FY25 Long-Term Incentive Plan	0.0263	0.0320	80	2.76	3.923
Non-recurring					
FY24 Transitional Management Incentive Plan	0.0270	0.0270	80	1.00 – 1.25	3.937 – 4.002

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119

Notes to the Financial Statements

30. Share Based Payments (continued)

(d) Reconciliation of outstanding equity rights

None of the awards listed below have an exercise price or are exercisable at 30 June 2025.

	Equity rights at beginning of the year	Granted during the year	Vested during the year	Forfeited / lapsed during the year	Equity rights at end of the year
Recurring					
FY24 Deferred Short-Term Incentive Plan	–	3,409,320	–	–	**3,409,320**
FY25 Deferred Short-Term Incentive Plan	–	44,645,160	–	–	**44,645,160**
FY25 Employee Share Plan	–	84,909,080	–	(10,595,040)	**74,314,040**
FY25 Long-Term Incentive Plan	–	97,506,040	–	(2,201,680)	**95,304,360**
Non-recurring					
FY24 Transitional Management Incentive Plan	–	49,987,640	–	–	**49,987,640**
Total outstanding equity rights	–	280,457,240	–	(12,796,720)	**267,660,520**

(e) Reconciliation of outstanding options

	Equity rights at beginning of the year	Granted during the year	Exercised during the year	Forfeited / lapsed during the year	Equity rights at end of the year
Non-recurring					
Equity-settled services (1)	2,234,482	–	–	–	**2,234,482**
FY23 Transitional Management Incentive Plan (2)	10,000,000	–	–	(10,000,000)	**–**
Total outstanding options	**12,234,482**	**–**	**–**	**(10,000,000)**	**2,234,482**

(1) Outstanding equity-settled services relate to options granted to Jett Capital Advisors, LLC in respect of corporate advisory services undertaken for the Group. Options were granted on 28 November 2022 at an exercise price of $0.18125, expiring on 28 November 2025.

(2) The FY23 Transitional Management Incentive Plan relates to options granted to KMP on 17 July 2023 at an exercise price of $0.1500, expiring on 17 July 2024. All outstanding options were not exercised and subsequently lapsed on 17 July 2024.

Options do not confer any dividend or voting rights until they convert into fully paid ordinary shares. Each option is entitled to be converted into one ordinary share in Sayona Mining Limited.

(f) Expense recognised in profit or loss

The total share based payment expense recognised for the year ended 30 June 2025 was $2.6 million (2024: ($0.2) million, including a ($0.3) million reversal of unvested awards), which is included within 'Employee benefits expense' in Note 7.

31. Commitments

The following commitments exist at balance date but have not been brought to account:

	2025 $'000	2024 $'000
Capital expenditure commitments	**18,327**	14,799
Exploration expenditure commitments (1)	**731**	5,995
Other contractual commitments	**42,626**	27,224
Total commitments	**61,684**	48,018

(1) The Group must meet minimum expenditure commitments on granted exploration tenements to maintain those tenements in good standing. If the relevant tenement is relinquished, the expenditure commitment also ceases.

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Notes to the Financial Statements 32. Contingent Assets and Liabilities The Group’s operations are subject to complex legislative regimes, including various environmental laws and regulations. From time to time, there may be legal, regulatory or other potential claims that arise in the ordinary course of business against entities in the Group. The Group assesses any claims received and deals with them as required. The Group only recognises amounts as liabilities when they are probable, or as contingencies when they are less than probable but not remote, and only where a reliable estimate can be made. The Group is not aware of any material non-compliances or potential claims at the end of the reporting period that have not been recognised or disclosed. 33. Parent Entity Information (a) Summary financial information The individual financial statements for the parent entity, Sayona Mining Limited, include the following aggregate amounts: 2025 $’000 2024 $’000 Result of parent entity Loss after income tax (391,474) (45,970) Other comprehensive income – 5,307 Total comprehensive loss (391,474) (40,663) Financial position of parent entity Assets Current assets 43,277 75,905 Non-current assets 438,985 748,048 Total assets 482,262 823,953 Liabilities Current liabilities 5,400 16,551 Non-current liabilities 1,416 11,769 Total liabilities 6,816 28,320 Net assets 475,446 795,633 Equity Share capital 833,718 795,773 Reserves 3,735 862 Accumulated losses (362,007) (1,002) Total equity 475,446 795,633 (b) Parent entity guarantees The parent entity has not entered into any guarantees in the current or previous reporting period. (c) Contingent liabilities The parent entity had no material contingent liabilities at the end of the reporting period (2024: Nil). (d) Commitments The parent entity had no contractual or other commitments at the end of the reporting period (2024: Nil). Sayona Annual Report 2025 121

Notes to the Financial Statements

34. Restatement of Comparative Information

Adjustment to earnings per share upon termination of facility with Acuity Capital

On 29 October 2019, the Company entered into an At-the-Market Subscription Agreement (ATM) (previously referred to as a Controlled Placement Agreement) with Acuity Capital. The ATM provided the Group with up to $200 million of standby equity capital. As security for the ATM, Acuity Capital held 250,000,000 ordinary fully paid shares in Sayona Mining Limited ("Collateral Shares").

On 6 January 2025, the Group announced the termination of the ATM, with the Collateral Shares transferred at zero cost from Acuity Capital to the Company's Employee Share Scheme Trustee, where they will be held to meet the future vesting of employee share awards.

Upon termination of the facility, the Group conducted a review of its reporting obligations and identified the need to retrospectively adjust the calculation of earnings per share for the year ended 30 June 2024 to exclude the shares which have been transferred to the Company's Employee Share Scheme Trustee from the total weighted average number of ordinary shares in accordance with *AASB 133 Earnings per Share*.

The following table shows the impact of the adjustment on the weighted average number of ordinary shares and earnings per share calculations for the year ended 30 June 2024:

	Reported balance	Adjustment	Restated balance
Weighted average number of ordinary shares ('000)			
Basic earnings per share denominator	10,277,968	(250,000)	**10,027,968**
Ordinary share contingently issuable	–	–	**–**
Diluted earnings per share denominator	10,277,968	(250,000)	**10,027,968**
Earnings per share (cents)			
Basic	(0.99)	(0.02)	**(1.01)**
Diluted	(0.99)	(0.02)	**(1.01)**

35. Subsequent Events

The following events have arisen since the end of the reporting period:

Merger between Sayona Mining Limited and Piedmont Lithium Inc.

On 18 November 2024, Sayona Mining Limited, Shock MergeCo Inc., a wholly owned subsidiary of Sayona ("Merger Sub"), and Piedmont Lithium Inc. entered into a Merger Agreement to combine Sayona and Piedmont. The merger was approved by Sayona shareholders at the Company's Extraordinary General Meeting on 31 July 2025. Piedmont stockholders subsequently approved the merger at their Special Meeting on 23 August 2025 (Australian time). As such, subject to satisfaction of the remaining conditions, completion of the merger is scheduled to take place on 30 August 2025. Following completion of the merger, Piedmont Lithium Inc. will become a wholly owned subsidiary of Sayona, with Sayona being the surviving entity with a primary listing on the ASX and a secondary listing on the Nasdaq.

Conditional placement to Resource Capital Fund VIII L.P.

On 19 November 2024, the Group entered into a Subscription Agreement with Resource Capital Fund VIII L.P. (RCF) to raise approximately $69 million (before costs) through the issue of 2,156,250,000 ordinary shares in Sayona Mining Limited at an issue price of $0.0320 per ordinary share, subject to completion of the proposed merger with Piedmont Lithium Inc. ("Conditional Placement"). On 31 July 2025, Sayona shareholders approved the Conditional Placement to RCF. On 12 August 2025, the Company and RCF agreed to extend the Subscription Agreement until 31 December 2025. As part of the extension, RCF agreed to subscribe to a further 1,200,000,000 options ("New Options") to be issued in two tranches:

- The first tranche of options to be issued shall be such number of options that results in RCF holding a 9.99 per cent interest in the issued share capital of the Company (Tranche 1 Options); and
- Subject to obtaining all applicable regulatory approvals, the second tranche of options to be issued shall be such number of options that is 1,200,000,000 less the Tranche 1 Options (Tranche 2 Options).

The exercise price of the New Options is $0.0320, a 14 per cent premium to the closing share price on 11 August 2025 and the same price as the issue price under the Conditional Placement, and within the Company's existing placement capacity under ASX Listing Rule 7.1. If all New Options are exercised in full, the total value of the placement will be approximately $38 million.

No other matters or circumstances have arisen since the end of the reporting period that have significantly affected or may significantly affect the operations, results of operations or state of affairs of the Group in subsequent periods.

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Consolidated Entity Disclosure Statement

Consolidated Entity Disclosure Statement as at 30 June 2025

The following table sets out the disclosure requirements of subsection 295(3A) of the *Corporations Act 2001* in respect of Sayona Mining Limited and its controlled entities as at 30 June 2025:

		Body corporates		Tax residency	
Entity name	Body corporate, partnership or trust	Country of incorporation or formation	Percentage of share capital held (1)	Australian or foreign	Foreign jurisdiction
Sayona Mining Limited *	Body corporate	Australia	N/A	Australian	Canada (2)
Sayona East Kimberley Pty Ltd *	Body corporate	Australia	100%	Australian	N/A
Sayona International Pty Ltd *	Body corporate	Australia	100%	Australian	N/A
Sayona Lithium Pty Ltd *	Body corporate	Australia	100%	Australian	N/A
Sayona Mining Limited Employee Share Plan Trust	Trust	N/A	N/A	Australian	N/A
9474-9454 Québec Inc.	Body corporate	Canada	100%	Foreign	Canada
North American Lithium Inc.	Body corporate	Canada	75%	Foreign	Canada
Sayona Inc.	Body corporate	Canada	100%	Foreign	Canada
Sayona North Inc.	Body corporate	Canada	100%	Foreign	Canada
Sayona Québec Inc.	Body corporate	Canada	75%	Foreign	Canada
Shock MergeCo Inc.	Body corporate	United States	100%	Foreign	United States

* Sayona Mining Limited and its wholly owned Australian resident subsidiaries formed a tax consolidated group. Refer to Note 8 (g) for further details.

(1) Amounts reported reflect the percentage of issued share capital held directly or indirectly by Sayona Mining Limited.

(2) Sayona Mining Limited undertakes activity in Canada via a foreign branch.

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Sayona Annual Report 2025 124

Directors’ Declaration 1. In accordance with a resolution of the Directors of Sayona Mining Limited, we declare that in the opinion of the directors: a. The consolidated financial statements and notes of Sayona Mining Limited for the year ended 30 June 2025 are in accordance with the Corporations Act 2001, including: i. complying with Australian Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and ii. giving a true and fair view of the Group’s financial position as at 30 June 2025 and of its performance for the year ended on that date. b. There are reasonable grounds to believe that Sayona Mining Limited will be able to pay its debts as and when they become due and payable; and c. The consolidated entity disclosure statement required by 295(3A) of the Corporations Act, as disclosed on page 123 of this report, is true and correct. 2. This declaration has been made after receiving the declarations required to be made to the Directors in accordance with section 295A of the Corporations Act 2001 and the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations for the financial year ended 30 June 2025. On behalf of the Board Laurie Lefcourt Chair, Audit and Risk Committee 28 August 2025 Sayona Annual Report 2025 125

Independent Auditor’s Report to the members of Sayona Mining Limited Report on the audit of the financial report Opinion We have audited the financial report of Sayona Mining Limited (the Company) and its subsidiaries (collectively the Group), which comprises the consolidated statement of financial position as at 30 June 2025, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, notes to the financial statements, including material accounting policy information, the consolidated entity disclosure statement and the directors’ declaration. In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including: a. Giving a true and fair view of the consolidated financial position of the Group as at 30 June 2025 and of its consolidated financial performance for the year ended on that date; and b. Complying with Australian Accounting Standards and the Corporations Regulations 2001. Basis for opinion We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial report of the current year. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, but we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context. We have fulfilled the responsibilities described in the Auditor’s responsibilities for the audit of the financial report section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial report. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying financial report. A member firm of Ernst & Young Global Limited Sayona Liability limited by a scheme approved under Professional Standards Legislation Annual Report 2025 126

Impairment of North American Lithium Why significant How our audit addressed the key audit matter At 30 June 2025 the Group recognised a total before-tax impairment charge of $271.3 million in respect of its North American Lithium (“NAL”) cash generating unit (“CGU”). Australian Accounting Standards require the Group to assess, at the end of each reporting period, whether there is any indication that an asset or CGU may be impaired. If any such indication exists an entity shall estimate the recoverable amount of the asset or CGU. The Group determined impairment indicators existed at 30 June 2025 and undertook impairment testing for its CGUs. NAL’s recoverable amount was estimated using a discounted cash flow model. Forecasting cashflows involves accounting estimates and judgements and is affected by expected future performance and market conditions. The key forecast assumptions used in the Group’s impairment assessment, include commodity prices, foreign exchange rates, discount rates and future production are set out in in Note 14 to the financial report. We considered the impairment testing of the NAL CGU, the associated impairment charge and the related disclosures in the financial report to be a key audit matter. Impairment testing of North American Lithium We assessed the forecast cash flows and the reasonableness of key estimates, inputs and assumptions impacting the Group’s calculated recoverable amount. In conjunction with our valuation specialists, our procedures included: • Testing the mathematical accuracy of the discounted cash flow model. • Independently developing a reasonable range of forecast commodity prices and foreign exchange rates, based on a variety of reputable third-party forecasts and market data. We compared this range to the Group’s forecast commodity price and foreign exchange assumptions, to assess whether the Group’s assumptions were reasonable. • Independently developing a range of reasonable discount rates to assess whether the Group’s weight average cost of capital (“WACC”) applied to the NAL CGU was reasonable. • Analysing forecast operating and capital cost assumptions against historical performance, latest approved budgets and forecasts, long term asset plans and other information obtained throughout the audit. This included consideration of future production profiles, detailed below. • Considering the sensitivity of NAL’s recoverable amount to changes in key inputs, such as alternative spodumene prices and discount rates. Future production profiles An input to impairment assessment is NAL’s production forecasts, and its ore reserves and resources quantities. Our audit procedures considered the work of the Group’s external experts and included: • Reading the latest reserves and resources estimates. • Assessing the competence, capability and objectivity of the Group’s external experts involved in the estimation process and assessing their scope of work and methodology applied. • Understanding the reasons for changes in reserves and resources or the absence of changes, for consistency with other information that we obtained throughout the audit. • Reconciling future production profiles, to the latest reserves and resources estimates, current approved development budgets and historical operations. Disclosures in the financial report Assessed the adequacy of the disclosures in Note 14 to the financial report. Sayona Annual Report 2025 127

Information other than the financial report and auditor’s report thereon The directors are responsible for the other information. The other information comprises the information included in the Company’s 2025 annual report, but does not include the financial report and our auditor’s report thereon. Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon, with the exception of the Remuneration Report and our related assurance opinion. In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Responsibilities of the Directors for the financial report The directors of the Company are responsible for the preparation of: • The financial report (other than the consolidated entity disclosure statement) that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001; and • The consolidated entity disclosure statement that is true and correct in accordance with the Corporations Act 2001; and for such internal control as the directors determine is necessary to enable the preparation of: • The financial report (other than the consolidated entity disclosure statement) that gives a true and fair view and is free from material misstatement, whether due to fraud or error; and • The consolidated entity disclosure statement that is true and correct and is free of misstatement, whether due to fraud or error. In preparing the financial report, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. A member firm of Ernst & Young Global Limited Sayona Liability limited by a scheme approved under Professional Standards Legislation Annual Report 2025 128

Auditor’s responsibilities for the audit of the financial report Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report. As part of an audit in accordance with the Australian Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the financial report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial report or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the financial report, including the disclosures, and whether the financial report represents the underlying transactions and events in a manner that achieves fair presentation. • Plan and perform the Group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the Group financial report. We are responsible for the direction, supervision and review of the audit work performed for the purposes of the Group audit. We remain solely responsible for our audit opinion. We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated to the directors, we determine those matters that were of most significance in the audit of the financial report of the current year and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Sayona Annual Report 2025 129

Report on the audit of the remuneration report Opinion on the Remuneration Report We have audited the Remuneration Report included in the Directors’ Report for the year ended 30 June 2025. In our opinion, the Remuneration Report of Sayona Mining Limited for the year ended 30 June 2025, complies with section 300A of the Corporations Act 2001. Responsibilities The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards. Ernst & Young Andrew Carrick Partner 28 August 2025 A member firm of Ernst & Young Global Limited Sayona Liability limited by a scheme approved under Professional Standards Legislation Annual Report 2025 130

Sayona Annual Report 2025 131

05 Additional Information Sayona Annual Report 2025 132

Mineral Resources and Ore Reserves

Overview

The Group reports Mineral Resources and Ore Reserves in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code), as required by Chapter 5 of the Australian Securities Exchange (ASX) Listing Rules.

Mineral Resources and Ore Reserves are reported in 100 per cent terms and represent estimates as at 30 June 2025. Our Mineral Resource estimations include Measured and Indicated Mineral Resources which, after the application of all Modifying Factors and development of a mine plan, have been classified as Ore Reserves.

All quantities in this Mineral Resources and Ore Reserves section are reported in dry metric tonnes, unless otherwise stated.

It is important to note that Mineral Resources and Ore Reserves are estimations, not precise calculations. Tonnes and grade data may have been rounded to reflect the relative uncertainty of the estimate, which is why minor computational differences may be present in the totals.

Commodity price and exchange rate assumptions used to estimate the economic viability of Ore Reserves are based on internal and external studies and long-range forecasts. Our planning processes consider a range of impacts on Ore Reserves, including assessments of operating cost and the expectation of economically viable extraction.

All Ore Reserves reported are within existing permitted mining tenements. Our mineral leases are of sufficient duration, or convey a legal right to renew the tenure, to enable Ore Reserves on the leased properties to be mined in accordance with forecasted production schedules. These Ore Reserves may include areas where additional approvals are required, and it is expected that such approvals will be obtained within the timeframe needed to meet the forecasted production schedule.

Competent Persons

Information in this Mineral Resources and Ore Reserves section relating to Exploration Targets, Exploration Results, Mineral Resources or Ore Reserves is based on, and fairly represents, information and supporting documentation compiled by the Competent Persons listed in the table below, which includes details on their respective professional association, relationship to Sayona, and the area for which each Competent Person is taking responsibility.

A Competent Person is defined in the JORC Code. They must have a minimum of five years' experience working with the style of mineralisation or type of deposit under consideration and relevant to the activity being undertaken.

Each of our Competent Persons has given consent to the inclusion of the information in this Mineral Resources and Ore Reserves section in the form and context in which it appears.

Activity	Responsibility	Competent Person	Professional Association	Relationship
Mineral Resources	Authier	Maxime Dupéré	Member of Ordre des Géologues du Québec	External consultant employed by SGS Canada Inc.
	Moblan	Alain Carrier	Member of Ordre des Géologues du Québec	External consultant employed by InnovExplo Inc.
		Mrs Marina Iund	Member of Ordre des Géologues du Québec	External consultant employed by InnovExplo Inc.
		Mr Simon Boudreau	Member of Ordre des Ingénieurs du Québec	External consultant employed by InnovExplo Inc.
		Mr Ryan Cunningham	Member of Ordre des Ingénieurs du Québec	External consultant employed by Primero.
	NAL	Mrs Emilie Gosselin	Member of Ordre des Ingénieurs du Québec	External consultant employed by BBA Inc.
Ore Reserves	Authier	Mr. Tony O'Connell	Member of AusIMM	External consultant employed by Optimal Mining Solutions Pty Ltd.
	Moblan	Mr. Tony O'Connell	Member of AusIMM	External consultant employed by Optimal Mining Solutions Pty Ltd.
	NAL	Mr. Tony O'Connell	Member of AusIMM	External consultant employed by Optimal Mining Solutions Pty Ltd.

Sayona Annual Report 2025
133

Mineral Resources

Mineral Resources as at 30 June 2025

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources			Total Mineral Resources		
Project	Tonnes kt	Grade % Li_2O	Metal[1] kt Li_2O	Tonnes kt	Grade % Li_2O	Metal[1] kt Li_2O	Tonnes kt	Grade % Li_2O	Metal[1] kt Li_2O	Tonnes kt	Grade % Li_2O	Metal[1] kt Li_2O
Authier[2, 3]												
Open Pit	6,042	0.98	59.2	8,098	1.03	83.4	2,996	1.00	30.0	**17,136**	**1.01**	**172.6**
Moblan[4, 5]												
Main	5,813	1.54	–	18,532	1.21	–	2,599	1.09	–	**26,944**	**1.27**	**–**
South	454	1.03	–	53,945	1.17	–	5,199	1.06	–	**59,598**	**1.15**	**–**
New South	–	–	–	22,613	1.21	–	3,601	1.03	–	**26,214**	**1.19**	**–**
Moleon	–	–	–	6,342	1.27	–	1,885	1.10	–	**8,227**	**1.23**	**–**
Total	**6,267**	**1.50**	**–**	**101,432**	**1.19**	**–**	**13,284**	**1.06**	**–**	**120,984**	**1.19**	**–**
NAL[6, 7]												
Open Pit	–	–	–	76,200	1.17	–	8,600	1.13	–	**84,700**	**1.17**	**–**
Underground	–	–	–	–	–	–	10,300	1.01	–	**10,300**	**1.01**	**–**
Total	**–**	**–**	**–**	**76,200**	**1.17**	**–**	**18,900**	**1.06**	**–**	**95,000**	**1.15**	**–**

(1) Represents metal contained within mineral resources, expressed in thousand tonnes of lithium oxide.

(2) 75% ownership interest; cut-off grade of 0.55% Li_2O.

(3) Authier Mineral Resource effective date is 6 October 2021.

(4) 60% ownership interest; cut-off grade of 0.55% Li_2O.

(5) Moblan Mineral Resource effective date 12 June 2025.

(6) 75% ownership interest; cut-off grade of 0.60% Li_2O.

(7) NAL Mineral Resource effective date is 6 June 2025.

Mineral Resources as at 30 June 2024

	Measured Mineral Resources			Indicated Mineral Resources			Inferred Mineral Resources			Total Mineral Resources		
Project	Tonnes kt	Grade % Li_2O	Metal[1] kt Li_2O	Tonnes kt	Grade % Li_2O	Metal[1] kt Li_2O	Tonnes kt	Grade % Li_2O	Metal[1] kt Li_2O	Tonnes kt	Grade % Li_2O	Metal[1] kt Li_2O
Authier[2]												
Open Pit	6,042	0.98	59.2	8,098	1.03	83.4	2,996	1.00	30.0	**17,136**	**1.01**	**172.6**
Moblan[3,4]												
Main	5,901	1.53	–	9,042	1.20	–	5,165	1.10	–	**20,108**	**1.27**	**–**
South	67	1.10	–	30,614	1.18	–	10,323	1.08	–	**41,004**	**1.15**	**–**
New South	–	–	–	15,167	1.24	–	6,834	1.11	–	**22,002**	**1.20**	**–**
Moleon	–	–	–	4,302	1.44	–	5,665	1.33	–	**9,967**	**1.38**	**–**
Total	**5,968**	**1.53**	**–**	**59,125**	**1.22**	**–**	**27,987**	**1.14**	**–**	**93,081**	**1.21**	**–**
NAL[5,6]												
Open Pit	900	1.11	–	71,100	1.14	–	13,700	1.08	–	**85,700**	**1.13**	**–**
Underground							2,200	0.87	–	**2,200**	**0.87**	**–**
Total	**900**	**1.11**	**–**	**71,100**	**1.14**	**–**	**15,800**	**1.05**	**–**	**87,900**	**1.13**	**–**

(1) Represents metal contained within mineral resources, expressed in thousand tonnes of lithium oxide.

(2) 75% ownership interest; cut-off grade of 0.55% Li_2O.

(3) 60% ownership interest; cut-off grade of 0.55% Li_2O.

(4) Moblan Mineral Resource effective date is 27 August 2024.

(5) 75% ownership interest; cut-off grade of 0.60% Li_2O.

(6) NAL Mineral Resource effective date is 27 August 2024.

Sayona Annual Report 2025
134

Annual Review of Mineral Resources

North American Lithium and Moblan resources have been reviewed and those changes are reflected in the table above. A review of Authier resources was completed and there were no changes to the prior estimate.

Ore Reserves

Ore Reserves as at 30 June 2025

			Proved Ore Reserves		Probable Ore Reserves		Total Ore Reserves	
Project	Ownership interest %	Cut-off grade % Li_2O	Tonnes kt	Grade % Li_2O	Tonnes kt	Grade % Li_2O	Tonnes kt	Grade % Li_2O
Authier(1)								
Open Pit	75	0.60	5,700	0.97	4,900	1.03	**10,500**	**1.00**
Moblan(2)								
Open Pit	60	0.60	5,330	1.57	42,750	1.27	**48,080**	**1.31**
NAL(3)								
Open Pit	75	0.60	300	1.01	48,200	1.11	**48,600**	**1.11**

(1) Authier Reserve effective date is 30 June 2025.

(2) Moblan Reserve effective date is 30 June 2025.

(3) NAL Reserve effective date is 30 June 2025.

Ore Reserves as at 30 June 2024

			Proved Ore Reserves			Probable Ore Reserves			Total Ore Reserves		
Project	Ownership interest %	Cut-off grade % Li_2O	Tonnes kt	Grade % Li_2O	Metal(1) kt Li_2O	Tonnes kt	Grade % Li_2O	Metal(1) kt Li_2O	Tonnes kt	Grade % Li_2O	Metal(1) kt Li_2O
Authier											
Open Pit	75	0.55	6,200	0.93	57.6	5,100	1.00	50.7	**11,300**	**0.96**	**108.3**
Moblan											
Open Pit	60	0.60	–	–	–	34,537	1.36	–	**34,537**	**1.36**	**–**
NAL											
Open Pit	75	0.60	200	1.09	2.2	19,900	1.09	216.6	**20,100**	**1.09**	**218.6**

(1) Represents metal contained within ore reserves, expressed in thousand tonnes of lithium oxide.

Annual Review of Ore Reserves

Authier reserves have been reviewed during the year and these changes are reflected in the table above.

Moblan reserves have been reviewed during the year and these changes are reflected in the table above.

NAL reserves have been reviewed during the year including depletion that occurred during FY25 and these changes are reflected in the table above.

Sayona Annual Report 2025

135

Tenement Schedule

Australian Tenement Schedule as at 30 June 2025

Lease	Name	Commodity	Status	Interest
WA Lithium and Gold Projects				
E45/2364	Tabba Tabba	Lithium	Granted	100%
E47/3829	Deep Well	Lithium and Gold	Granted	100%
E45/4716	Red Rock	Lithium and Gold	Granted	100%
E47/3802	Friendly Creek	Lithium and Gold	Granted	100%
E47/3950	Mt Dove	Lithium and Gold	Granted	100%
ELA47/4870	Station Peak	Lithium and Gold	Application	100%
ELA47/4872	Mount Satirist	Lithium and Gold	Application	100%
E47/2983	Mallina	Lithium(1)	Granted	49%
E45/4703	Tabba Tabba East	Lithium(1, 2)	Granted	49%
E45/4726	West Wodgina	Lithium(1, 2)	Granted	49%
E45/5288	Strelley	Lithium(1, 2)	Granted	49%
E45/5289	Strelley West	Lithium(1, 2)	Granted	49%
E45/5904	Mac Well	Lithium(1, 2)	Granted	49%
E59/2055	Mt Edon West	Lithium(1)	Granted	49%
E59/2092	Mt Edon	Lithium(1)	Granted	39%

(1) Tenement subject to Morella Lithium Joint Venture.

(2) Gold rights are 100% owned by Sayona.

Sayona Annual Report 2025
136

Canadian Tenement Schedule as at 30 June 2025

Project	Tenement	%
Authier	2116146	75
	2116154-56	75
	2183454-55	75
	2187651-52	75
	2192470-71	75
	2194819	75
	2195725	75
	2219206-09	75
	2240226-27	75
	2247100-01	75
	2472424-25	75
	2480180	75
	2507910	75
Pontiac	2638674-77	100
	2638685-87	100
	2638692-94	100
	2638704-07	100
	2638762-65	100
	2638771-74	100
	2638800	100
	2638804	100
	2638811	100
	2638819	100
	2638826-28	100
	2638835-36	100
	2638841-44	100
	2638854-58	100
	2638877-82	100
	2638886	100
	2638889	100
	2638893-94	100
	2639800-03	100
	2639808-10	100
	2639824	100
	2639830-35	100
	2639842-43	100
	2685903-04	100
	2639293	100
	2639299-303	100
	2639356	100
	2639363	100
	2639370	100
	2639457	100
	2639581-86	100
	2639588-94	100
	2639596-600	100
	2640740-42	100
	2640749-54	100
	2640758-60	100
	2640766-67	100
	2640840-43	100
	2639224-27	100

Project	Tenement	%
Pontiac	2639314-17	100
	2639328-33	100
	2639416-19	100
	2639462-64	100
	2639506-11	100
	2639548-52	100
	2639557-65	100
	2639574-77	100
	2641120-23	100
	2641126-29	100
	2641132-35	100
	2640027-28	100
	2640030-35	100
	2640040	100
	2640047-50	100
	2640057-59	100
	2640089-95	100
	2640097	100
	2640098-100	100
	2640105-106	100
	2640138-40	100
	2640189-93	100
	2640199-204	100
	2640210-11	100
	2640229	100
	2640263-68	100
	2640270-74	100
	2640277-80	100
	2640282-85	100
	2640288-90	100
	2643839	100
	2687680-85	100
	2706313-21	100
	2745268-69	100
Tansim	2415443-44	100
	2415444	100
	2436732-34	100
	2440843	100
	2440849-50	100
	2440890-903	100
	2440907-09	100
	2440919-20	100
	2440925	100
	2440930	100
	2440935-36	100
	2440991-94	100
	2519255-57	100
	2519274-80	100
	2519282-96	100
	2519298-304	100
	2519307-11	100
	2519316-17	100
Tansim	2572665-703	100
	2579261-71	100
	2601768	100
	2601773	100
	2601778	100
	2601783	100
	2603823-26	100

Project	Tenement	%
North American Lithium	1005	75
	2145325-36	75
	2154760-61	75
	2154987-93	75
	2167933-39	75
	2444462-63	75
	2490652-56	75
	2520959	75
	2521244-47	75
	2569722-23	75
Valleé Lithium Project	2154756-59	18.75
	2154762	18.75
	2167929-32	18.75
	2451339	18.75
	2455374-84	18.75
	2469674	18.75
	2520897	18.75
	2520905	18.75
	2520960	18.75
	2521241-43	18.75
Lac Albert	2630529-649	100
Moblan	2195586-87	60
	2331201-08	60
	2331353-59	60
	2338382	60
	2378688-89	60
Troilus Claims	22693-4	100
	23716-7	100
	23730	100
	23931	100
	24255	100
	24257	100
	24261	100
	24269	100
	44235	100
	81197-99	100
	81203-04	100
	1117911-12	100
	1117918-19	100
	1117926	100
	1117936	100
	2090518	100
	2090923-24	100
	2158088	100
	2166942	100

Sayona Annual Report 2025
137

Canadian Tenement Schedule as at 30 June 2025

Project	Tenement	%
Troilus Claims	2173601	100
	2173630-31	100
	2173633	100
	2173637-38	100
	2173640-41	100
	2209948	100
	2219972-73	100
	2220041-42	100
	2220063-64	100
	2240755	100
	2240757	100
	2253415	100
	2253424	100
	2253432	100
	2253516-21	100
	2253527-31	100
	2253877-78	100
	2253880	100
	2262720	100
	2264368-69	100
	2264372	100
	2264374-76	100
	2264400	100
	2283442-45	100
	2323529	100
	2323531	100
	2323706	100
	2323708-09	100
	2323714	100
	2323746-49	100
	2342477	100
	2369221	100
	2371567-69	100
	2371577-82	100
	2371584	100
	2372785-89	100
	2372794	100
	2385965-69	100
	2385971-76	100
	2389106-24	100
	2391579	100
	2401405-07	100
	2401410-17	100
	2401424-32	100
	2401439-43	100
	2401449	100
	2401452-56	100
	2401486-505	100
	2404406	100
	2424548-53	100
	2428481	100

Project	Tenement	%
Troilus Claims	2428483	100
	2429184-88	100
	2443513-32	100
	2447808	100
	2447833	100
	2447851-52	100
	2447983	100
	2447986	100
	2447993-97	100
	2453351-85	100
	2454358-70	100
	2454375-77	100
	2454409-14	100
	2457004-11	100
	2457014-16	100
	2457018-19	100
	2457022	100
	2457024	100
	2457026-31	100
	2457033-35	100
	2461571	100
	2461984-89	100
	2461991-95	100
	2465289-92	100
	2468133	100
	2471375	100
	2472338-43	100
	2472346-50	100
	2472356	100
	2510194-200	100
	2510205-17	100
	2510271-76	100
	2510292-95	100
	2510726-31	100
	2515565	100
	2515594	100
	2515603	100
	2517129	100
	2517191-218	100
	2517232-47	100
	2517378-427	100
	2517564-602	100
	2517690-735	100
	2517740-44	100
	2518087-117	100
	2518129-53	100
	2518931	100
	2519330	100
	2519775	100
	2534958	100
	2541680-81	100

Project	Tenement	%
Troilus Claims	2541819-43	100
	2542167-70	100
	2542817-31	100
	2543367-70	100
	2543551-52	100
	2543558-69	100
	2543573	100
	2543653-62	100
	2543781-89	100
	2544905-22	100
	2555479-504	100
	2555504	100
	2555515-16	100
	2555520-31	100
	2555537-44	100
	2555547-51	100
	2555555-611	100
	2555614-18	100
	2555621-26	100
	2555630-35	100
	2555687-805	100
	2555814-36	100
	2555847-6134	100
	2558334	100
	2560642-53	100
	2560656-61	100
	2560664-67	100
	2560670-72	100
	2561222-28	100
	2561253-54	100
	2561649	100
	2561842-46	100
	2563696-719	100
	2564837	100
	2565953-58	100
	2566120-26	100
	2566963-78	100
	2567332-41	100
	2567470-79	100
	2567484-515	100
	2571228-307	100
	2571348-427	100
	2571607-86	100
	2571827-96	100
	2574357	100
	2574420-54	100
	2575778	100
	2576046-92	100
	2582568	100

Sayona Annual Report 2025
138

Shareholder Information

Shareholder Information

In accordance with Listing Rule 4.10 the following information is provided as at 22 August 2025.

Corporate Governance statement

The Corporate Governance statement for Sayona Mining Limited is available on our website: sayonamining.com.au/corporate-governance

Securities Exchanges

As at 22 August 2025, Sayona Mining Limited has a primary listing on the Australian Securities Exchange (ASX Code: SYA) and a secondary listing on the OTCQB Venture Market in the United States (OTCQB Code: SYAXF).

Share Ownership

Voting Rights

Ordinary shares in Sayona Mining Limited carry voting rights of one vote per share. Options and rights to shares in Sayona Mining Limited do not carry voting rights until the options have been exercised or rights have vested and converted to ordinary shares, at which point they will carry voting rights of one vote per share.

Distribution of Shareholdings

The following table shows the distribution of Sayona Mining Limited shareholders by size of shareholding, number of shareholders and number of shares as at 22 August 2025:

Range	Total holders	Units	% Units
1 – 1,000	2,588	569,175	0.00
1,001 – 5,000	7,376	23,469,292	0.20
5,001 – 10,000	5,694	44,273,968	0.38
10,001 – 100,000	18,389	714,809,965	6.19
100,001 and over	8,755	10,760,173,614	93.22
Total	**42,802**	**11,543,296,014**	**100.00**

As at 22 August 2025, there were 20,401 shareholders holding less than a marketable parcel (A$500) of shares in Sayona Mining Limited based on the closing market price of A$0.026.

Distribution of Rights Holdings

The following table shows the distribution of rights holders in Sayona Mining Limited by security class, size of rights holding, number of rights holders, and number of rights as at 22 August 2025:

Size of holding	Number of rights holders	Number of rights	Percentage of rights on issue
1 – 1,000	–	–	–
1,001 – 5,000	–	–	–
5,001 – 10,000	–	–	–
10,001 – 100,000	–	–	–
100,001 and over	174	265,684,880	100.00
Total	**174**	**265,684,880**	**100.00**

Substantial Shareholders

As at 22 August 2025, Sayona Mining Limited had no substantial shareholders.

Sayona Annual Report 2025
139

Twenty Largest Shareholders in Sayona Mining Limited

The following table shows the twenty largest shareholders of ordinary shares in Sayona Mining Limited by number of shares and percentage of shares on issue as at 22 August 2025:

Rank	Name	Number of shares held	Percentage of shares on issue
1	HSBC Custody Nominees (Australia) Limited	1,300,144,034	11.26
2	Citicorp Nominees Pty Limited	1,021,194,749	8.85
3	J P Morgan Nominees Australia Pty Limited	560,528,956	4.86
4	BNP Paribas Nominees Pty Ltd <Clearstream>	318,491,346	2.76
5	CPU Share Plans Pty Ltd <Sayona Trust Unlloc A/C>	250,000,000	2.17
6	HSBC Custody Nominees (Australia) Limited <Nt-Comnwlth Super Corp A/C>	190,841,409	1.65
7	BNP Paribas Nominees Pty Ltd <Ib Au Noms Retailclient>	160,940,286	1.39
8	Cropanly Pty Ltd <Two Endeavour Super A/C>	150,299,421	1.30
9	Tomanovic Multiown Pty Ltd <AFS Super Fund A/C>	150,000,000	1.30
10	Terryjoy Pty Ltd <T & J Smith Super Fund A/C>	105,571,221	0.91
11	Mr Richard Karl Hill <Icena Account>	100,000,000	0.87
12	HSBC Custody Nominees (Australia) Limited — A/C 2	82,396,566	0.71
13	BNP Paribas Noms Pty Ltd	73,198,217	0.63
14	Finclear Services Pty Ltd <Superhero Securities A/C>	63,787,542	0.55
15	Warbont Nominees Pty Ltd <Unpaid Entrepot A/C>	61,416,303	0.53
16	P Point Pty Ltd <AB Super Fund A/C>	61,262,616	0.53
17	Mr Robert Veitch + Mrs Elaine Veitch <Veitch Super Fund A/C>	47,000,000	0.41
18	Mr Allan Charles Buckler	41,326,435	0.36
19	Mr Stephen Lance Elliott	40,983,790	0.36
20	Isaiah Sixty Pty Ltd	39,629,608	0.34
Top 20 holders of Ordinary Fully Paid Shares (Total)		**4,819,012,499**	**41.75**
Total Remaining Holders Balance		**6,724,283,515**	**58.25**

Restricted Securities

As at 22 August 2025, Sayona Mining Limited does not have any restricted securities on issue.

Share Registry

Registers of securities are held at the following address:

Computershare Investor Services Pty Limited
Level 1, 200 Mary Street
Brisbane, Queensland 4000
Australia

Alternatively, shareholders can access their current holding details, view their transaction history, download statements and documents, change their address, update their communication preferences and banking details, and check their tax details online via Computershare's Investor Centre at www.computershare.com.

Further information regarding our share registry is included in the Corporate Directory on the inside back cover.

Electronic Communications

Shareholders are encouraged to access all Sayona communications electronically. Shareholders that wish to receive electronic communications can update their preferences online or by telephoning the relevant Computershare Investor Centre.

Sayona Annual Report 2025
140

Glossary Abbreviations and Terms AASB Australian Accounting Standards Board. Abitibi-Témiscamingue Region in Québec, Canada comprising the North American Lithium (NAL) operation, Authier Lithium Project, Tansim Lithium Project, and Vallée Lithium Project. AGM Annual General Meeting. AIG Australian Institute of Geoscientists. ASIC (Australian Securities and Investments Commission) Australian Government agency that enforces laws relating to companies, securities, financial services and credit in order to protect consumers, investors and creditors. ASX (Australian Securities Exchange) A multi-asset class, vertically integrated exchange group that functions as a market operator, clearing house and payments system facilitator. The ASX oversees compliance with its operating rules, promotes standards of corporate governance among Australia’s listed companies, and helps educate retail investors. ASX Listing Rules The rules governing the listing of an entity and the quotation of its securities on the ASX. AusIMM The Australasian Institute of Mining and Metallurgy. BAPE Bureau d’audiences publiques sur l’environnement. Beneficiation The process of physically separating ore from gangue to produce a mineral concentrate prior to subsequent processing. Biodiversity The variety of life on Earth — the different animals, plants and micro-organisms, their genetic diversity, and the ecosystems of which they are a part. Board The Board of Directors of Sayona Mining Limited. Brownfield An exploration or development project located within an existing mineral province, which is able to share infrastructure and management with an existing operation. CEO Chief Executive Officer. CFO Chief Financial Officer. CGU (Cash Generating Unit) The smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows generated from other assets or groups of assets. CIF (Cost, Insurance and Freight) A contractual term which defines the responsibility and division of cost and risk between buyer and seller, in which the buyer assumes all risks and costs for unloading the goods and clearing the goods for import. The seller is responsible for clearing the goods for export and bears the cost of freight and insurance to the port of destination. Risk passes from seller to buyer once the goods are on board the vessel at the port of shipment. CLM Consolidated Lithium Metals Inc. Company Sayona Mining Limited, unless otherwise stated. Competent Person A minerals industry professional who is a Member or Fellow of The Australasian Institute of Mining and Metallurgy (AusIMM), or the Australian Institute of Geoscientists (AIG), or a ‘Recognised Professional Organisation’, as listed on the JORC and ASX websites. These organisations have enforceable disciplinary processes, including the powers to suspend or expel a member. A Competent Person must have a minimum of five years’ experience working with the style of mineralisation or type of deposit under consideration and relevant to the activity which that person is undertaking (JORC Code). Consolidated Group Sayona Mining Limited and its controlled entities, unless otherwise stated. Contractor An individual or company contracted by Sayona to do work on its behalf and under its control with respect to location, work practices and application of health and safety standards. Corporations Act Corporations Act 2001 (Cth). COVID-19 An infectious disease caused by the SARS-CoV-2 virus. Cut-off Grade The lowest grade (or quality) of mineralised material that qualifies as economically mineable and available in a given deposit. It may be defined on the basis of economic evaluation, or on physical or chemical attributes that define an acceptable product specification (JORC Code). Decarbonisation Avoiding or reducing the greenhouse gas emissions associated with an activity. Sayona Annual Report 2025 141

DFS Definitive Feasibility Study. EBIT Earnings before interest and tax. EBITDA Earnings before interest, tax, depreciation and amortisation. Eeyou Istchee James Bay Region in Québec, Canada comprising the Lac Albert Lithium Project, Moblan Lithium Project and Troilus Claims. Elevra Subject to shareholder approval, Elevra Lithium is a dual-listed lithium producer and developer (ASX: ELV, Nasdaq: ELVR) formed through the merger of Piedmont Lithium and Sayona Mining. Employee Any person in full-time, part-time or casual employment, engaged by Sayona on a temporary or permanent basis pursuant to a contract of service. EPS Earnings per share. ESG Environmental, social and governance. ESIA Environmental and Social Impact Assessment. Executive KMP Executive Key Management Personnel (KMP) comprising the Interim Chief Executive Officer, Managing Director and Chief Executive Officer, Executive Director and Company Secretary, Chief Financial Officer, Chief Executive Officer of Canada, Executive Vice-President and Chief Operating Officer of Canada. Executive KMP does not include Non-Executive Directors. Exploration Results Data and information generated by mineral exploration programs that might be of use to investors but which do not form part of a declaration of Mineral Resources or Ore Reserves (JORC Code). Flotation A method of selectively recovering minerals from finely ground ore using a froth created in water by specific reagents. In the flotation process, certain mineral particles are induced to float by becoming attached to bubbles of froth whilst the unwanted mineral particles sink. FOB (Free On Board) A contractual term which defines the responsibility and division of cost and risk between buyer and seller, in which the buyer assumes all risks and costs for goods once the goods are on board the vessel at the port of shipment, including the cost of freight and insurance. The seller is responsible for clearing the goods for export and loading them on board the vessel at the port of shipment. FTS (Flow Through Share) A type of common share that permits the original investor to claim a tax deduction equal to the amount invested. The flow-through share regime allows public companies to transfer the tax deductibility of eligible exploration and development activity conducted in Canada to investors. FX Foreign exchange. GST Goods and Services Tax. Grade Any physical or chemical measurement of the characteristics of the material of interest in samples or product (JORC Code). Greenfield An exploration or development project that refers to a new venture or operation, without any association or proximity to an existing operation. GRI (Global Reporting Initiative) An independent organisation that has established a global framework and standards for sustainability reporting. Groundwater Water beneath the earth’s surface, including beneath the seabed, which fills pores or cracks between porous media such as soil, rock and sand, often forming aquifers. Group Sayona Mining Limited and its controlled entities, unless otherwise stated. IASB International Accounting Standards Board. IFC International Finance Corporation. IFRS (International Financial Reporting Standards) Accounting standards as issued by the International Accounting Standards Board (IASB). Indicated Mineral Resource That part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufficient to assume geological and grade (or quality) continuity between points of observation where data and samples are gathered. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Ore Reserve (JORC Code). Sayona Annual Report 2025 142

Inferred Mineral Resource That part of a Mineral Resource for which quantity and grade (or quality) are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade (or quality) continuity. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to an Ore Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. (JORC Code). Interim CEO Interim Chief Executive Officer. ISSB International Sustainability Standards Board. JORC (Joint Ore Reserves Committee) A committee comprising representatives of each of the three parent bodies — The Minerals Council of Australia (MCA), The Australasian Institute of Mining and Metallurgy (AusIMM), and the Australian Institute of Geoscientists (AIG), as well as representatives of the Australian Securities Exchange (ASX), the Financial Services Institute of Australasia (FinSIA) and the accounting profession, and an observer from the Association of Mining and Exploration Companies (AMEC). JORC Code The 2012 Edition of the Australasian Code for reporting of Exploration Results, Mineral Resources and Ore Reserves, prepared by the JORC. KMP (Key Management Personnel) People who have authority and responsibility for planning, directing and controlling the activities of Sayona, either directly or indirectly. Li2CO3 Lithium carbonate. Li2O Lithium oxide. LiOH Lithium hydroxide. LOM (Life of Mine) The period in which Total Ore Reserves are expected to be extracted through planned mining activities. LTI Long-term incentive. MAC Mining Association of Canada. Managing Director and CEO Managing Director and Chief Executive Officer. Measured Mineral Resource That part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufficient to confirm geological and grade (or quality) continuity between points of observation where data and samples are gathered. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Ore Reserve or, under certain circumstances, a Probable Ore Reserve (JORC Code). MERN Ministere de I’Energie et des Ressources Naturelles. Mineral Reserve The economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Resource A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade (or quality) and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories (JORC Code). Mineralisation Any single mineral or combination of minerals occurring in a mass or deposit of economic interest. The term is intended to cover all forms in which mineralisation might occur, whether by class of deposit, mode of occurrence, genesis or composition (JORC Code). Mining All activities related to the extraction of metals, minerals and gemstones from the earth, whether surface or underground, and by any method. Modifying Factors Considerations used to convert Mineral Resources to Ore Reserves including, but not limited to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors (JORC Code). Sayona Annual Report 2025 143

NAL North American Lithium. NASDAQ The NASDAQ (National Association of Securities Dealers Automated Quotations) is a global electronic marketplace for trading securities, most notably stocks. It’s the second-largest stock exchange in the world by market capitalisation and is known for its concentration of technology companies. While often used to refer to the exchange, Nasdaq, Inc. is the parent company that owns and operates the NASDAQ stock exchange along with other exchanges and financial services. NSR (Net Smelter Return) Revenue derived from the sale of products and concentrates following the application of metallurgical recoveries, less any allowable deductions such as transport costs, treatment charges, refining charges, penalties, freight and royalties. NPV Net present value. Open Pit Surface mining activity in which the working area is kept open to the sky. Ore Reserve The economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified (JORC Code). OTCQB OTCQB Venture Market. Piedmont Piedmont Lithium Inc. and its controlled entities, unless otherwise stated. Probable Ore Reserve The economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Ore Reserve is lower than that applying to a Proved Ore Reserve (JORC Code). Proved Ore Reserve The economically mineable part of a Measured Mineral Resource. A Proved Ore Reserve implies a high degree of confidence in the Modifying Factors (JORC Code). QST Québec Sales Tax. Recovery The percentage of material of interest that is extracted during mining or processing; a measure of mining or processing efficiency. Reserve Life The period in which Total Ore Reserves are expected to be extracted through planned mining activities. ROM (Run of Mine) Product mined in the course of regular mining activities. Tonnes include allowances for diluting materials and for losses that occur when the material is mined. S&P Standard and Poor’s. SASB (Sustainability Accounting Standards Board) A non-profit organisation that develops standards focused on the financial impacts of sustainability. Sayona Sayona Mining Limited and its controlled entities, unless otherwise stated. STI Short-term incentive. Stockpile An accumulation of ore or mineral built up when demand slackens or when the treatment plant or beneficiation equipment is incomplete or temporarily unable to process the mine output; any heap of material formed to create a buffer for loading or other purposes, or material dug and piled for future use. Surface Water All water naturally open to the atmosphere including rivers, lakes, creeks and external water dams but excluding water from oceans, seas and estuaries (e.g. precipitation and runoff including snow and hail). Sustainable Development Activity that supports the needs of the present without compromising the ability of future generations to meet their own needs. Tailings The portions of washed or milled ore that are too poor to be treated further, or remain after the required metals and minerals have been extracted. TCFD Task Force on Climate-Related Financial Disclosures. TNFD Task Force on Nature-Related Financial Disclosures. Total Mineral Resources The sum of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. Total Ore Reserves The sum of Proved Ore Reserves and Probable Ore Reserves. TRIFR (Total Recordable Injury Frequency Rate) The sum of recordable injuries multiplied by 1,000,000, divided by exposure hours for employees and contractors. TRIFR is stated in units per one million hours worked, unless specified otherwise. Sayona Annual Report 2025 144

TSM (Towards Sustainable Mining) A globally recognised performance system that helps mining companies evaluate and manage their environmental and social responsibilities. TSR (Total Shareholder Return) The return delivered to shareholders over a certain period through the change in share price and any dividends paid. TSX Toronto Stock Exchange. Underground Underground mining activity in which the working area is below the surface of the earth. Underlying Depreciation and Amortisation Expense Underlying depreciation and amortisation expense including depreciation and amortisation and non-cash inventory movements. Underlying EBITDA Profit before net financial income and expenses, income tax expense, other earnings adjustment items, depreciation and amortisation expense. Undue Barriers A situation of cumulative and dynamic inequality resulting from workplace interactions, practices, decisions or behaviours, whether individual or institutional, that have adverse effects, intended or unintended, on members of groups covered by section 10 of the Charter of Rights and Freedoms. This may include subtle discrimination and racism that influence the employment opportunities of racialised minorities or ethno-racial discrimination in hiring, such as the decision to reject a candidate based on origin, race or colour, whether consciously or not. UNSDG (United Nations Sustainable Development Goals) Sustainable development goals adopted by the United Nations in 2015 as a universal call to action to end poverty, protect the planet, and ensure that all people enjoy peace and prosperity. Wet Metric Tonnes Production is often quoted in terms of wet metric tonnes (wmt). To adjust from wet metric tonnes to dry metric tonnes (dmt), a factor is applied based on moisture content. Yield The percentage of material of interest that is extracted during mining or processing; a measure of mining or processing efficiency. Units of Measure % percentage or per cent AUD, A$ or $ Australian dollars CAD or C$ Canadian dollars dmt dry metric tonnes ha hectare km kilometre kt thousand tonnes ktpa thousand tonnes per annum kwmt thousand wet metric tonnes m metre Mt million tonnes t tonnes tpa tonnes per annum tpd tonnes per day tph tonnes per hour USD or US$ United States dollars Sayona Annual Report 2025 145

Corporate Directory Company Sayona Mining Limited ABN 26 091 951 978 The Company is listed on the Australian Securities Exchange (ASX) ASX Code SYA The Company is quoted on the OTCQB Venture Market (OTCQB) OTCQB Code SYAXF Directors Mr James Brown Executive Director Mr Allan Buckler Non-Executive Director Mr Paul Crawford Non-Executive Director Mr Lucas Dow Managing Director and Chief Executive Officer Ms Laurie Lefcourt Non-Executive Director Mr Philip Lucas Non-Executive Director Executive Leadership Team Mr Lucas Dow Managing Director and Chief Executive Officer Mr Dougal Elder Chief Financial Officer Mr Sylvain Collard President and Chief Operating Officer, Canada Company Secretary Mr Dylan Roberts Office Locations Brisbane Office (Registered Office) Level 28, 10 Eagle Street Brisbane, Queensland 4000 Australia GPO Box 1638 Brisbane, Queensland 4001 Australia Telephone +61 7 3369 7058 Email info@sayonamining.com Website www.sayonamining.com Auditor Ernst & Young Level 51, 111 Eagle Street Brisbane, Queensland 4000 Australia Telephone +61 7 3011 3333 Legal Advisor Herbert Smith Freehills Kramer Level 34, 161 Castlereagh Street Sydney, New South Wales 2000 Australia Telephone +61 2 9225 5000 Share Registry Computershare Investor Services Pty Limited Level 1, 200 Mary Street Brisbane, Queensland 4000 Australia Telephone 1300 850 505 (within Australia) +61 3 9415 4000 (outside Australia) Facsimile +61 3 9473 2500 Website www.computershare.com Sayona Annual Report 2025 146

Sayona Annual Report 2025 147

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